Form 10-K, Exhibit 13
period 1996-12-31
ELECTRONIC DATA SYSTEMS CORP /DE/
filed 1997-03-06
CIK 1007456

                                                                      EXHIBIT 13
Financial
Report


28 Independent Auditors' Report

28 Responsibilities for Financial Statements

29 Management's Discussion and Analysis
   of Financial Condition and Results of Operations

35 Consolidated Statements of Income

36 Consolidated Balance Sheets

37 Consolidated Statements of Stockholders' Equity

38 Consolidated Statements of Cash Flows

39 Notes to Consolidated Financial Statements

53 Selected Financial Data


                                                      EDS 1996 Annual Report  27

================================================================================
INDEPENDENT AUDITORS' REPORT

The Board of Directors

Electronic Data Systems Corporation:

We have audited the accompanying consolidated balance sheets of Electronic Data Systems Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electronic Data Systems Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

 /s/ KPMG Peat Marwick LLP

 KPMG Peat Marwick LLP
 Dallas, Texas
 January 31, 1997

================================================================================
RESPONSIBILITIES FOR FINANCIAL STATEMENTS

The consolidated financial statements of EDS were prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on judgments of management. Financial information elsewhere in this Annual Report is consistent with that presented in the consolidated financial statements.

  Management is further responsible for maintaining a system of internal accounting controls designed to provide reasonable assurance that the books and records reflect the transactions of the Company and that its established policies and procedures are carefully followed. Perhaps the most important feature in the system of control is that it is continually reviewed for its effectiveness and is augmented by written policies and guidelines, the careful selection and training of qualified personnel, and a strong program of internal audit.

  The Company's independent auditors, KPMG Peat Marwick LLP, have audited the consolidated financial statements. Their audits were conducted in accordance with generally accepted auditing standards, which include the consideration of the Company's internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management.

  The Board of Directors, through the EDS Audit Committee, is responsible for assuring that management fulfills its responsibilities in the preparation of the consolidated financial statements and for engaging the independent auditors. The Committee reviews the scope of the audits and the accounting principles being applied in financial reporting. The independent auditors, representatives of management, and the internal auditors meet regularly (separately and jointly) with the Committee to review the activities of each, to ensure that each is properly discharging its responsibilities, and to discuss the effectiveness of the system of internal accounting controls. It is management's conclusion that the system of internal accounting controls as of and for the period ended December 31, 1996, provides reasonable assurance that the books and records reflect the transactions of the Company and that the Company complies with established policies and procedures. To ensure complete independence, KPMG Peat Marwick LLP have full and free access to meet with the Committee, without management representatives present, to discuss the results of their audits and the quality of the financial reporting.

 /s/ Lester M. Alberthal Jr.                 /s/ Joseph M. Grant

 Lester M. Alberthal, Jr.                    Joseph M. Grant
 Chairman of the Board                       Executive Vice President
 Chief Executive Officer                     Chief Financial Officer


28  EDS 1996 Annual Report

================================================================================
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

Electronic Data Systems Corporation (EDS) is a provider of information technology (IT) services, using computer and communications technologies to meet the business needs of its clients. EDS offers its clients a continuum of services, including management consulting, systems development, systems integration, systems management, and process management.

Forward-Looking Statements

All statements other than historical statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Without limitation, these forward-looking statements include estimates regarding future revenues from General Motors Corporation (GM) and statements regarding first quarter 1997 revenue and earnings growth. Any Form 10-K, Annual Report to Stockholders, Form 10-Q, or Form 8-K of EDS may include forward-looking statements. In addition, other written or oral statements that constitute forward-looking statements have been made or may in the future be made by EDS, including statements regarding future operating performance, short- and long-term revenue and earnings growth, backlog, and industry growth rates and EDS' performance relative thereto. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of EDS' control, that could cause actual results to differ materially from such statements. These include, but are not limited to the following: competition in the information technology industry and the impact of such competition on pricing, revenues, and margins; the market acceptance of new product or service offerings that provide higher margins than traditional product or service offerings and costs associated with the development and marketing of such offerings; the financial performance of current and future client contracts, including the financial performance of EDS' contracts with GM; the degree to which EDS can improve productivity; general economic conditions; the degree to which business entities continue to outsource information technology and business processes; and the cost of attracting and retaining highly skilled personnel.

  EDS disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Split-Off of EDS

On June 7, 1996, GM and EDS consummated a split-off (the "Split-Off") of EDS to the holders of GM's Class E common stock in a transaction that is tax-free for U.S. federal income tax purposes. In connection with the Split-Off, GM and EDS entered into a Master Services Agreement (the "Master Services Agreement") with respect to IT services to be provided after the Split-Off, and a special payment of $500.0 million was made by EDS to GM (the "Special Intercompany Payment").

  The Master Services Agreement and certain related agreements between GM and EDS, with respect to IT services to be provided after the Split-Off (collectively, the "IT Services Agreements"), provide that EDS will continue to serve as GM's principal supplier of IT services for a term of 10 years, which may be extended by agreement of the parties, and that the IT services to be provided by EDS will generally be similar to those provided to GM prior to the Split-Off. Certain of the service arrangements applicable to particular units, sectors, or other organizations within GM were extended for additional terms of between approximately one and three years beyond their previous expiration dates. In addition, under the IT Services Agreements, EDS will provide certain plant-floor automation services in North America that it has not previously provided. The IT Services Agreements also provide for certain significant changes to the pricing and terms under which EDS provides IT services to GM. Among other things, the IT Services Agreements provide that the rates charged by EDS to GM for certain information processing activities and communications services will be reduced and that the parties will work together to achieve increased targets for structural cost reductions. GM has also been given the right to competitively bid and, subject to certain restrictions, outsource a limited portion of its IT service requirements to third-party providers. In addition, beginning in 1997, the payment terms related to IT services provided by EDS will be revised over a two-year period to extend the due dates for payments from GM. (See the "Liquidity and Capital Resources" section below.) The impact of the terms of the IT Services Agreements cannot be precisely quantified, although such terms may have an adverse effect on revenues and operating margins, unless, among other things, EDS is able to continue to effect cost reduction measures in the services provided to GM, to retain a significant portion of the business subject to the competitive bidding provisions of the IT Services Agreements, and to reach mutually acceptable agreements with GM with respect to new or replacement services thereunder.

  Revenues from GM in 1996 increased over 1995, although as a result of changes in the IT Services Agreements, the rates charged for computing and telecommunications services performed for GM in 1996 were slightly lower than those charged for similar services in 1995. The increase in revenues from GM in 1996 was attributable to new projects subsequent to the Split-Off. EDS estimates that revenues from GM in 1997 will be flat or will slightly decrease from 1996.



                                                     EDS 1996 Annual Report  29

  The Special Intercompany Payment of $500.0 million was paid by EDS to GM at the date of the Split-Off. Interest costs related to the Special Intercompany Payment were approximately $.03 per share in 1996. In addition to the Special Intercompany Payment, EDS incurred approximately $45.5 million, or approximately $.06 per share in 1996, of one-time costs in connection with the formulation and implementation of the Split-Off.

Restructuring Activities and Other Related Charges

During 1996, the Company completed reviews of its worldwide business operations and market opportunities. Based on these reviews, the Company identified certain actions necessary to maintain and improve operating efficiencies and accelerate its move towards "user-centered" computing. To effect these actions, the Company adopted formal restructuring plans that consist of work force reductions, asset writedowns, the exit of certain business activities, and the consolidation of facilities. The other related charges included in the accompanying consolidated financial statements have been recorded in connection with the restructuring and exit strategies that have been committed to by management.

Restructuring Charge

The restructuring charge of $285.6 million primarily includes costs associated with work force reductions announced in April 1996. Expected work force reductions of approximately 4,900 employees consist of employees who accepted the Company's early retirement offer and employees who have been identified for involuntary termination under a planned work force realignment. This work force realignment affected a broad base of the Company's managerial, clerical, consulting, and technical employees. The total employee-related termination and early retirement offer charges amounted to $258.1 million, $137.0 million of which relates to special termination benefits, including amounts under the Company's defined benefit pension plan. As of December 31, 1996, 1,743 employees had accepted the early retirement offer and 1,860 employees had been involuntarily terminated. Termination benefits of $67.9 million have been paid related to the involuntary termination plan, and the remaining $53.2 million is expected to be paid in 1997. The balance of the restructuring charge relates to other exit costs resulting from the closure and consolidation of facilities and estimated legal costs.

Asset Writedowns

As part of its plan to maintain and improve operating efficiencies, the Company recorded writedowns of certain of its assets by approximately $503.9 million during the quarter ended June 30, 1996. Of this amount, $262.3 million related to computer and other assets that were written down to their estimated fair values, determined by external market quotes. These assets were written down pursuant to Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, as a direct result of the Company's formal plans to consolidate four of its information processing centers and 15 stand-alone data centers and to accelerate the refreshment of certain information technology assets. Such writedowns were required when the carrying value of assets currently held for use exceeded their expected future undiscounted cash flows, including expected cash flows resulting from eventual disposition. Also included in this charge were asset writedowns of approximately $68.7 million incurred as a direct result of the Company's decision to ultimately discontinue certain business activities in the Communications business sector. In addition, the Company recorded writedowns of certain of its inventory by approximately $31.7 million to net realizable value as a direct result of its decision to exit the computer product reseller market and to broker the sale of such inventory.

  In addition to the items above, certain equipment and other assets were written down based on the projected use of such assets. Asset writedowns totaling $21.4 million related to a client in reorganization and in the process of being acquired by a third party. The remaining balance of the charge for asset writedowns consisted primarily of fixed assets, software licenses, and other assets that no longer will be used to support the Company's operations because of its exit decisions.

Other Related Charges

Also included in the accompanying consolidated financial statements is approximately $60.0 million charged to cost of revenues in the second quarter of 1996, the largest portion of which relates to current assets written down in connection with the Company's decision to exit certain business activities related to the aforementioned client in reorganization. The balance of the charge to cost of revenues relates to changes in estimated contract costs. In addition, all costs directly associated with the Split-Off activities, totaling $45.5 million, have been charged to expense.

  Savings from the implementation of the restructuring actions have been and are expected to be utilized by EDS to offset the negative impact of the changes in the IT Services Agreements and for reinvestment to position EDS for the future.

Results of Operations
Years Ended December 31, 1996, 1995, and 1994

  Revenues. EDS conducts its sales, marketing, and service activities on a global basis through business units that focus both geographically and vertically along the lines of specified industries. The following table summarizes EDS' systems and other contracts revenues in each geographic operating segment for each of the years ended December 31, 1996, 1995, and 1994.

30  EDS 1996 Annual Report

                                  Systems and Other Contracts
                                     Revenues (in millions)
------------------------------------------------------------------
                                    1996        1995       1994
Non-GM Clients:

 United States                   $ 6,577.2   $ 5,794.9   $4,611.2
 Europe                            2,687.0     2,001.5    1,308.1
 Other                               898.9       734.6      493.6
------------------------------------------------------------------
   Total non-GM clients           10,163.1     8,531.0    6,412.9
------------------------------------------------------------------

GM and Affiliates:

 United States                     3,179.3     2,926.1    2,764.4
 Europe                              691.9       659.2      523.4
 Other                               407.0       305.8      259.4
------------------------------------------------------------------
   Total GM and affiliates         4,278.2     3,891.1    3,547.2
------------------------------------------------------------------
Total revenues                   $14,441.3   $12,422.1   $9,960.1
------------------------------------------------------------------

Percentage of Total Revenues:

 Non-GM clients                         70%         69%        64%
 GM and affiliates                      30%         31%        36%
------------------------------------------------------------------
   Total                               100%        100%       100%
------------------------------------------------------------------

  Total revenues increased 16% in 1996 to $14,441.3 million from $12,422.1 million in 1995, which represented a 25% increase over 1994 total revenues of $9,960.1 million. Revenues from non-GM clients grew 19% in 1996 to $10,163.1 million, compared with a 33% increase in 1995 from $6,412.9 million in 1994. The lower rate of non-GM revenue growth in 1996 compared to 1995 is in part attributable to the increasingly competitive environment in which EDS operates. Total revenues related to GM and its affiliates were $4,278.2 million, $3,891.1 million, and $3,547.2 million in 1996, 1995, and 1994, respectively. The increase in GM revenues in 1996 was due primarily to additional MIS and non-MIS initiatives recognized during the year and to a corporate license agreement for certain EDS-owned software for which approximately $100.0 million of revenues were recognized in the fourth quarter of 1996. EDS estimates that revenues from GM in 1997 will be flat or will slightly decrease from 1996. The percentage of EDS' total revenues generated from GM and its affiliates declined to 30% in 1996 from 31% in 1995 and 36% in 1994. EDS expects this trend to continue as revenues from non-GM clients continue to grow. In October 1996, EDS announced that the slower new contract signings during the first six months of 1996 and certain other factors would put some pressure on the rate of financial growth in the fourth quarter of 1996. EDS expects that such slower new contract signings in the first half of 1996 will continue to affect the rate of revenue and earnings growth into the first quarter of 1997.

  Total domestic revenues from non-GM clients increased 13% to $6,577.2 million in 1996 from $5,794.9 million in 1995. This compares with growth rates of 26% in 1995 and 15% in 1994. The increase in 1996 was attributable principally to full-year revenues on contracts that began in late 1995 and to full-year revenues related to the acquisition of A.T. Kearney in August 1995. Domestic revenues from non-GM clients in 1995 increased over 1994 results due principally to full-year revenues on contracts that began in late 1994 and to revenues related to acquisitions, primarily the A.T. Kearney acquisition.

  During 1996, non-U.S. revenues from non-GM clients increased $849.8 million to $3,585.9 million, compared with an increase of $934.4 million in 1995 from $1,801.7 million in 1994. Growth in revenues from non-GM clients in Europe increased $685.5 million, or 34%, to $2,687.0 million in 1996 due to revenues associated with new contracts signed during 1995 and 1994. In 1995, revenues from non-GM clients in Europe increased $693.4 million, or 53%, to $2,001.5 million.

  Other non-U.S. revenues from non-GM clients grew $164.3 million over 1995, to $898.9 million, due principally to new contracts signed in the Asia Pacific region. Other non-U.S. revenues from non-GM clients in 1995 were up $241.0 million over 1994 due to new contracts signed in the Asia Pacific region and Canada, as well as full-year revenues from acquisitions in New Zealand that occurred in 1994.

 The following table displays the percentage of revenues by industry area:

                                                 Percentage of Revenues
                                            for the Years Ended December 31,
-----------------------------------------------------------------------------
                                            1996        1995           1994
Industry Area:
Manufacturing                               45%          47%           49%
Financial Services                          14           14            14
Government                                  13           12            10
All others individually less than 10%       28           27            27
-----------------------------------------------------------------------------
                                           100%         100%          100%
-----------------------------------------------------------------------------

Other than GM, no one client accounted for more than 10% of EDS' total revenues in 1996, 1995, or 1994. GM business, which has historically grown at a slower rate than business from non-GM clients, is included primarily in the Manufacturing industry area. The Government industry area has grown due to, among other reasons, EDS' success in selling services related to newly outsourced government functions in Europe.



                                                      EDS 1996 Annual Report  31

  Costs and expenses. Cost of revenues as a percentage of systems and other contracts revenues was 79% in 1996, compared with 77% in 1995 and 76% in 1994. For the year ended December 31, 1996, cost of revenues includes certain other charges. (See the "Restructuring Activities and Other Related Charges" section above.) In addition, cost of revenues includes charges related to the relocation of certain business operations and other contract-related issues that were recognized in the fourth quarter of 1996. Cost as a percentage of revenues has increased due to higher labor costs for a skilled work force and pricing pressures for new business as a result of the increasingly competitive environment in which EDS operates. EDS is addressing this environment in part through efficiencies gained from its restructuring activities described above and its value-added business approach that includes the development and marketing of new service offerings. Selling, general, and administrative expenses increased 9% in 1996 to $1,403.3 million from $1,291.5 million in 1995, which increased 9% from 1994. Selling, general, and administrative expenses were 10% of systems and other contracts revenues in 1996 and 1995, down from 12% in 1994 due to the fixed nature of certain of these costs.

  Operating income. Operating income decreased $732.9 million in 1996 (including certain other charges discussed above) to $796.1 million. Operating income was $1,529.0 million and $1,243.6 million for 1995 and 1994, respectively. For the year ended December 31, 1996, the operating margin declined to 5.5% (11.4% excluding certain other charges discussed above) from 12.3% in 1995. The 1994 operating margin was 12.5%.

  Interest expense and other, net. Interest expense and other, net, increased $14.5 million in 1996 to $(76.5) million, compared with $(62.0) million in 1995 and $40.6 million in 1994. Interest expense increased to $153.1 million in 1996, compared with $120.8 million in 1995 and $51.7 million in 1994. The increase in both 1996 and 1995 was due primarily to increased interest expense associated with the issuance of $650 million of notes payable as well as from other borrowings in 1995 that were used for general corporate purposes. In addition, interest expense increased in 1996 due to borrowings to fund the $500.0 million Special Intercompany Payment and the issuance of redeemable preferred stock of a subsidiary. (See the "Liquidity and Capital Resources" section below.) Interest and other income increased to $76.6 million in 1996 from $58.8 million in 1995. Interest and other income was $92.3 million in 1994.

  Income taxes. The effective income tax rate was 36% in 1996, 1995, and 1994.

  Net income. EDS' net income decreased to $431.5 million in 1996, compared with $938.9 million for 1995 and $821.9 million in 1994. Net income for 1996 was unfavorably affected by charges in the fourth quarter related to the relocation of certain business operations and other contract-related issues in addition to the recognition of an other-than-temporary decline in the fair value of an investment. These unfavorable impacts on net income were offset by the favorable impact on operating income resulting from the corporate license agreement with GM. (See the "Revenues" section above.) Earnings per share decreased to $0.89 per share in 1996 from $1.96 per share in 1995 and $1.71 per share in 1994. Earnings per share for the year ended December 31, 1996, was negatively affected by $1.18 per share related to the $850 million charge related to restructuring activities and other related charges and $45.5 million of one-time Split-Off costs.

  EDS and its clients may, from time to time, modify their contractual arrangements. For client contracts accounted for under the percentage-of-completion method, such changes would be reflected in results of operations as a change in accounting estimate in the period the revisions are determined.

  Seasonality and inflation. EDS' revenues vary over the calendar year, with the fourth quarter generally reflecting the highest revenues for the year due to certain EDS services that are purchased more heavily in the fourth quarter as a result of the spending patterns of several clients. In addition, revenues have generally increased from quarter to quarter as a result of new business added throughout the year. EDS believes that inflation generally had little effect on its results of operations for each of the years ended December 31, 1996, 1995, and 1994.

Financial Position

Assets. In 1996, EDS' total assets increased to $11,192.9 million, a 3% increase over total assets of $10,832.4 million at December 31, 1995. This change primarily represents increases in cash and cash equivalents and accounts receivable.

  At December 31, 1996, EDS held cash and cash equivalents of $879.9 million, had working capital of $1,845.5 million, and a current ratio of 1.6-to-1. This compares with cash and cash equivalents of $548.9 million, $1,160.0 million in working capital, and a 1.4-to-1 current ratio at December 31, 1995. Return on assets was 3.9% (8.9% excluding the impact on net income and assets of the restructuring and other related charges discussed above) in 1996, compared with 9.6% for 1995 and 10.5% for 1994.

  Liabilities and stockholders' equity. Total long-term debt, including current portion, and redeemable preferred stock of subsidiaries, was $2,897.9 million and $2,100.6 million at December 31, 1996 and 1995, respectively, which primarily consisted of commercial paper and short- and long-term notes payable. The total debt-to-capital ratio (which includes current portion of long-term debt and

32 EDS 1996 Annual Report
redeemable preferred stock of subsidiaries as components of debt and capital) was 37.7% and 29.7% at December 31, 1996 and 1995, respectively. The ratio of noncurrent debt-to-capital was 36.0% and 26.2% at December 31, 1996 and 1995, respectively. Additionally, EDS maintains an agreement with a syndicate of banks that provides EDS with committed lines of credit of up to $2,500.0 million. At December 31, 1996, EDS had unused uncommitted short-term lines of credit totaling $692.1 million and unused committed lines of credit of $2,500.0 million. The unused committed lines of credit of $2,500.0 million serve as a backup facility for EDS' commercial paper borrowings. At December 31, 1996, EDS had total committed lines of credit of $2,521.3 million.

  Stockholders' equity was $4,783.1 million at December 31, 1996, and $4,978.5 million at December 31, 1995. Return on stockholders' equity was 8.8% (19.4% excluding the impact on net income and equity of the restructuring and other related charges discussed above) in 1996, compared with 20.4% in 1995 and 20.9% in 1994.

  The Financial Accounting Standards Board has issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The provisions of SFAS No. 125 generally are effective for transactions occurring after December 31, 1996; however, the effective dates for certain of the provisions have been delayed. Adoption of SFAS No. 125 is not expected to have a material impact on the Company's financial statements.

  Foreign exchange risk management. The translation effects of changes in exchange rates on EDS' consolidated financial statements can be found in the currency translation adjustment in the consolidated statement of stockholders' equity and in the effect of exchange rate changes on cash and cash equivalents in the EDS consolidated statements of cash flows. The disclosure of non-functional currency transactions gains (losses) is contained in the "Summary of Significant Accounting Policies" in Note 1. All other effects of changes in exchange rates on EDS' consolidated financial statements are immaterial due to the general nature of EDS' business and its risk management strategies described below. EDS' foreign subsidiaries conduct nearly all aspects of their respective operations using their respective functional currencies. Accordingly, such operations are not expected to yield significant currency risks.

  EDS hedges predominantly all its transaction risk associated with material monetary assets and liabilities. EDS does not hedge the foreign exchange risk related to either the translation of foreign earnings into U.S. dollars or the translation of its net investment in foreign subsidiaries into U.S. dollars. EDS has no material unhedged monetary assets or liabilities denominated in currencies other than its foreign operations' functional currencies.

  EDS conducts business in the United States and more than 40 other countries. EDS' most significant foreign currency transaction exposures relate to Canada, Western European countries (primarily Germany, the United Kingdom, Italy, the Netherlands, and Switzerland), and New Zealand. EDS manages the foreign exchange transaction exposure resulting from its multinational operations primarily by utilizing short-term forward contracts that are used to hedge the aggregate net exposure in each currency. Derivatives involve, to varying degrees, elements of credit risk, in the event a counterparty should default, and market risk, as the instruments are subject to rate and price fluctuations. Credit risk is managed by dealing solely with major commercial banks with high-quality credit and, therefore, EDS management does not expect to incur any cost due to counterparty default. Market risk is inherently limited by the fact that EDS holds offsetting asset or liability positions. Pursuant to its prescribed policies, EDS does not hold or issue financial instruments for trading purposes.

Liquidity and Capital Resources

For the year ended December 31, 1996, net cash provided by operating activities was $1,551.8 million, up $340.3 million from the same period in 1995 due primarily to the increase in operating income (excluding noncash write-offs regarding the restructuring and other related charges) and decreased levels of accounts receivable as a percentage of revenue. For the year ended December 31, 1995, net cash provided by operating activities was $1,211.5 million, down $271.4 million from $1,482.9 million in 1994 due primarily to increases in accounts receivable.

  For the year ended December 31, 1996, net cash used in investing activities decreased $463.2 million, to $1,270.8 million, when compared with the same period for 1995. Net cash used in investing activities increased $243.9 million, to $1,734.0 million in 1995 from $1,490.1 million in 1994. Cash used in investing activities consisted largely of payments for purchases of property and equipment of $1,158.2 million, $1,276.5 million, and $1,203.6 million in 1996, 1995, and 1994, respectively. Additionally, EDS used cash for investments in leases and other assets and for payments related to acquisitions.

  Net cash provided by financing activities was $66.3 million for the year ended December 31, 1996, down $398.8 million from the corresponding period in 1995, due primarily to the $500.0 million Special Intercompany Payment paid to GM in connection with the Split-Off. For the year ended December 31, 1995, net cash provided by financing activities was $465.1 million, compared with cash provided by financing activities of $206.5 million in 1994. EDS paid cash dividends totaling $291.4 million, $251.3 million, and $231.1 million in 1996, 1995, and 1994, respectively. EDS also paid a $500.0 million Special Intercompany Payment to GM at the time of the Split-Off.

                                                       EDS 1996 Annual Report 33

  EDS expects that its principal uses of funds for the foreseeable future will be for capital expenditures, debt repayment, and working capital. Capital expenditures may consist of purchases of computer and telecommunications equipment, buildings and facilities, land, and software, as well as acquisitions. EDS' projected capital expenditures for 1997 are approximately $1,500.0 million to $2,000.0 million. However, actual capital expenditures will depend to a significant extent on the level of acquisition and joint venture activities by EDS, as well as capital requirements for new business. EDS anticipates that cash flows from operations and unused borrowing capacity under its existing lines of credit will provide sufficient funds to meet its needs for at least the next year.

  The IT Services Agreements existing between GM and EDS prior to the Split-Off provided for GM to pay EDS on the 15th day of the month in which services are provided with respect to a substantial portion of services. Under the IT Services Agreements signed at the time of the Split-Off, there will be a transition over a two-year period, beginning in 1997, to payment on the 20th day of the month following service for all agreements that do not already have payment terms at least that favorable to GM. These revised payment terms are expected to result in an increase in EDS' working capital requirements. EDS will obtain the funds for this working capital impact through borrowings under its existing commercial paper or bank credit facilities. EDS funded the Special Intercompany Payment through borrowings under its existing commercial paper facilities. EDS currently anticipates that it may seek to refinance such commercial paper or bank borrowings as part of its general plan to extend maturities of its indebtedness.

  During 1996, consolidated subsidiaries of the Company issued 265.0 million British pounds (440.3 million U.S. dollars) of redeemable preferred stock to third parties. Holders of such preferred stock have the right to redeem such shares from 2001-2003 for cash equal to the issue amount plus cumulative unpaid dividends. Dividends on such preferred shares are cumulative from the effective date of issue at fixed rates ranging from 6.14% to 7.7%. In January 1997, a consolidated subsidiary of the Company issued 200.0 million British pounds (339.0 million U.S. dollars) of redeemable preferred stock to third parties. Both the holders of such preferred stock and the Company may call such shares at any time for cash equal to the issue amount plus cumulative unpaid dividends. Dividends on such preferred shares are cumulative from the effective date of issue at a blended fixed rate of 6.07%.

  The competitive environment and changing market forces are increasing the capital intensity of EDS' business. Increasing amounts of capital will be required by EDS to make investments in acquisitions, joint ventures, and strategic alliances in other parts of the information industry, and in new product development. In addition, information technology client contracts frequently require investments in computers and telecommunications equipment, software, and other property and equipment. For these reasons, EDS' ability to continue to access the capital markets on an efficient basis will become increasingly important to its ability to compete effectively.

  The Split-Off is intended, among other things, to afford EDS more flexible access to capital markets to meet its growing needs without regard to competing considerations of GM and its affiliates. EDS may over time incur substantially more debt than it did while a subsidiary of GM. As a result, EDS' financial leverage may increase in the future. To the extent that EDS becomes more highly leveraged, EDS may be required to pay higher interest rates on its outstanding borrowings. To provide the funds necessary for EDS' future acquisition and expansion goals, EDS expects that it might incur, from time to time, additional bank financing and/or issue equity or debt securities, depending on market and other conditions.

34 EDS 1996 Annual Report

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share amounts)

                                                   Years Ended December 31,
--------------------------------------------------------------------------------
                                                  1996        1995        1994

Systems and other contracts revenues            $14,441.3   $12,422.1   $9,960.1
--------------------------------------------------------------------------------

Costs and expenses
   Cost of revenues (Note 21)                    11,452.4     9,601.6    7,529.4
   Selling, general, and administrative           1,403.3     1,291.5    1,187.1
   Restructuring charge (Note 21)                   285.6          --         --
   Asset writedowns (Note 21)                       503.9          --         --
--------------------------------------------------------------------------------
      Total costs and expenses                   13,645.2    10,893.1    8,716.5
--------------------------------------------------------------------------------
      Operating income                              796.1     1,529.0    1,243.6
One-time split-off costs (Note 21)                  (45.5)         --         --
Interest expense and other, net                     (76.5)      (62.0)      40.6
--------------------------------------------------------------------------------
      Income before income taxes                    674.1     1,467.0    1,284.2
--------------------------------------------------------------------------------

Provision for income taxes                          242.6       528.1      462.3
--------------------------------------------------------------------------------
      Net income                                $   431.5   $   938.9   $  821.9
--------------------------------------------------------------------------------
Earnings per share of common stock              $     .89   $    1.96   $   1.71
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                                       EDS 1996 Annual Report 35

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
(in millions, except share and per share amounts)
                                                                 December 31,
--------------------------------------------------------------------------------
                                                               1996       1995
Assets
Current assets
   Cash and cash equivalents                               $   879.9  $   548.9
   Marketable securities                                        82.6       89.7
   Accounts receivable, net                                  3,513.0    3,169.0
   Inventories                                                 141.6      181.2
   Prepaids and other                                          391.2      392.7
--------------------------------------------------------------------------------
      Total current assets                                   5,008.3    4,381.5
--------------------------------------------------------------------------------
Property and equipment, net                                  3,097.0    3,242.4

Operating and other assets
   Land held for development, at cost                           89.1      105.1
   Investment in leases and other                            1,591.7    1,573.5
   Software, goodwill, and other intangibles, net            1,406.8    1,529.9
--------------------------------------------------------------------------------
      Total operating and other assets                       3,087.6    3,208.5
--------------------------------------------------------------------------------
          Total assets                                     $11,192.9  $10,832.4
--------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Current liabilities
   Accounts payable                                        $   465.8  $   603.9
   Accrued liabilities                                       1,843.6    1,664.6
   Deferred revenue                                            592.6      629.3
   Income taxes                                                127.5       75.9
   Current portion of long-term debt                           133.3      247.8
--------------------------------------------------------------------------------
      Total current liabilities                              3,162.8    3,221.5
--------------------------------------------------------------------------------
Deferred income taxes                                          429.4      739.7
Long-term debt                                               2,324.3    1,852.8
Redeemable preferred stock of subsidiaries and
 minority interest                                             493.3       39.9
Commitments and contingent liabilities
Stockholders' equity
   Preferred stock, $.01 par value; authorized
    200,000,000 shares; none issued                               --         --
   Common stock, without par value; authorized
    1,000,000,000 shares; issued and outstanding
    483,693,854 shares at December 31, 1995                       --      517.7
   Common stock, $.01 par value; authorized
    2,000,000,000 shares;
    issued 487,590,995 shares at December 31, 1996               4.9         --
   Additional paid-in capital                                  682.8         --
   Retained earnings                                         4,200.6    4,560.5
   Currency translation adjustments and other                  (98.2)     (99.7)
   Treasury stock, at cost, 440,488 shares at
    December 31, 1996                                           (7.0)        --
--------------------------------------------------------------------------------
      Total stockholders' equity                             4,783.1    4,978.5
--------------------------------------------------------------------------------
          Total liabilities and stockholders' equity       $11,192.9  $10,832.4
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

36 EDS 1996 Annual Report

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions)

                                   Common Stock                        Currency                    Treasury Stock
                                   ------------         Additional    Translation                  --------------     Consolidated
                                Shares                    Paid-in     Adjustments   Retained      Shares              Stockholders'
                             Outstanding     Amount       Capital      and Other    Earnings       Held     Amount       Equity
                             -------------------------------------------------------------------------------------------------------

Balance at December 31, 1993    480.9        $421.2         $   --      $(85.9)     $3,282.1        --    $  --         $3,617.4
 Net income                        --            --             --          --         821.9        --       --            821.9
 Dividends declared                --            --             --          --        (231.1)       --       --           (231.1)
 Stock award transactions         0.8          33.9             --          --            --        --       --             33.9
 Currency translation
  adjustment                       --            --             --        (3.0)           --        --       --             (3.0)
 Unrealized loss on
  securities, net                  --            --             --        (6.6)           --        --       --             (6.6)
-----------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1994    481.7         455.1             --       (95.5)      3,872.9        --       --          4,232.5
 Net income                        --            --             --          --         938.9        --       --            938.9
 Dividends declared                --            --             --          --        (251.3)       --       --           (251.3)
 Stock award transactions         2.0          62.6             --          --            --        --       --             62.6
 Currency translation
  adjustment                       --            --             --        (6.6)           --        --       --             (6.6)
 Unrealized gain on
  securities, net                  --            --             --         2.4            --        --       --              2.4
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1995    483.7         517.7             --       (99.7)      4,560.5        --       --          4,978.5
 Recapitalization (Note 1)         --        (512.8)         512.8          --        (500.0)      2.0    (20.3)          (520.3)
 Net income                        --            --             --          --         431.5        --       --            431.5
 Dividends declared                --            --             --          --        (291.4)       --       --           (291.4)
 Stock award transactions         3.5            --          170.0          --            --      (1.6)    13.3            183.3
 Currency translation
  adjustment                       --            --             --         1.6            --        --       --              1.6
 Unrealized loss on
  securities, net                  --            --             --        (0.1)           --        --       --             (0.1)
------------------------------------------------------------------------------------------------------------------------------------


Balance at December 31, 1996    487.2        $  4.9         $682.8      $(98.2)     $4,200.6       0.4    $(7.0)        $4,783.1
------------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.


                                                       EDS 1996 Annual Report 37

================================================================================
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)


                                                                                                Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------------------
                                                                                               1996        1995         1994
Cash Flows From Operating Activities

   Net income                                                                             $    431.5   $   938.9   $    821.9
-------------------------------------------------------------------------------------------------------------------------------
   Adjustments to reconcile net income to net cash provided by operating activities:
      Asset writedowns                                                                         503.9          --           --
      Depreciation and amortization                                                          1,180.8     1,107.8        771.1
      Deferred compensation                                                                     81.9        58.8         62.0
      Other                                                                                     46.2        34.1         30.9
      Changes in operating assets and liabilities, net of effects of acquired companies:
          Accounts receivable                                                                 (374.1)     (839.3)      (554.3)
          Inventories                                                                           (8.4)      (41.9)        (1.9)
          Prepaids and other                                                                  (307.0)     (214.5)      (199.4)
          Accounts payable and accrued liabilities                                             274.4        30.2        546.0
          Deferred revenue                                                                     (27.4)       81.0         79.1
          Taxes payable                                                                       (250.0)       56.4        (72.5)
-------------------------------------------------------------------------------------------------------------------------------
             Total adjustments                                                               1,120.3       272.6        661.0
-------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                                 1,551.8     1,211.5      1,482.9
-------------------------------------------------------------------------------------------------------------------------------

Cash Flows From Investing Activities
   Proceeds from sales of marketable securities                                                 78.9       162.5        374.4
   Proceeds from investments in leases and other assets                                        184.9        87.9        136.0
   Payments for purchases of property and equipment                                         (1,158.2)   (1,276.5)    (1,203.6)
   Payments for investments in leases and other assets                                        (244.4)     (307.8)      (347.5)
   Payments related to acquisitions, net of cash acquired                                      (46.7)     (234.9)      (186.6)
   Payments for purchases of software and other intangibles                                   (107.5)      (92.0)       (77.0)
   Payments for purchases of marketable securities                                             (79.3)     (100.9)      (253.3)
   Other                                                                                       101.5        27.7         67.5
-------------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                                    (1,270.8)   (1,734.0)    (1,490.1)
-------------------------------------------------------------------------------------------------------------------------------

Cash Flows From Financing Activities
   Proceeds from long-term debt                                                             11,238.6     7,466.7     10,821.0
   Payments on long-term debt                                                              (10,871.2)   (6,776.3)   (10,300.7)
   Net decrease in current portion of long-term debt with maturities less than 90 days            --          --       (102.9)
   Proceeds from sale of redeemable preferred stock of subsidiaries                            431.1          --           --
   Employee stock transactions and related tax benefit                                          59.2        26.0         20.2
   One-time intercompany payment to GM                                                        (500.0)         --           --
   Dividends paid                                                                             (291.4)     (251.3)      (231.1)
-------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by financing activities                                                    66.3       465.1        206.5
-------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                                   (16.3)       (1.9)        25.5
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                           331.0       (59.3)       224.8
Cash and cash equivalents at beginning of year                                                 548.9       608.2        383.4
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                  $    879.9   $   548.9   $    608.2
-------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.



38 EDS 1996 Annual Report

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 1996, 1995, and 1994

================================================================================
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Electronic Data Systems Corporation (EDS) is a provider of information technology services using advanced computer and communications technologies to meet the business needs of its clients. These services include management consulting, systems development, systems integration, systems management, and process management. (See Note 14 for geographic segment information.) As used herein, the terms "EDS" and "the Company" refer to Electronic Data Systems Corporation, its predecessor, and its consolidated subsidiaries. EDS offers its clients a continuum of services in more than 40 countries worldwide.

  General Motors Corporation (GM) acquired all of the capital stock of EDS in October 1984. Prior to that time, EDS had been an independent, publicly held corporation. On June 7, 1996, GM split-off (the "Split-Off") EDS to the holders of GM's Class E common stock in a transaction that was tax-free for U.S. federal income tax purposes, and EDS once again became a publicly held company. In connection therewith, EDS paid GM a one-time intercompany payment of $500.0 million in cash. Under the terms of the Split-Off, one share of EDS common stock was exchanged for each share of GM Class E common stock.

Principles of Consolidation

The consolidated financial statements include the accounts of EDS and all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company's investments in companies in which it has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method, with the remaining investments carried at cost.

Basis of Reporting

During the period of GM's ownership of EDS, purchase accounting adjustments reflected in GM's consolidated financial statements that were applicable to EDS were not reflected in the accompanying consolidated financial statements. The effects of such purchase accounting adjustments and their remaining carrying value were not material to the consolidated financial statements for each of the years ended December 31, 1996, 1995, and 1994.

  Earnings per share for periods ended subsequent to June 7, 1996, is computed using the weighted average number of EDS common shares outstanding during the period. Common-equivalent shares consisting of incremental shares issuable upon the exercise of stock options and awards are excluded from the weighted average share computation as their effect is immaterial. Earnings per share for periods ended prior to June 7, 1996, was determined based on the relative amounts available for the payment of dividends to holders of GM Class E common stock (the "Available Separate Consolidated Net Income"). The Available Separate Consolidated Net Income of EDS was equal to the consolidated net income of EDS multiplied by a fraction, the numerator of which was the weighted average number of shares of GM Class E common stock outstanding during the period and the denominator of which was the number of EDS common shares outstanding at the end of the respective period. Earnings per share for the year ended December 31, 1996, was computed using the weighted average number of EDS common shares outstanding during the year (485.8 million shares). Amounts calculated under this method are not materially different from amounts calculated under the method used during the period that GM Class E common shares were outstanding.

The following table summarizes the calculations used to determine earnings attributable to GM Class E common shares mentioned above for the years ended December 31, 1995 and 1994 (in millions, except per share amounts):

                                                       Years Ended December 31,
--------------------------------------------------------------------------------
                                                          1995            1994
Separate consolidated net income                         $938.9          $821.9
Available separate consolidated
  net income                                             $795.6          $444.4
Average number of shares of GM
  Class E common stock outstanding
  (numerator)                                             404.6           260.3
Class E dividend base (denominator)                       483.7           481.7
Average number of shares of EDS
  common stock outstanding                                483.7           481.7
Earnings attributable to GM Class E
  common stock on a per share basis                      $ 1.96          $ 1.71

Debt and Marketable Equity Securities

Marketable securities at December 31, 1996 and 1995, consist of securities issued by the U.S. Treasury, states, and political subdivisions, as well as mortgage-backed debt, corporate debt, and corporate equity securities. The Company classifies all of its debt and marketable equity securities as available-for-sale. Management determines the appropriate classification of all securities at the time of purchase and reevaluates such designation as of each balance sheet date. Noncurrent available-for-sale securities are reported within the balance sheet classification "Investment in Leases and Other." The Company's available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, totaling $(4.3) million and $(4.2) million at December 31, 1996 and 1995, respectively, are excluded from

                                                       EDS 1996 Annual Report 39
earnings and are reported as a component of stockholders' equity until realized. A decline in the fair value of any available-for-sale security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. (See Note 3.)

Inventory Valuation

Inventories, primarily consisting of computer equipment, are stated principally at the lower of cost or market using the first-in, first-out method.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is calculated using the straight-line method over the lesser of the asset's estimated useful life, the life of the related client contract, or the term of the lease in the case of leasehold improvements. The ranges of estimated useful lives are as follows:

                                             Years
Buildings                                    20-40
Facilities                                    5-20
Computer equipment                            3-8
Other equipment and furniture                 3-15

Software, Goodwill, and Other Intangibles

Software purchased by the Company and utilized in designing, installing, and operating business information and communications systems is capitalized and amortized on a straight-line basis over a five- to eight-year period. Costs of developing and maintaining software systems are incurred primarily in connection with client contracts and are considered contract costs. Software development costs that meet the capitalization and recoverability requirements of Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, are capitalized and generally amortized on a straight-line basis over three years. Such amounts were not significant.

  The cost of acquired companies is allocated first to identifiable assets based on estimated fair values. Costs allocated to identifiable intangible assets are amortized on a straight-line basis over the remaining estimated useful lives of the assets as determined by underlying contract terms or independent appraisals. Such lives range from five to 10 years. The excess of the purchase price over the fair value of identifiable assets acquired, net of liabilities assumed, is recorded as goodwill and amortized on a straight-line basis over the useful life. This is determined based on the individual characteristics of the acquired entity, which is five to 40 years.

  The Company periodically evaluates the carrying amounts of goodwill, as well as the related amortization periods, to determine whether adjustments to these amounts or useful lives are required based on current events and circumstances. The evaluation is based on the Company's projection of the undiscounted future operating cash flows of the acquired operation over the remaining useful lives of the related goodwill. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related goodwill, the underlying assets are written down by charges to expense so that the carrying amount is equal to future undiscounted cash flows. The assessment of the recoverability of goodwill will be affected if estimated future operating cash flows are not achieved.

Revenue Recognition

The Company provides services under level-of-effort and fixed-price contracts, with the length of the Company's contracts extending up to 10 years. Under level-of-effort types of contracts, revenue is earned based on agreed-upon billing amounts as services are provided to the client. For certain fixed-price contracts, revenue is recognized on the percentage-of-completion method. Revenue earned on the percentage-of-completion method is based on the percentage that incurred contract costs to date bear to total estimated contract costs after giving effect to the most recent estimates of total cost. Changes to total estimated contract costs, if any, are recognized in the period they are determined. Provisions for estimated losses, if any, are made in the period in which the loss first becomes apparent. Revenue under nonrefundable fixed-price contracts for software licenses is recognized after the software has been delivered, all significant obligations of the Company have been fulfilled, and all significant uncertainties regarding client acceptance have expired. The portion of the fixed-price revenue related to maintenance is unbundled, deferred, and recognized ratably over the contract period.

  Deferred revenues of $592.6 million and $629.3 million at December 31, 1996 and 1995, respectively, represent billings in excess of costs and related profits on certain contracts. Included in accounts receivable are unbilled receivables of $950.2 million and $706.9 million at December 31, 1996 and 1995, respectively. Such unbilled receivables for certain contracts in progress represent costs and related profits in excess of billings, and such amounts were not billable at the balance sheet date, but are recoverable over the remaining life of the contract. These billings on fixed-price contracts will be made in the future in accordance with contractual agreements. Of the unbilled receivables at December 31, 1996, billings to such clients amounting to $206.6 million are expected to be collected in 1998 and thereafter.

40 EDS 1996 Annual Report

Currency Translation

Assets and liabilities of non-U.S. subsidiaries whose functional currency is not the U.S. dollar are translated at current exchange rates. Revenue and expense accounts are translated using an average rate for the period. Translation gains (losses) are not included in determining net income, but are reflected as a separate component of stockholders' equity. Cumulative currency translation adjustments included in stockholders' equity were $(93.9) million and $(95.5) million at December 31, 1996 and 1995, respectively. Nonfunctional currency transaction gains (losses) are included in determining net income and were $(11.8) million, $(3.8) million, and $4.5 million, net of income taxes, for the years ended December 31, 1996, 1995, and 1994, respectively.

Income Taxes

The Company provides for deferred taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered. The deferral method is used to account for investment tax credits. Prior to the Split-Off, the Company was included in the consolidated federal tax returns filed by GM. Current federal income taxes were calculated on a separate return basis and remitted to GM.

Statements of Cash Flows

The Company uses the indirect method to present cash flows from operating activities and considers certificates of deposit, as well as the following items with original maturities of three months or less, to be cash equivalents: commercial paper, repurchase agreements, and money market funds. (See Note 20.)

Derivatives

Derivative financial instruments are used by the Company in the management of its interest rate and foreign currency exposures. Net payments or receipts under the Company's interest rate swap agreements are recorded as adjustments to interest expense. For foreign exchange forward contracts that are designated as a hedge of a firm commitment, gains and losses are deferred and included in the measurement of the hedged transaction upon settlement. Deferred gains and losses relating to these instruments were not material in the years ended December 31, 1996, 1995, and 1994. Gains and losses on other foreign currency forward contracts are reflected in other income in the period in which the currency fluctuation occurs.

Financial Instruments

The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 1996 and 1995 (in millions):


                                                December 31,
--------------------------------------------------------------------------------
                                        1996                    1995
                                        ----                    ----
                                            Estimated               Estimated
                                 Carrying     Fair       Carrying     Fair
                                  Amount      Value       Amount      Value
Available-for-sale marketable
  securities (Note 3)            $   82.6    $   82.6    $   89.7   $   89.7
Investment in securities,
  joint ventures, and part-
  nerships, under the
  cost method of
  accounting (Note 6)               500.0       565.2       482.0      582.6
Noncurrent notes
  receivable (Note 6)                34.4        34.4        89.6       86.0
Long-term debt (Note 9)           2,457.6     2,498.6     2,100.6    2,168.4
Redeemable preferred
  stock of subsidiaries
  and related interest
  rate swap agreements
  (Note 10)                         440.3       440.3          --         --
Foreign exchange forward
  contracts, net liability
  (Note 15)                         (12.0)      (12.0)       (5.4)      (5.4)
Currency swap agreement,
  net asset (Note 15)                 8.2         8.2          --         --

  The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

  Available-for-sale marketable securities - These investments are classified as available-for-sale and carried at their estimated fair value based on current market quotes.

  Investment in securities, joint ventures, and partnerships and noncurrent notes receivable - The fair values of certain long-term investments are estimated based on quoted market prices for these or similar investments. For other investments and noncurrent notes receivable, various methods are used to estimate fair value, including external valuations and discounted cash flows.

  Long-term debt and redeemable preferred stock of subsidiaries, including related interest rate swap agreements - The fair value of these instruments is estimated based on the current rates offered to the Company for instruments with similar terms, degree of risk, and remaining maturities.



                                                       EDS 1996 Annual Report 41

  Foreign exchange forward contracts - The fair value of foreign exchange forward contracts is based on the estimated amount to settle based on market exchange rates.

  Currency swap agreement - The fair value of this instrument is estimated based on quotes from the market makers of these instruments and represents the estimated amount that the Company would expect to receive or pay to terminate the agreement.

  Other - The carrying value of other financial instruments such as cash equivalents, accounts receivable, and accounts payable approximate their fair value.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Significant Clients

Immediately prior to the Split-Off, EDS and GM entered into a new Master Services Agreement (the "Master Services Agreement") that serves as a framework for the negotiation and operation of service agreements between GM and EDS related to certain "in-scope" information technology (IT) services to be provided by EDS to GM on a worldwide basis (collectively, together with the Master Services Agreement, the "IT Services Agreements"). The IT Services Agreements replaced the master agreement that, prior to the Split-Off, served as a framework for individual services agreements between GM and EDS.

  During the years ended December 31, 1996, 1995, and 1994, the portion of EDS revenues attributable to GM was 30%, 31%, and 36%, respectively. Due to the signing of the new IT Services Agreements prior to the Split-Off, EDS does not anticipate the loss of GM as an ongoing major client in the near future.

  Concentrations of credit risk with respect to accounts receivable are limited due to the large number of clients forming the Company's client base and their dispersion across different industry and geographic areas. Accounts receivable are shown net of allowances of $104.3 million and $99.5 million as of December 31, 1996 and 1995, respectively.

  Other than GM, no single client accounted for more than 10% of the Company's revenues in 1996, 1995, or 1994.

Stock-Based Compensation

Effective January 1, 1996, the Company adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which requires pro forma disclosure of net income and earnings per share as if the SFAS No. 123 fair value method had been applied. The Company continues to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, for the preparation of its basic consolidated financial statements. (See Note 12.)

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Initial adoption of SFAS No. 121 as of January 1, 1996, did not have a material impact on the Company's financial position or results of operations.

Reclassifications

Certain reclassifications have been made to the 1995 and 1994 consolidated financial statements to conform to the 1996 presentation.

================================================================================
NOTE 2: NATIONAL HERITAGE INSURANCE COMPANY

National Heritage Insurance Company (NHIC), a wholly owned subsidiary of EDS, acts as underwriter for claims benefit payments for the Medicaid welfare program contract for the state of Texas (the "State"). NHIC also acts as an administrator for the Medicare Part B claims in certain counties in California.

  The underwriting contract provides that certain payments from the State be deposited in trust accounts that are not included in the consolidated financial statements. In accordance with contractual provisions, these funds will be returned to the State if total benefit claims are less than the amounts received. Of such payments received during the years ended December 31, 1996, 1995, and 1994, $3,454.1 million, $3,440.1 million, and $4,188.7 million,


42 EDS 1996 Annual Report
respectively, were designated for the payment of benefit claims or to be returned to the State. At December 31, 1996 and 1995, designated funds at amortized costs of $645.1 million and $664.7 million, respectively, remained in the trust accounts. Approximate market values of these invested funds at December 31, 1996 and 1995, were $644.4 million and $663.3 million, respectively. These investments primarily consist of corporate and government bonds. NHIC has the ability and intent to hold these investments until their full face value can be realized. Gains and losses from the sale of these investments held in trust accounts are combined with gains and losses from the Company's other investments.

================================================================================
3: DEBT AND MARKETABLE EQUITY SECURITIES

Following is a summary of current available-for-sale securities (in millions):

                                             December 31, 1996
--------------------------------------------------------------------------------
                                              Gross       Gross     Estimated
                                 Amortized  Unrealized  Unrealized    Fair
                                   Cost       Gains       Losses      Value
 U.S. government and
   agency obligations              $43.0         $--        $0.1      $42.9
 Other debt securities              35.4          --         2.5       32.9
--------------------------------------------------------------------------------
   Total debt securities            78.4          --         2.6       75.8

 Equity securities                   7.0          --         0.2        6.8
--------------------------------------------------------------------------------
   Total current available-
     for-sale securities           $85.4         $--        $2.8      $82.6
--------------------------------------------------------------------------------

                                              December 31, 1995
--------------------------------------------------------------------------------
                                              Gross       Gross     Estimated
                                 Amortized  Unrealized  Unrealized    Fair
                                   Cost       Gains       Losses      Value
 U.S.government and
   agency obligations              $33.2        $0.1        $0.1      $33.2
 Other debt securities              35.6         0.1         1.8       33.9
--------------------------------------------------------------------------------
   Total debt securities            68.8         0.2         1.9       67.1

 Equity securities                  23.4          --         0.8       22.6
--------------------------------------------------------------------------------
   Total current available-
     for-sale securities           $92.2        $0.2        $2.7      $89.7
--------------------------------------------------------------------------------

  Noncurrent available-for-sale securities are included in "Investment in Leases and Other" (Note 6) and are not significant.

  The amortized cost and estimated fair value of current debt securities at December 31, 1996, by contractual maturity, are shown below (in millions). Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to repay obligations without prepayment penalties.

                                                            December 31, 1996
--------------------------------------------------------------------------------
                                                                       Estimated
                                                            Amortized    Fair
                                                              Cost       Value
 Debt securities
   Due in one year or less                                      $26.9      $26.9
   Due after one year through five years                         32.7       32.6
   Due after five years through 10 years                           --         --
   Due after 10 years                                             1.6        1.6
   Mortgage-backed securities                                    17.2       14.7
--------------------------------------------------------------------------------
   Total debt securities                                        $78.4      $75.8
--------------------------------------------------------------------------------

The following table summarizes sales of available-for-sale securities (in millions):

                                                      Years Ended December 31,
--------------------------------------------------------------------------------
                                                       1996     1995     1994
 Proceeds from sales                                   $78.9   $162.5   $374.4
 Gross realized gains                                  $ 0.2   $  0.7   $ 17.4
 Gross realized losses                                 $(1.7)  $ (1.1)  $ (4.1)

Specific identification was used to determine cost in computing realized gain or loss.

================================================================================
NOTE 4: PROPERTY AND EQUIPMENT (IN MILLIONS)

                                                   December 31, 1996
--------------------------------------------------------------------------------
                                                      Accumulated
                                              Cost    Depreciation    Net
Land                                        $  134.8      $     --  $  134.8
Buildings and facilities                     1,007.1         420.8     586.3
Computer equipment                           5,201.5       3,150.9   2,050.6
Other equipment and furniture                  645.7         320.4     325.3
--------------------------------------------------------------------------------
   Total                                    $6,989.1      $3,892.1  $3,097.0
--------------------------------------------------------------------------------

                                                   December 31, 1995
--------------------------------------------------------------------------------
                                                      Accumulated
                                              Cost    Depreciation    Net
Land                                        $  136.9      $     --  $  136.9
Buildings and facilities                       925.1         383.5     541.6
Computer equipment                           4,836.2       2,571.3   2,264.9
Other equipment and furniture                  663.6         364.6     299.0
--------------------------------------------------------------------------------
   Total                                    $6,561.8      $3,319.4  $3,242.4
--------------------------------------------------------------------------------

                                                       EDS 1996 Annual Report 43

================================================================================
NOTE 5: LAND HELD FOR DEVELOPMENT

At December 31, 1996, land held for development consisted of approximately 1,882 acres located throughout the Dallas metropolitan area. Approximately 1,425 acres of land, site of a commercial real estate development, are located in Plano, Texas. The carrying value of land is periodically compared to current sales, market analyses, and appraisals to determine whether an adjustment is required.

================================================================================
NOTE 6: INVESTMENT IN LEASES AND OTHER (IN MILLIONS)

                                                                December 31,
--------------------------------------------------------------------------------
                                                              1996       1995
Lease contracts receivable (net of principal
 and interest on nonrecourse debt)                          $  362.5   $  385.9
Estimated residual values of leased assets
 (not guaranteed)                                              318.2      335.3
Unearned income, including deferred
 investment tax credits                                       (235.5)    (246.8)
--------------------------------------------------------------------------------
Investment in leveraged leases (excluding
 deferred taxes of $323.7 and $303.0 at
 December 31, 1996 and 1995, respectively)                     445.2      474.4
Investment in securities, joint ventures, and
 partnerships                                                  651.8      636.6
Investment in direct financing leases,
 net of unearned income                                        141.9      148.2
Long-term prepaid software license fees                        108.0       43.4
Noncurrent notes receivable                                     34.4       89.6
Other                                                          210.4      181.3
--------------------------------------------------------------------------------
   Total                                                    $1,591.7   $1,573.5
--------------------------------------------------------------------------------

  Financing leases that are financed with nonrecourse borrowings at lease inception are accounted for as leveraged leases. Such borrowings are secured by substantially all of the lessor's rights under the lease plus the residual value of the asset. For federal income tax purposes, the Company receives the investment tax credit (if available) at lease inception and has the benefit of tax deductions for depreciation on the leased asset and for interest on the nonrecourse debt. A portion of the Company's leveraged lease portfolio is concentrated within the airline industry. The Company historically has not experienced credit losses from these transactions, and the portfolios are diversified among unrelated lessees.

  Investment in securities, joint ventures, and partnerships includes investments accounted for under the equity method of $151.8 million and $154.6 million at December 31, 1996 and 1995, respectively. A decline in the market value of any of these investments that is deemed to be other than temporary would be charged to earnings. At December 31, 1996 and 1995, "Investment in Leases and Other" was net of allowances of $34.7 and $26.6 million, respectively.

================================================================================
NOTE 7: SOFTWARE, GOODWILL, AND OTHER INTANGIBLES (IN MILLIONS)

                                                           December 31, 1996
--------------------------------------------------------------------------------
                                                          Accumulated
                                                  Cost    Amortization    Net
Software                                        $1,010.8    $  712.7    $  298.1
Goodwill                                         1,046.8       218.4       828.4
Other intangibles                                  450.1       169.8       280.3
--------------------------------------------------------------------------------
   Total                                        $2,507.7    $1,100.9    $1,406.8
--------------------------------------------------------------------------------

                                                        December 31, 1995
--------------------------------------------------------------------------------
                                                          Accumulated
                                                  Cost    Amortization    Net
Software                                        $  966.6        $606.8  $  359.8
Goodwill                                           977.9         121.8     856.1
Other intangibles                                  493.5         179.5     314.0
--------------------------------------------------------------------------------
   Total                                        $2,438.0        $908.1  $1,529.9
--------------------------------------------------------------------------------

================================================================================
NOTE 8: ACCRUED LIABILITIES (IN MILLIONS)

                                                                 December 31,
--------------------------------------------------------------------------------
                                                                1996      1995
Contract-related                                              $1,164.0  $1,044.8
Payroll-related                                                  313.1     291.4
Operating expenses                                               146.3     157.7
Property, sales, and franchise taxes                             108.5     135.1
Other                                                            111.7      35.6
--------------------------------------------------------------------------------
   Total                                                      $1,843.6  $1,664.6
--------------------------------------------------------------------------------

44 EDS 1996 Annual Report

================================================================================
NOTE 9: LONG-TERM DEBT (IN MILLIONS)

                                                               December 31,
--------------------------------------------------------------------------------
                                                              1996       1995
Commercial paper, 3.1% to 6.3%                              $1,537.9   $1,078.0
Lines of credit, variable rate, 5.8% to
 6.9%, due 1997                                                 27.0      118.9
Notes, variable rate, 2.5% to 9.1%,
 due 1997 to 2006                                                8.3        9.3
Notes to banks, fixed rate, 1.2% to 11.7%,
 due 1997 to 2003                                              102.1      121.6
Notes payable, fixed rate, 6.9% to 7.1%,
 due 2000 to 2005, net of discount                             646.4      645.8
Notes payable, fixed rate, 6.0% to 12.9%,
 due 1997 to 2001                                              135.9      127.0
--------------------------------------------------------------------------------
   Total                                                     2,457.6    2,100.6
   Less current portion of
    long-term debt                                            (133.3)    (247.8)
--------------------------------------------------------------------------------
   Long-term debt                                           $2,324.3   $1,852.8
--------------------------------------------------------------------------------

  Commercial paper is classified as noncurrent debt, as it is intended to be maintained on a long-term basis with ongoing credit availability provided by the Company's revolving, committed lines of credit. During 1995, the Company revised its agreement with a syndicate of banks, which increased to $2,500.0 million its committed lines of credit, of which $1,250.0 million expires in 1997 with the option to convert any outstanding amounts under these lines into term loans that mature in 1999. The remaining $1,250.0 million expires in 2001. The Company pays commitment fees of .045-.065% on the unused portion of the lines of credit. Upon expiration of the commitment periods, the lenders and EDS have the option to extend the commitment.

  In addition, as of December 31, 1996, the Company had available and had used another $21.3 million in committed lines of credit. The Company also had available $697.8 million in uncommitted short-term lines of credit, of which $692.1 million remained unused at December 31, 1996.

  In May 1995, EDS issued $350.0 million of its 6.85%, five-year notes and $300.0 million of its 7.125%, 10-year notes in a private placement to accredited investors.

  Notes payable relate to land held for development, property and equipment, acquisitions, and other items.

  Maturities of long-term debt for years subsequent to December 31, 1996, are as follows (in millions):

          1997                                    $  133.3
          1998                                        46.5
          1999                                       292.8
          2000                                       353.5
          2001                                     1,254.6
          Thereafter                                 376.9
--------------------------------------------------------------------------------
          Total                                   $2,457.6
--------------------------------------------------------------------------------

  The Company's credit facilities and the indenture governing its medium-term notes contain certain financial and other covenants, including the maintenance of a minimum net worth and restrictions on mergers, consolidations, and sales of substantially all the assets of the Company. As of December 31, 1996, the Company was in compliance with all of these covenants.

================================================================================
NOTE 10: REDEEMABLE PREFERRED STOCK OF SUBSIDIARIES

During 1996, consolidated subsidiaries of the Company issued 265.0 million British pounds (440.3 million U.S. dollars) of redeemable preferred stock to third parties. Holders of such preferred shares have the right to redeem such shares from 2001-2003 for cash equal to the issue amount plus cumulative unpaid dividends. Dividends on such preferred shares are cumulative from the effective date of issue at fixed rates ranging from 6.14% to 7.7%. (See Note 15 for a discussion of related interest rate swap agreements.) The preferred shares are nonvoting and provide the holders with a priority position with respect to any class of the issuing subsidiary's stock in the event of dissolution. The Company may call such shares for an amount equal to the issue amount plus cumulative unpaid dividends upon the fifth anniversary of issue date.

  In January 1997, a consolidated subsidiary of the Company issued 200.0 million British pounds (339.0 million U.S. dollars) of redeemable preferred stock to third parties. Dividends on such preferred shares are cumulative from the effective date of issue at a blended fixed rate of 6.07%. The preferred shares are nonvoting and provide the holders with a priority position with respect to any class of the issuing subsidiary's stock in the event of dissolution. Both the holders of the preferred stock and the Company may call such shares at any time for an amount equal to the issue amount plus cumulative unpaid dividends.



                                                       EDS 1996 Annual Report 45

================================================================================
NOTE 11: INCOME TAXES

The current and deferred income tax liabilities (assets) are summarized as follows (in millions):

                                                                  December 31,
--------------------------------------------------------------------------------
                                                                 1996      1995
Current payable (receivable)                                   $(11.0)    $  4.3
Current deferred                                                138.5       71.6
--------------------------------------------------------------------------------
 Total income taxes - current                                   127.5       75.9

Noncurrent deferred                                             429.4      739.7
--------------------------------------------------------------------------------
 Total current and noncurrent
  income taxes                                                 $556.9     $815.6
--------------------------------------------------------------------------------

The provision for income tax expense is summarized as follows (in millions):

                                        U.S.
Year Ended December 31, 1996           Federal   Non-U.S.    State      Total
Current                                 $303.2     $ 69.1      $42.4     $414.7
Deferred                                 (94.6)     (77.2)      (0.3)    (172.1)
--------------------------------------------------------------------------------
    Total                               $208.6     $ (8.1)     $42.1     $242.6
--------------------------------------------------------------------------------
Year Ended December 31, 1995
Current                                 $342.0     $ 85.6      $35.4     $463.0
Deferred                                  42.3       20.6        2.2       65.1
--------------------------------------------------------------------------------
    Total                               $384.3     $106.2      $37.6     $528.1
--------------------------------------------------------------------------------
Year Ended December 31, 1994
Current                                 $296.8     $150.1      $32.6     $479.5
Deferred                                   3.9      (33.0)      11.9      (17.2)
--------------------------------------------------------------------------------
    Total                               $300.7     $117.1      $44.5     $462.3
--------------------------------------------------------------------------------

Income before income taxes included the following components (in millions):

                                                      Years Ended December 31,
-------------------------------------------------------------------------------
                                                    1996      1995       1994
U.S. income                                        $705.1   $1,220.8   $1,011.4
Non-U.S. income (loss)                              (31.0)     246.2      272.8
-------------------------------------------------------------------------------
 Total                                             $674.1   $1,467.0   $1,284.2
-------------------------------------------------------------------------------

A reconciliation of income tax expense using the statutory federal income tax rate of 35.0% to the actual income tax expense follows (in millions):

                                                     Years Ended December 31,
--------------------------------------------------------------------------------
                                                    1996      1995       1994
Income before income taxes                         $674.1   $1,467.0   $1,284.2
Statutory federal income tax                        235.9      513.4      449.5
Non-U.S. taxes, net of credit                        (3.9)       4.1       18.9
State income tax, net                                27.4       24.4       28.9
Investment tax credit -
 leveraged leases                                    (3.2)      (3.0)      (3.1)
Research and experimenta-
 tion credits                                       (13.1)      (7.5)     (11.3)
Other                                                (0.5)      (3.3)     (20.6)
--------------------------------------------------------------------------------
   Total                                           $242.6   $  528.1   $  462.3
--------------------------------------------------------------------------------
Effective income tax rate                            36.0%      36.0%      36.0%
--------------------------------------------------------------------------------

The tax effects of temporary differences and carryforwards, which result in a significant portion of the deferred tax assets and liabilities, are as follows (in millions):

                                                    December 31,
--------------------------------------------------------------------------------
                                            1996                   1995
--------------------------------------------------------------------------------
                                     Assets   Liabilities   Assets   Liabilities
Basis differences attributable
 to leasing activities              $    --      $  510.6  $   1.6      $  488.4
Adjustments necessary to
 convert accruals to a tax basis      127.9         258.8    129.9         246.8
Employee benefit plans                 23.8          67.6     27.1          57.8
Accumulated tax depreciation/
 amortization versus
 accumulated financial
 statement depreciation/
 amortization                           9.0         109.8     12.0         259.5
Effect on deferred taxes
 of carryforwards                     213.8            --    122.3            --
Unpaid claims and unearned
 premiums related to NHIC               9.6          71.0     12.1          72.8
Employee-related compensation         132.1            --     94.0            --
Allowance for doubtful accounts        29.1            --     19.3            --
Adjustments from conversion
 from cash to accrual basis
 on open tax years                     43.5            --     43.5            --
Book to tax differences on
 securities                            15.2            --     17.0            --
Effect of lower tax rate on
 distributable foreign earnings        47.3            --     31.7            --
Other                                  96.5         158.3     87.6         157.8
--------------------------------------------------------------------------------
   Subtotal                           747.8       1,176.1    598.1       1,283.1
   Less valuation allowance          (139.6)           --   (126.3)           --
--------------------------------------------------------------------------------
   Total deferred taxes             $ 608.2      $1,176.1  $ 471.8      $1,283.1
--------------------------------------------------------------------------------

46 EDS 1996 Annual Report

  The net changes in the total valuation allowance for the years ended December 31, 1996 and 1995, were increases of $13.3 million and $15.2 million, respectively. Certain of the Company's foreign subsidiaries have net operating loss carryforwards that will be available to offset taxable income, if any, of such subsidiaries and expire in varying periods beginning in 1997 and extending over an indefinite period. A majority of such carryforwards are included in the valuation allowance. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

================================================================================
NOTE 12: STOCK PURCHASE AND INCENTIVE PLANS

The 1996 Electronic Data Systems Corporation Stock Purchase Plan (the "EDS Stock Purchase Plan") and the 1996 Incentive Plan of Electronic Data Systems Corporation (the "Incentive Plan") are both continuations of plans in effect prior to the Split-Off to reward certain officers and employees of EDS. In 1996, a broad-based nonqualified stock option plan (the "Broad-Based Plan") was adopted to provide additional financial incentives for certain employees. The EDS Incentive and Compensation Committee was replaced at the time of the Split-Off by the Compensation and Benefits Committee of the EDS Board of Directors (the "Committee"). The Committee has exclusive power to administer these plans. All references to common stock prior to the Split-Off are to GM Class E common stock.

  The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its plans. Compensation cost that has been charged against income in connection with stock plans is $81.9 million, $58.8 million, and $62.0 million for the years ended December 31, 1996, 1995, and 1994, respectively. The difference between the quoted market price as of the date of the grant and the purchase price of shares has been charged to operations over the vesting period. No compensation cost has been recognized for fixed stock options and shares acquired by employees under the EDS Stock Purchase Plan. Had compensation cost for the Company's stock-based compensation plans been determined in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in millions, except per share amounts):

                                                        Years Ended December 31,
--------------------------------------------------------------------------------
                                                          1996            1995
           Net income                As reported         $431.5          $938.9
                                     Pro forma           $416.6          $928.9

           Earning per share         As reported           $.89           $1.96
                                     Pro forma             $.86           $1.94


  The EDS Stock Purchase Plan enables EDS employees to purchase up to 57.5 million shares of EDS common stock at 85% of the quoted market price through payroll deductions of up to 10% of their compensation. Shares of EDS common stock purchased under the EDS Stock Purchase Plan may not be sold or transferred within two years of the date of purchase unless they are first offered to EDS at the lesser of the original purchase price or the fair market value on the date of sale. The number of shares available for future sale under the EDS Stock Purchase Plan was 56.6 million shares at December 31, 1996.

  The Incentive Plan covers up to 60.0 million shares of EDS common stock, in addition to 17.0 million unvested shares that were outstanding at the date of the Split-Off. The Incentive Plan permits the granting of stock-based awards in the form of restricted shares, restricted stock units, stock options, or stock appreciation rights to eligible employees, officers, and nonemployee directors. The maximum number of shares for which additional shares, rights, or options may be granted or sold under the provisions of the Incentive Plan was 53.3 million shares at December 31, 1996.

  The Broad-Based Plan covers up to 20 million shares of EDS common stock. The Broad-Based Plan permits the granting of stock-based awards in the form of stock options to eligible employees. As of December 31, 1996, no shares had been granted under this plan.

  During the years ended December 31, 1996, 1995, and 1994, 0.6 million, 6.6 million, and 9.5 million restricted stock units, respectively, were granted. A restricted stock unit is the right to receive shares. All units granted are generally scheduled to vest over a period of 10 years. The quoted market price as of the date of grant is charged to operations over the vesting period. The total unvested number of units as of December 31, 1996, was 16.6 million.

  In 1996, the Committee also granted to employees stock options to acquire 5.1 million shares of EDS common stock that vest over 10 years, subject to accelerated vesting based on the appreciation in the quoted market price of the Company's common stock. The Company also granted options to acquire 1.0 million shares of EDS common stock that vest 100% after 10 years of service, with ratable accelerated vesting available after five years of service to eligible participants under certain conditions. The exercise prices of the options are $45.06 and $60.75 per share, respectively, and are equal to the market prices on the dates of the grants. At December 31, 1996, none of these options was exercisable. The fair value of each option granted is $17.24 and $25.99 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used: dividend yields of 1.33% and .99%, respectively; expected volatility of 23.9%; risk-free interest rate of 6.46%; and expected lives of eight and nine years, respectively.


                                                       EDS 1996 Annual Report 47

  In 1996, nonemployee directors were automatically granted a total of 3,500 restricted shares of EDS common stock and a total of 10,500 stock options under the Incentive Plan. Both of these grants vest over a three-year period. The quoted market price on the date of grant is charged to expense over the vesting period for the restricted shares. The exercise price of the options is $57.03 per share and is equal to the market price on the date of grant. At December 31, 1996, none of these options was exercisable. The remaining contractual life of the stock options and the maximum term are both 10 years. The fair value of each stock option granted is $15.77 per share. The assumptions used in the Black-Scholes model are as follows: dividend yield of 1.05%, expected volatility of 23.9%, risk-free interest rate of 6.67%, and expected life of four years.

================================================================================
NOTE 13: DEFERRED COMPENSATION PLANS

The EDS Deferred Compensation Plan provides a long-term savings program for participants. This plan allows eligible employees to contribute a percentage of their compensation to a savings program and to defer income taxes until the time of distribution. In addition, the EDS Nonemployee Director Deferred Compensation Plan allows nonemployee directors of the Company to defer all or a portion of their director's fees in an interest-bearing account or in units denominated by EDS common stock.

================================================================================
NOTE 14: SEGMENT INFORMATION

Industry Segments

The Company's business involves operations in principally one industry segment: the design, installation, and operation of business information and communications systems.

Geographic Segments

The following presents information about the Company's operations in different geographic areas (in millions):

                                  As of and for the Year Ended December 31, 1996
--------------------------------------------------------------------------------
                                     U.S.       Europe      Other        Total
Systems and other
 contracts revenues
  Non-GM clients                   $6,577.2    $2,687.0    $  898.9    $10,163.1
  GM and affiliates                 3,179.3       691.9       407.0      4,278.2
--------------------------------------------------------------------------------
Total systems and other
 contracts revenues                $9,756.5    $3,378.9    $1,305.9    $14,441.3
--------------------------------------------------------------------------------
Operating income                   $  682.9    $   45.6    $   67.6    $   796.1
--------------------------------------------------------------------------------
Identifiable assets                $7,097.1    $3,003.5    $1,092.3    $11,192.9
--------------------------------------------------------------------------------

                                  As of and for the Year Ended December 31, 1995
--------------------------------------------------------------------------------
                                   U.S.       Europe      Other        Total
Systems and other
 contracts revenues
  Non-GM clients                    $5,794.9   $2,001.5    $  734.6    $ 8,531.0
  GM and affiliates                  2,926.1      659.2       305.8      3,891.1
--------------------------------------------------------------------------------
Total systems and other
 contracts revenues                 $8,721.0   $2,660.7    $1,040.4    $12,422.1
--------------------------------------------------------------------------------
Operating income                    $1,164.0   $  271.5    $   93.5    $ 1,529.0
--------------------------------------------------------------------------------
Identifiable assets                 $7,566.8   $2,490.1    $  775.5    $10,832.4
--------------------------------------------------------------------------------

                                  As of and for the Year Ended December 31, 1994
--------------------------------------------------------------------------------
                                     U.S.       Europe      Other        Total
Systems and other
 contracts revenues
  Non-GM clients                   $4,611.2    $1,308.1    $493.6       $6,412.9
  GM and affiliates                 2,764.4       523.4     259.4        3,547.2
--------------------------------------------------------------------------------
Total systems and other
 contracts revenues                $7,375.6    $1,831.5    $753.0       $9,960.1
--------------------------------------------------------------------------------
Operating income                   $1,008.6    $  168.3    $ 66.7       $1,243.6
--------------------------------------------------------------------------------
Identifiable assets                $6,618.0    $1,573.8    $594.7       $8,786.5
--------------------------------------------------------------------------------

================================================================================
NOTE 15: FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company operates on a global basis receiving revenues and incurring expenses in many different countries. As a result of these activities, the Company has exposure to market risks arising from changes in interest rates and foreign exchange rates. Derivative financial instruments are used by the Company for the purpose of hedging against these risks, to which the Company is exposed in the normal course of business, by creating offsetting market positions. The Company's use of such instruments in relation to such risks is explained below. The Company does not hold or issue financial instruments for trading purposes.

  The notional amounts of derivative contracts, summarized below as part of the description of the instruments utilized, do not necessarily represent the amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company through its use of derivatives. The amounts exchanged by the parties are normally based on the notional amounts and the other terms of the derivatives. The Company is not a party to leveraged derivatives.

Interest Risk Management

As of December 31, 1996, in connection with the preferred stock issuance transactions discussed in Note 10, the Company had two fixed to variable interest rate swaps outstanding in the combined

48 EDS 1996 Annual Report
notional amount of $440.3 million, with floating-rate payments tied to the London Interbank Offered Rate (LIBOR) and expiring in July through December 2001. At December 31, 1996, the floating rates to pay were 4.79% to 6.44% and the fixed rates to receive were 7.55% to 7.7%. The Company also had a currency swap outstanding at December 31, 1996, for $101.2 million and expiring in July 2001 that converts the British pound LIBOR paid by the Company in one of the above swaps to U.S. dollar LIBOR. The Company had no outstanding interest rate or currency swap agreements at December 31, 1995.

Foreign Exchange Risk Management

The Company uses derivative financial instruments, particularly foreign exchange forward contracts, to hedge transactions denominated in different currencies on a continuing basis. The purpose of the Company's hedging activities is to reduce the levels of risk to which it is exposed resulting from exchange rate movements. At December 31, 1996 and 1995, the Company had forward exchange contracts maturing predominantly in the following year to purchase various foreign currencies in the amount of $953.0 million and $651.9 million, respectively, and to sell various foreign currencies in the amount of $1,709.0 million and $1,380.1 million, respectively.

  The Company is exposed to credit risk in the event of nonperformance by counterparties to interest rate swaps and foreign exchange contracts, but because the Company deals only with major commercial banks with high-quality credit ratings, the Company does not anticipate nonperformance by any of these counterparties.

================================================================================
NOTE 16: RETIREMENT PLANS

The Company has pension plans (the "Plans") covering substantially all its employees. The majority of the Plans are noncontributory. In general, employees become fully vested upon attaining five years of service, and benefits are based on years of service and earnings. The actuarial cost method currently used is the projected unit credit cost method. The Company's U.S. funding policy is to contribute amounts that fall within the range of deductible contributions for federal income tax purposes.

The weighted average assumptions used for the Plans using a measurement date of October 1 are as follows:


                                         Years Ended December 31,
-----------------------------------------------------------------

                                               1996   1995   1994
Discount rate                                  8.0%   8.0%   8.9%
Rate of increase in compensation levels        5.4%   5.4%   5.7%
Long-term rate of return on assets             9.7%   9.9%  10.0%

Net pension cost consisted of the following components (in millions):

                                       Years Ended December 31,
-----------------------------------------------------------------
                                        1996      1995     1994
Service cost of the current period    $ 119.8   $  87.6   $ 96.1
Interest cost on projected
  benefit obligation                    121.8      97.5     82.3
Actual return on assets                (195.5)   (158.6)   (22.3)
Net amortization and deferral            78.3      59.9    (37.9)
-----------------------------------------------------------------
Net pension cost                      $ 124.4   $  86.4   $118.2
-----------------------------------------------------------------

  At December 31, 1996 and 1995, the Plans' assets consisted primarily of equity and fixed income securities, and U.S. government obligations. Accrued and/or prepaid pension cost is included in "Accrued Liabilities" or "Investment in Leases and Other" in the accompanying financial statements.

The following is a reconciliation of the funded status of the Plans (in millions):

                                          December 31,
--------------------------------------------------------------------------
                                       1996                  1995
--------------------------------------------------------------------------

                                 Assets     Accum.     Assets     Accum.
                                 Exceed    Benefits    Exceed    Benefits
                                 Accum.     Exceed     Accum.     Exceed
                                Benefits    Assets    Benefits    Assets
Plans' assets at fair value     $1,772.2   $   8.0     $1,242.0    $  8.2
--------------------------------------------------------------------------
Actuarial present value of
  benefit obligation

  Vested benefits                1,178.5      86.6        750.7      81.2
  Nonvested benefits                89.8      14.2         78.4      13.3
--------------------------------------------------------------------------
Accumulated benefit
  obligation                     1,268.3     100.8        829.1      94.5
Effect of projected future
  salary increases                 513.8      57.0        462.9      57.9
--------------------------------------------------------------------------
Projected benefit obligation     1,782.1     157.8      1,292.0     152.4
--------------------------------------------------------------------------
Deficiency of Plans'
  assets over projected
  benefit obligation                (9.9)   (149.8)       (50.0)   (144.2)
Unrecognized net (gain) loss        68.4     (15.3)       126.7     (19.7)
Unrecognized net (asset)
  obligation at date of
  adoption                          (2.5)     22.2         (3.1)     26.0
Unrecognized prior
  service cost                      10.5      (0.8)        11.4      (0.9)
--------------------------------------------------------------------------
Net prepaid (accrued)
  pension cost                  $   66.5   $(143.7)    $   85.0   $(138.8)
--------------------------------------------------------------------------

The curtailment loss incurred by the Company in connection with its restructuring during 1996 was not material. (See Note 21.)


                                                       EDS 1996 Annual Report 49

================================================================================
NOTE 17: COMMITMENTS AND RENTAL EXPENSE

Commitments for rental payments for each of the next five years ending December 31 and thereafter under noncancelable operating leases for computer equipment, software, and facilities are as follows (in millions):

     1997    $429.2        2000         $150.3
     1998     245.9        2001          124.2
     1999     197.8        Thereafter    552.5

  Total rentals under cancelable and noncancelable leases, principally computer equipment, leased facilities, and other leased assets, included in costs and charged to expenses were $654.7 million, $676.1 million, and $524.3 million for the years ended December 31, 1996, 1995, and 1994, respectively. Total rentals under cancelable and noncancelable leases for software included in costs and charged to expenses were $337.3 million, $306.8 million, and $220.2 million for the years ended December 31, 1996, 1995, and 1994, respectively.

  At December 31, 1996, the Company had $40.9 million outstanding under standby letters of credit related to payment and performance guarantees.

================================================================================
NOTE 18: CONTINGENT LIABILITIES

There are various claims and pending actions against the Company arising in the ordinary course of the conduct of its business. Certain of these actions seek damages in significant amounts. However, the amount of liability on claims and pending actions at December 31, 1996, was not determinable. In the opinion of management, the ultimate liability, if any, resulting from the aforementioned contingencies will not have a material adverse effect on the Company's consolidated results of operations or financial position.

  In the normal course of business, the Company provides IT consulting and processing services to its clients under contracts that sometimes require the Company to comply with certain project-related performance criteria, including project deadlines, defined IT system deliverables, or level-of-effort measurements. Under certain contracts, the Company's noncompliance with such criteria could require the Company to purchase project-related IT processing assets of its clients totaling $365.0 million. In the opinion of management, the Company is in compliance with the performance provisions of these contracts and the ultimate liability, if any, incurred under these contracts will not have a material adverse effect on the Company's consolidated results of operations or financial position.


================================================================================
NOTE 19: ACQUISITIONS

On August 31, 1995, the Company acquired A.T. Kearney, a Chicago-based international management consulting firm. At the acquisition date, the Company paid approximately $112.7 million in cash and issued $162.3 million in short- and long-term notes to A.T. Kearney stockholders and principals. Prior to December 31, 1995, $80.9 million of short-term notes related to the acquisition were retired.

  The acquisition was accounted for using the purchase method of accounting. Accordingly, the excess purchase price over net tangible assets acquired, based on the fair value of such assets and liabilities at the date of acquisition, was $252.1 million and is being amortized to expense over a 10-year period. The accompanying financial statements include the operations of A.T. Kearney since the date of acquisition. Pro forma disclosure related to A.T. Kearney's results of operations is not presented, as the impact is immaterial to EDS.

  The Company made various other acquisitions during the years ended December 31, 1996 and 1995, none of which had a material effect on the Company's financial position or results of operations during those periods. In conjunction with the aforementioned acquisitions, assets acquired and liabilities assumed are summarized as follows (in millions):

                                                     Years Ended December 31,
-------------------------------------------------------------------------------
                                                     1996      1995      1994
Fair value of assets acquired                       $ 78.1   $ 674.7   $ 427.8
 Less:
  Cash paid for stock and
   assets, net of cash acquired                      (46.7)   (234.9)   (186.6)
  Debt issued for stock and assets                      --    (184.9)    (94.9)
-------------------------------------------------------------------------------
Liabilities assumed                                 $ 31.4   $ 254.9   $ 146.3
-------------------------------------------------------------------------------


================================================================================
NOTE 20: SUPPLEMENTARY FINANCIAL INFORMATION

The following summarizes certain costs charged to expense for the years indicated (in millions):

                                                     Years Ended December 31,
------------------------------------------------------------------------------
                                                     1996      1995      1994
Depreciation of property
 and equipment                                      $873.8   $ 808.1   $ 577.5
------------------------------------------------------------------------------
Amortization                                        $307.0   $ 299.7   $ 193.6
------------------------------------------------------------------------------

50 EDS 1996 Annual Report

The components of interest expense and other, net, are presented below (in millions):

                                                     Years Ended December 31,
-------------------------------------------------------------------------------
                                                      1996      1995     1994
Interest and other income                           $  76.6   $  58.8   $ 92.3
Interest expense                                     (153.1)   (120.8)   (51.7)
-------------------------------------------------------------------------------
  Total                                             $ (76.5)  $ (62.0)  $ 40.6
-------------------------------------------------------------------------------

Supplemental cash flow information is presented below (in millions):

                                                      Years Ended December 31,
-------------------------------------------------------------------------------
                                                      1996      1995     1994
Cash paid for:
 Income taxes, net of refunds                       $ 390.8   $ 407.8  $ 465.6
-------------------------------------------------------------------------------
 Interest                                           $ 150.6   $ 108.3  $  49.7
-------------------------------------------------------------------------------

================================================================================
NOTE 21: RESTRUCTURING ACTIVITIES AND OTHER RELATED CHARGES

During 1996, the Company completed reviews of its worldwide business operations and market opportunities. Based on these reviews, the Company identified certain actions necessary to maintain and improve operating efficiencies and accelerate its move toward "user-centered" computing. To effect these actions, the Company adopted formal restructuring plans that consist of work force reductions, asset writedowns, the exit of certain business activities, and the consolidation of facilities. The other related charges included in the accompanying consolidated financial statements have been recorded in connection with the restructuring and exit strategies that have been committed to by management.

Restructuring Charge

The restructuring charge of $285.6 million primarily includes costs associated with work force reductions announced in April 1996. Expected work force reductions of approximately 4,900 employees consist of employees who accepted the Company's early retirement offer and employees who have been identified for involuntary termination under a planned work force realignment. This work force realignment affected a broad base of the Company's managerial, clerical, consulting, and technical employees. The total employee-related termination and early retirement offer charges amounted to $258.1 million, $137.0 million of which relates to special termination benefits, including amounts under the Company's defined benefit pension plan. As of December 31, 1996, 1,743 employees had accepted the early retirement offer and 1,860 employees had been involuntarily terminated. Termination benefits of $67.9 million have been paid related to the involuntary termination plan, and the remaining $53.2 million is expected to be paid in 1997. The balance of the restructuring charge relates to other exit costs resulting from the closure and consolidation of facilities and estimated legal costs.

Asset Writedowns

As part of its plan to maintain and improve operating efficiencies, the Company recorded writedowns of certain of its assets by $503.9 million during the quarter ended June 30, 1996. Of this amount, $262.3 million related to computer and other assets that were written down to their estimated fair values, determined by external market quotes. These assets were written down pursuant to SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, as a direct result of the Company's formal plans to consolidate four of its information processing centers and 15 stand-alone data centers and to accelerate the refreshment of certain information technology assets. Such writedowns were required when the carrying value of assets currently held for use exceeded their expected future undiscounted cash flows, including expected cash flows resulting from eventual disposition. Also included in this charge were asset writedowns of $68.7 million incurred as a direct result of the Company's decision to ultimately discontinue certain business activities in the Communications business sector. In addition, the Company recorded writedowns of certain of its inventory by $31.7 million to net realizable value as a direct result of its decision to exit the computer product reseller market and to broker the sale of such inventory.

  In addition to the items above, certain equipment and other assets were written down based on the projected use of such assets. Asset writedowns totaling $21.4 million related to a client in reorganization and in the process of being acquired by a third party. The remaining balance of the charge for asset writedowns consisted primarily of fixed assets, software licenses, and other assets that no longer will be used to support the Company's operations because of its exit decisions.

Other Related Charges

Also included in the accompanying consolidated financial statements is $60.0 million charged to cost of revenues, the largest portion of which relates to current assets written down in connection with the Company's decision to exit certain business activities related to the aforementioned client in reorganization. The balance of the charge to cost of revenue relates to changes in estimated contract costs. In addition, all costs directly associated with the Split-Off activities, totaling $45.5 million, have been charged to expense.



                                                       EDS 1996 Annual Report 51

================================================================================
NOTE 22: QUARTERLY FINANCIAL DATA (UNAUDITED)
(in millions, except per share amounts)


                                                           Year Ended December 31, 1996
----------------------------------------------------------------------------------------------------------
                                              First        Second           Third      Fourth
                                             Quarter       Quarter         Quarter    Quarter      Year
Systems and other contracts revenues        $3,366.9     $3,497.8         $3,570.5   $4,006.1    $14,441.3
Gross profit from operations                   668.8        652.1            759.4      908.6      2,988.9
Income (loss) before income taxes              341.9       (510.2)/(1)/      416.2      426.2        674.1
Net income (loss)                              218.8       (326.5)/(1)/      266.4      272.8        431.5
Earnings (loss) per share of common stock       0.45        (0.67)/(1)/       0.55       0.56         0.89
Cash dividends per share of common stock        0.15         0.15             0.15       0.15         0.60
----------------------------------------------------------------------------------------------------------
                                                           Year Ended December 31, 1996
----------------------------------------------------------------------------------------------------------
                                              First        Second            Third      Fourth
                                             Quarter       Quarter         Quarter    Quarter      Year
Systems and other contracts revenues        $2,776.3     $2,950.1         $3,073.7   $3,622.0    $12,422.1
Gross profit from operations                   600.2        654.9            687.6      877.8      2,820.5
Income before income taxes                     307.5        354.5            384.0      421.0      1,467.0
Net income                                     196.8        226.9            245.7      269.5        938.9
Earnings per share of common stock              0.42         0.47             0.51       0.56         1.96
Cash dividends per share of common stock        0.13         0.13             0.13       0.13         0.52
----------------------------------------------------------------------------------------------------------

(1) Includes restructuring charges, asset writedowns, and other related charges discussed in Note 21


52 EDS 1996 Annual Report

================================================================================
SELECTED FINANCIAL DATA
(in millions, except per share amounts)



                                                             As of and for the Years Ended December 31,
------------------------------------------------------------------------------------------------------------------
                                                      1996        1995         1994          1993          1992
Operating results
 Revenues                                           $14,441.3    $12,422.1     $9,960.1     $8,507.3     $8,155.2
 Cost of revenues                                    11,452.4      9,601.6      7,529.4      6,390.6      6,205.8
 Selling, general, and administrative expenses        1,403.3      1,291.5      1,187.1      1,005.4        969.3
 Restructuring charge                                   285.6           --           --           --           --
 Asset writedowns                                       503.9           --           --           --           --
 One-time split-off costs                                45.5           --           --           --           --
 Interest expense and other, net                         76.5         62.0        (40.6)       (20.0)       (20.7)
 Provision for income taxes                             242.6        528.1        462.3        407.3        365.3
------------------------------------------------------------------------------------------------------------------
 Net income                                         $   431.5    $   938.9     $  821.9     $  724.0     $  635.5
------------------------------------------------------------------------------------------------------------------
Per share data
 Earnings per share                                 $    0.89    $    1.96     $   1.71     $   1.51     $   1.33
 Cash dividends per share                           $    0.60    $    0.52     $   0.48     $   0.40     $   0.36
Financial position
 Current assets                                     $ 5,008.3    $ 4,381.5     $3,354.1     $2,506.8     $2,157.0
 Property and equipment, net                          3,097.0      3,242.4      2,756.6      2,114.7      1,720.7
 Operating and other assets                           3,087.6      3,208.5      2,675.8      2,320.6      2,245.8
 Total assets                                        11,192.9     10,832.4      8,786.5      6,942.1      6,123.5
 Current liabilities                                  3,162.8      3,221.5      2,873.2      2,160.4      1,903.1
 Long-term debt, less current portion                 2,324.3      1,852.8      1,021.0        522.8        561.1
 Redeemable preferred stock of subsidiaries
  and minority interest                                 493.3         39.9           --           --           --
 Stockholders' equity                                 4,783.1      4,978.5      4,232.5      3,617.4      3,063.4




================================================================================
STOCK PRICE RANGE

The Company's common stock is listed on the New York Stock Exchange (NYSE) under the symbol "EDS." As a result of the Split-Off of the Company from GM on June 7, 1996, each share of Class E common stock of GM was converted into one share of common stock of the Company. The GM Class E common stock had been listed and traded on the NYSE under the symbol "GME" through June 7, 1996 (the date of consummation of the Split-Off). This table shows the range of reported per share sales prices on the NYSE Composite Tape for the Class E common stock (through June 7, 1996) and the common stock (beginning June 10, 1996) for the periods indicated.

                        1996                     1995
                  ----------------         ----------------
                   High       Low           High       Low
First quarter     $58.00    $50.00         $41.38    $36.88

Second quarter     58.63     52.25          45.25     38.38

Third quarter      61.38     46.00          47.50     41.50

Fourth quarter     63.38     40.75          52.63     43.88

                                                       EDS 1996 Annual Report 53