Form 10-K, Exhibit 13
period 1997-12-31
ELECTRONIC DATA SYSTEMS CORP /DE/
filed 1998-03-04
CIK 1007456

                                                                      Exhibit 13

Independent Auditors' Report


The Board of Directors
Electronic Data Systems Corporation:

We have audited the accompanying consolidated balance sheets of Electronic Data Systems Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electronic Data Systems Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
Dallas, Texas
February 4, 1998


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

          The Board of Directors, through the EDS Audit Committee, is responsible for assuring that management fulfills its responsibilities in the preparation of the consolidated financial statements and for engaging the independent auditors. The Committee reviews the scope of the audits and the accounting principles being applied in financial reporting. The independent auditors, representatives of management, and the internal auditors meet regularly (separately and jointly) with the Committee to review the activities of each, to ensure that each is properly discharging its responsibilities, and to discuss the effectiveness of the system of internal accounting controls. It is management's conclusion that the system of internal accounting controls as of and for the period ended December 31, 1997, provides reasonable assurance that the books and records reflect the transactions of the Company and that the Company complies with established policies and procedures. To ensure complete independence, KPMG Peat Marwick LLP have full and free access to meet with the Committee, without management representatives present, to discuss the results of their audits and the quality of the financial reporting.


/s/ Lester M. Alberthal, Jr.           /s/ Joseph M. Grant

Lester M. Alberthal, Jr.               Joseph M. Grant
Chairman of the Board                  Executive Vice President
Chief Executive Officer                Chief Financial Officer


34                          Electronic Data Systems Corporation and subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations


GENERAL

EDS offers its clients a portfolio of related services worldwide within the broad categories of systems and technology services, business process management, management consulting, and electronic business. Services include the management of computers, networks, information systems, information-processing facilities, business operations, and related personnel.

     On June 7, 1996, General Motors Corporation (GM) split-off (the "Split-Off") EDS to the holders of GM's Class E common stock in a transaction that was tax-free for U.S. federal income tax purposes, and EDS became a publicly held company. In connection therewith, EDS paid GM a one-time intercompany payment (the "Special Intercompany Payment") of $500.0 million in cash. Under the terms of the Split-Off, one share of EDS common stock was exchanged for each share of GM Class E common stock.

FORWARD-LOOKING STATEMENTS

All statements other than historical statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Without limitation, these forward-looking statements include statements regarding the Company's Year 2000 exposure and opportunity, total contract values of new business signed, future revenues from GM and other clients, and the recognition of unrealized gains on certain of the Company's assets identified for disposal. Any Form 10-K, Annual Report to Stockholders, Form 10-Q or Form 8-K of EDS may include forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements have been made or may be made in the future by EDS, including statements regarding future operating performance, short- and long-term revenue and earnings growth, backlog and the value of new contract signings, and industry growth rates and EDS' performance relative thereto. These forward-looking statements rely on a number of assumptions concerning future events, and are subject to a number of uncertainties and other factors, many of which are outside of EDS' control, that could cause actual results to differ materially from such statements. These include, but are not limited to: competition in the information technology industry and the impact of such competition on pricing, revenues, and margins; the market acceptance of new product or service offerings that offer higher margins than traditional product or service offerings and costs associated with the development and marketing of such offerings; the financial performance of current and future customer contracts, including the financial performance of EDS' contracts with GM; with respect to client contracts accounted for under the percentage-of-completion method of accounting, the performance of such contracts in accordance with EDS' cost estimates; the degree to which EDS can improve productivity; general economic conditions; the degree to which business entities continue to outsource information technology and business processes; the cost of attracting and retaining highly skilled personnel; and, with respect to EDS' Year 2000 exposure and opportunity, EDS' ability to capitalize on new business opportunities and the interpretation of information technology contracts it has with its clients.

     EDS disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

RESTRUCTURING ACTIVITIES AND OTHER RELATED CHARGES

During the second quarter of 1997, the Company began implementation of an enterprise-wide business transformation initiative to reduce its costs, streamline its organizational structure, and align its strategy, services, and delivery with market opportunities. This initiative involves the elimination of approximately 8,500 positions through reassignment of personnel, elimination of open personnel requisitions, normal attrition, and termination of employees. As a result of this initiative, the Company recorded restructuring charges and asset writedowns totaling $329.6 million. Such amount consisted of restructuring charges of $111.3 million relating to the severance costs associated with the planned involuntary termination of approximately 2,600 employees, asset writedowns of $99.7 million, and related accruals of $14.0 million relating to operations that the Company plans to discontinue. These operations primarily consist of several processing centers which the Company will consolidate and certain product lines and related services provided to certain industries. Asset writedowns relating to these product lines include investments; software, goodwill, and other intangibles; and buildings and computer equipment. In addition, the Company recorded a $104.6 million writedown relating to operating assets that it is in the process of selling, thereby reducing such assets to their estimated net realizable value. As of December 31, 1997, approximately 1,750 employees have been involuntarily terminated, and approximately $55.1 million has been paid in termination benefits and other accruals. The remaining $70.2 million is expected to be paid in 1998.

     During 1996, the Company identified certain actions necessary to maintain and improve operating efficiencies and accelerate its move toward "user-centered" computing. To effect these actions, the Company adopted formal restructuring plans and recorded charges in the second quarter of 1996, including a $285.6 million charge primarily for work force reductions of employees who accepted early retirement or were to be involuntarily terminated under a planned work force realignment. The total employee-related termination and early retirement offer charges amounted to approximately $258.1 million, $137.0 million of which related to special termination benefits, including amounts under the Company's defined benefit pension plan. As of December 31, 1997, 1,743 employees have accepted the early retirement offer and 2,334 employees have been involuntarily terminated. As of December 31,

1997, approximately $111.0 million has been paid in termination benefits related to the involuntary termination plan. The Company has substantially completed its involuntary termination obligations as established in June 1996. At the same time as the restructuring, the Company wrote down certain of its assets by $503.9 million. Of this amount, $262.3 million related to computer and other assets that were written down to their estimated fair values, as determined by external market quotes; $68.7 million related to the decision to ultimately discontinue certain business activities; $31.7 million related to a reduction in certain inventory to net realizable value as a direct result of the Company's decision to exit the computer product reseller market and to broker the sale of such inventory; and $21.4 million related to assets written down in relation to a client in reorganization and in the process of being acquired by a third party. The remaining balance primarily related to fixed assets, software licenses, and other assets that were no longer used to support the Company's operations because of exit decisions. Also included in the 1996 consolidated financial statements was $60.0 million charged to cost of revenues, the largest portion of which related to current assets written down in connection with the Company's decision to exit certain business activities related to the aforementioned client in reorganization. The balance of the charge to cost of revenues related to changes in estimated contract costs. In addition, the Company recognized $45.5 million of costs directly associated with the Split-Off activities.

YEAR 2000 ISSUE

For EDS, the Year 2000 issue encompasses not only the cost of making EDS' internal systems Year 2000 compliant but also the cost to EDS of making its clients' systems Year 2000 compliant where it is obligated to do so. EDS has developed processes, assembled tools, and created a business organization to provide Year 2000 services to its customers and to assist in addressing EDS' internal needs.

     With respect to its centralized internal systems, EDS has completed the assessment and planning stages and has commenced the renovation process. EDS anticipates that this process and the subsequent testing and implementation of the modified code will be completed in stages, from mid-1998 through mid-1999. With respect to noncentralized internal systems, which are generally confined to a particular location or business unit, EDS is inventorying and assessing such systems and expects to be completed with the assessment and planning stages for the systems which EDS deems to be significant by the middle of 1998. The total cost to EDS of making all of its internal systems Year 2000 compliant is estimated at approximately $60.0 million, almost all of which will be incurred during 1998 and 1999.

     EDS has completed an assessment of its obligations to make clients' systems Year 2000 compliant, including an estimate of the cost and revenues to EDS for performing such work, and monitors this assessment on an ongoing basis. Based on such assessment, EDS does not believe that its client obligations with respect to the Year 2000 issue will have a material adverse impact on EDS. The estimated cost associated with making clients' systems Year 2000 compliant where EDS is obligated to do so has been treated as a contract cost and is included in the estimate of total contract costs for the respective contract under the Company's revenue recognition policy. (See Note 1: "Summary of Significant Accounting Policies.")

     Although the failure to complete the Year 2000 conversion process for EDS' internal systems on a timely basis would have a material adverse impact on the Company, EDS believes that this process will be completed in accordance with the current schedule and that the Year 2000 issue will not have a material adverse effect on the Company's business or results of operations. Aside from the cost to EDS discussed above, the Year 2000 issue presents opportunities for revenue growth for the next several years for EDS' CIO Services unit, which provides a full range of Year 2000 services.

RESULTS OF OPERATIONS

Years Ended December 31, 1997, 1996, and 1995

Revenues. EDS conducts its sales, marketing, and service activities on a global basis principally through business units that focus both geographically and vertically along the lines of specified industries. The following table summarizes EDS' systems and other contracts revenues in each geographic operating segment for each of the years ended December 31, 1997, 1996, and 1995.

--------------------------------------------------------------------------------
Systems and Other Contracts Revenues
(in millions)                              1997        1996        1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NON-GM CLIENTS:
   United States                        $ 6,634.5   $ 6,577.2   $ 5,794.9
   Europe                                 3,148.6     2,687.0     2,001.5
   Other                                  1,138.5       898.9       734.6
                                        ----------------------------------------
    Total non-GM clients                 10,921.6    10,163.1     8,531.0
                                        ----------------------------------------
GM AND AFFILIATES:
   United States                          3,304.6     3,179.3     2,926.1
   Europe                                   576.8       691.9       659.2
   Other                                    432.6       407.0       305.8
                                        ----------------------------------------
    Total GM and affiliates               4,314.0     4,278.2     3,891.1
                                        ----------------------------------------
Total revenues                          $15,235.6   $14,441.3   $12,422.1
                                        ----------------------------------------
PERCENTAGE OF TOTAL REVENUES:
 Non-GM clients                                72%         70%         69%
 GM and affiliates                             28          30          31
                                        ----------------------------------------
  Total                                       100%        100%        100%
                                        ----------------------------------------
--------------------------------------------------------------------------------

36                          Electronic Data Systems Corporation and subsidiaries

          Total revenues increased 6% in 1997 to $15,235.6 million, up from $14,441.3 million in 1996, which represented a 16% increase over 1995 total revenues of $12,422.1 million. Revenues from non-GM clients grew 7% in 1997 to $10,921.6 million, compared with a 19% increase to $10,163.1 million in 1996, up from $8,531.0 million in 1995. Total revenues related to GM and its affiliates were $4,314.0 million, $4,278.2 million, and $3,891.1 million in 1997, 1996, and
1995, respectively. EDS estimates that revenues from GM in 1998 will decrease from 1997. The percentage of EDS' total revenues generated from GM and its affiliates declined to 28% in 1997 from 30% in 1996 and 31% in 1995. EDS expects this trend to continue as revenues from non-GM clients are anticipated to increase while revenues from GM are anticipated to decline. See "Master Services Agreement with GM" below.

          Total domestic revenues from non-GM clients remained level for the year and were $6,634.5 million in 1997 compared to $6,577.2 million in 1996. This compares with growth rates of 13% in 1996 and 26% in 1995. Domestic revenues from non-GM clients in 1997 were negatively affected by a limited number of nonperforming contracts, primarily accounted for under the percentage-of-completion method of accounting, by the exiting of certain areas of business that were not aligned with the Company's strategic direction, and by contracts with clients that ended in 1996 and early 1997. The increase in 1996 was attributable principally to full-year revenues on contracts that began in late 1995 and to full-year revenues related to the acquisition of A.T. Kearney in August 1995. Domestic revenues from non-GM clients in 1995 increased over 1994 results due principally to full-year revenues on contracts that began in late 1994 and to revenues related to acquisitions, primarily the A.T. Kearney acquisition.

          During 1997, foreign revenues from non-GM clients increased $701.2 million to $4,287.1 million, compared with an increase of $849.8 million to $3,585.9 million in 1996, up from $2,736.1 million in 1995. Growth in revenues from non-GM clients in Europe increased $461.6 million, or 17%, to $3,148.6 million in 1997, due primarily to revenues associated with new contracts signed during 1997 and full-year revenues on contracts that began in late 1996. In 1996, revenues from non-GM clients in Europe increased $685.5 million, or 34%, to $2,687.0 million, due to revenues associated with new contracts signed during 1995 and 1994.

          Other foreign revenues from non-GM clients grew $239.6 million over 1996, to $1,138.5 million, due principally to new contracts signed in the Asia/Pacific region. Other foreign revenues from non-GM clients in 1996 increased $164.3 million from 1995, to $898.9 million, also due principally to new contracts signed in the Asia/Pacific region. Recent developments in Asian financial markets are not expected to have a material adverse impact on the Company's financial position or foreign revenue growth.


          The following table displays the percentage of revenues by industry area:

--------------------------------------------------------------------------------
Percentage of Revenues for
the Years Ended December 31,                          1997   1996   1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Industry Area:
Manufacturing                                          44%    45%    47%
Financial Services                                     15     14     14
Government                                             14     13     12
All others, individually less than 10%                 27     28     27
                                                      --------------------------
       Total                                          100%   100%   100%
                                                      --------------------------
--------------------------------------------------------------------------------

          Other than GM, no client accounted for more than 5% of EDS' total revenues in 1997, 1996, or 1995. GM business, which has historically grown at a slower rate than business from non-GM clients, is included in the Manufacturing industry area. The Government industry area has grown due to, among other reasons, EDS' success in selling services related to newly outsourced government functions in foreign countries, primarily the United Kingdom and Australia.

          Costs and expenses. Cost of revenues as a percentage of systems and other contracts revenues was 80% in 1997, compared with 79% in 1996 and 77% in 1995. For the year ended December 31, 1997, the increase in cost of revenues as a percentage of systems and other contracts revenues was due primarily to the writeoff of unbilled receivables associated with a limited number of nonperforming and/or terminated contracts accounted for under the percentage-of-completion method of accounting. For the year ended December 31, 1996, cost of revenues included $60.0 million of charges associated with restructuring activities. In addition, cost as a percentage of revenues has increased due to higher labor costs for a skilled work force and to pricing pressures for new business as a result of the increasingly competitive environment in which EDS operates. EDS is addressing this environment in part through efficiencies gained from its restructuring activities described above. However, EDS does not anticipate that cost of revenues as a percentage of systems and other contracts revenues will decrease in the near future to levels seen in years prior to 1996. Expenses recorded for selling, general, and administrative costs increased 9% in 1997, to $1,528.3 million, up from $1,403.3 million in 1996, an increase of 9% over 1995. As a percentage of systems and other contracts revenues, selling, general, and administrative expenses remained at 10% in 1997, 1996, and 1995. For both 1997 and 1996, costs and expenses also include charges for restructuring activities and other related charges. See "Restructuring Activities and Other Related Charges" above.


Electronic Data Systems Corporation and subsidiaries                          37

          Operating income. Operating income (including the restructuring and other related charges discussed above for both 1997 and 1996) increased $417.5 million in 1997, to $1,213.6 million, compared to $796.1 million in 1996. Operating income was $1,529.0 million in 1995. For the year ended December 31, 1997, the operating margin increased to 8.0% (10.1%, excluding the restructuring and other related charges discussed above), up from 5.5% (11.4%, excluding the restructuring and other related charges discussed above) in 1996. The 1995 operating margin was 12.3%.

          Interest expense and other, net. The components of interest expense and other, net, are presented below (in millions):

--------------------------------------------------------------------------------
Years Ended December 31,                           1997      1996      1995
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Interest and other income                         $103.7    $ 76.6    $ 58.8
Interest expense                                   175.7     153.1     120.8
                                                 -------------------------------
            Total                                 $(72.0)   $(76.5)   $(62.0)
                                                 -------------------------------

--------------------------------------------------------------------------------

          Interest expense and other, net, decreased $4.5 million in 1997 to $(72.0) million, compared with $(76.5) million in 1996 and $(62.0) million in 1995. Interest expense increased $22.6 million to $175.7 million in 1997, compared with $153.1 million in 1996. Interest expense was $120.8 million in 1995. The increase in both 1997 and 1996, compared with 1995, was due primarily to the issuance of $650.0 million of notes payable in 1995, which were used for general corporate purposes. In addition, interest expense increased in 1996 due to borrowings to fund the $500.0 million Special Intercompany Payment and the issuance of redeemable preferred stock of subsidiaries. The Company estimates that interest expense in 1998 will decrease from 1997. See "Liquidity and Capital Resources" below. Interest and other income increased to $103.7 million in 1997, up from $76.6 million in 1996, due primarily to additional income received from limited partnership investments and gains on the sale of certain of the Company's non-core operations identified as not aligned with the Company's strategic direction. Interest and other income was $58.8 million in 1995. As a result of the level of unrecognized gains on certain of the Company's assets identified for sale in the near future, and the estimated decrease in interest expense, interest expense and other, net may be lower in 1998 than in prior years.

          Income taxes. The effective income tax rate was 36% in 1997, 1996, and 1995.

          Net income. The Company's net income increased to $730.6 million in 1997, compared with $431.5 million for 1996 and $938.9 million in 1995. During 1997, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share. SFAS No. 128 requires the presentation of both basic and diluted earnings per share for all periods presented and requires the restatement of prior years' earnings per share amounts to conform to the provisions of SFAS No. 128. Basic earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding during the period. For EDS, diluted earnings per share is calculated by dividing net income by the sum of both the weighted-average number of shares outstanding and additional common shares that would have been outstanding, assuming the exercise of all employee stock options and restricted stock units that would have a dilutive effect on earnings per share. Basic earnings per share increased to $1.49 per share in 1997, up from $0.89 per share in 1996. Diluted earnings per share increased to $1.48 per share in 1997, up from $0.88 per share in 1996. Earnings per share for the years ended December 31, 1997 and 1996, were negatively impacted by charges totaling $0.43 and $1.18 ($0.43 and $1.16 on a diluted basis) per share, respectively, related to restructuring activities and other related activities. See "Restructuring Activities and Other Related Charges" above. Basic and diluted earnings per share for the year ended December 31, 1995, were $1.96 and $1.94, respectively.

          EDS and its clients may from time to time modify their contractual arrangements. For client contracts accounted for under the percentage-of-completion method, such changes would be reflected in results of operations as a change in accounting estimate in the period the revisions are determined.

          Master Services Agreement with GM. In connection with the Split-Off, GM and EDS entered into a Master Services Agreement (the "MSA") with respect to information technology (IT) services to be provided after the Split-Off. The MSA and certain related sector agreements (collectively, the "IT Services Agreements") provide that EDS will continue to serve as GM's principal supplier of IT services for a term of 10 years, which may be extended by agreement of the parties. The IT Services Agreements provided for certain significant changes to the pricing and terms under which EDS provides IT services to GM. Among other things, the IT Services Agreements reduced the rates charged by EDS to GM for certain information processing activities and communications services. GM has also been given the right to competitively bid and, subject to certain restrictions, outsource a limited portion of its IT service requirements to third-party providers. The impact of the terms of the IT Services Agreements cannot be precisely quantified, although such terms may have an adverse effect on revenues and operating margins unless, among other things, EDS is able to continue to effect cost-reduction measures in the services provided to GM, retain a significant portion of the business subject to the competitive bidding provisions of the IT Services Agreements, and reach mutually acceptable agreements with GM with respect to new or replacement services thereunder. Due to these factors, EDS

38                          Electronic Data Systems Corporation and subsidiaries
expects its revenues from GM and its affiliates to decline in 1998 compared to 1997. EDS anticipates that this decline in revenues will be offset by additional revenues from non-GM clients in 1998. However, there can be no assurance that the margins attributable to any such additional non-GM revenues will be equivalent to the margins attributable to the revenues from GM.

          Seasonality and inflation. The Company's revenues and net income vary over the calendar year, with the fourth quarter generally reflecting the highest revenues and net income for the year due to certain EDS services that are purchased more heavily in the fourth quarter as a result of the spending patterns of several clients. In addition, revenues and net income have generally increased from quarter to quarter as a result of new business added throughout the year. Consistent with this pattern, the Company expects the latter half of 1998 to be stronger than the first half of the year. The Company believes that inflation generally had little effect on its results of operations for each of the years ended December 31, 1997, 1996, and 1995.

FINANCIAL POSITION

Assets. In 1997, the Company's total assets decreased to $11,174.1 million from $11,192.9 million at December 31, 1996. This change primarily represents decreases in cash and cash equivalents, property and equipment, and investments and other assets offset by increases in marketable securities; accounts receivable; and software, goodwill, and other intangibles.

     At December 31, 1997, the Company held cash and cash equivalents of $677.4 million, had working capital of $1,911.8 million, and had a current ratio of 1.6-to-1. This compares with cash and cash equivalents of $879.9 million, $1,782.4 million in working capital and a 1.6-to-1 current ratio at December 31, 1996. Return on assets was 6.5% (8.5%, excluding the impact on net income and assets of the restructuring and other related charges discussed above) in 1997, compared with 3.9% (9.4%, excluding the impact on net income and assets of the restructuring and other related charges) in 1996. Return on assets was 9.6% in 1995.

     Liabilities and stockholders' equity. Total long-term debt was $2,075.3 million and $2,897.9 million at December 31, 1997 and 1996, respectively. Long-term debt consists of short- and long-term notes payable, commercial paper, and redeemable preferred stock of subsidiaries. The total debt-to-capital ratio (which includes the current portion of long-term debt and redeemable preferred stock of subsidiaries as components of debt and capital) was 28.1% and 37.7% at December 31, 1997 and 1996, respectively. The ratio of noncurrent debt-to-capital was 26.2% and 36.4% at December 31, 1997 and 1996, respectively. Additionally, EDS maintains an agreement with a syndicate of banks that provide EDS with committed lines of credit of up to $2,500.0 million. At December 31, 1997, EDS had unused uncommitted short-term lines of credit totaling $595.5 million and unused committed lines of credit of $2,500.0 million. The unused committed lines of credit of $2,500.0 million serve as a backup facility for EDS' commercial paper borrowings. At December 31, 1997, EDS had total committed lines of credit of $2,521.3 million.

     Stockholders' equity was $5,309.4 million at December 31, 1997, and $4,783.1 million at December 31, 1996. Return on stockholders' equity was 14.5% (18.3%, excluding the impact on net income and equity of the restructuring and other related charges in 1997) in 1997, compared with 8.8% (19.4%, excluding the impact on net income and equity of the restructuring and other related charges in 1996) in 1996. Return on stockholders' equity was 20.4% in 1995.

ACCOUNTING STANDARDS

In June 1997, SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, were issued. SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Reclassification of financial statements for earlier periods, provided for comparative purposes, is required. The statement also requires the accumulated balance of other comprehensive income to be displayed separately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. SFAS No. 131 establishes standards for reporting information about operating segments in annual and interim financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Categories required to be reported as well as reconciled to the financial statements are segment profit or loss, certain specific revenue and expense items, and segment assets. SFAS No. 130 and No. 131 are effective for fiscal years beginning after December 15, 1997.

     In October 1997, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 97-2, Software Revenue Recognition, to supersede SOP 91-1, the previously released SOP on this topic. SOP 97-2 provides additional guidance on when revenue should be recognized, and in what amounts, for licensing, selling, leasing, or otherwise marketing computer software. The provisions of SOP 97-2 are effective for transactions entered into in fiscal years beginning after December 15, 1997. Adoption of SOP 97-2 is not expected to have a material adverse impact on the Company's financial statements.

Electronic Data Systems Corporation and subsidiaries                          39

DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to market risk from changes in interest rates, equity prices, and foreign currency exchange rates. To manage the risk from these market-price fluctuations, the Company enters into various hedging transactions. Pursuant to its prescribed policies, the Company does not hold or issue derivative financial instruments for trading purposes and is not a party to any leveraged derivative transactions.

     A discussion of the Company's accounting policies for financial instruments is included in Note 1: "Summary of Significant Accounting Policies" in the Notes to Financial Statements, and further disclosure relating to financial instruments is included in Note 15: "Financial Instruments and Risk Management."

     Interest rate risk. The Company's earnings are affected by changes in short-term interest rates as a result of its issuance of short-term commercial paper and variable-rate notes. However, due to its selective utilization of interest rate swaps, the effects of interest rate changes are reduced. Risk can be estimated by measuring the impact of a near-term adverse movement of 10% in short-term market interest rates. If short-term market interest rates average 10% more in 1998 than in 1997, there would be no material adverse impact on the Company's results of operations.

     Publicly-traded equity price sensitivity. The Company's financial position is affected by changes in publicly-traded equity prices as a result of certain investments. However, due to the Company's utilization of various hedging techniques, the effect of a decrease in publicly-traded equity prices is significantly reduced. Risk can be estimated by measuring the impact of a near-term adverse movement of 10% in the value of the Company's publicly-traded equity security investments. If the market price of the Company's investments in publicly-traded equity securities in 1998 were to fall by 10% below the level of December 31, 1997, there would be no material adverse impact on the Company's financial position.

     Foreign exchange risk. EDS conducts business in the United States and 43 other countries. The Company's most significant foreign currency transaction exposures relate to Canada, Western European countries (primarily Germany, the United Kingdom, Italy, Spain, and Switzerland), Australia, and New Zealand. The primary purpose of the Company's foreign exchange hedging activities is to protect against foreign exchange risk related to intercompany financing and trading transactions. The Company enters into foreign currency forward contracts to hedge such transactions with durations of generally less than 12 months.

     Gains and losses related to hedges of firm commitments or other transactions qualifying for hedge accounting treatment are deferred in accrued liabilities and recognized in earnings at the time of recognition of the underlying hedged transaction. All other foreign exchange contracts are marked-to-market on a current basis. To the extent hedges of firm commitments are no longer effective as hedges of the underlying transaction, they are closed with gains and losses recognized in earnings on a current basis.

     The Company uses a value-at-risk model to assess the foreign exchange market risk of its derivative and other financial instruments. Value-at-risk represents the potential loss due to adverse changes in exchange rates, given a specified time period and confidence level. The Company estimates value-at-risk using a model with volatilities and correlations derived from historical data. The model uses the variance/covariance methodology and measures the potential fair value loss at a 95% confidence level. At December 31, 1997, the value-at-risk amount representing the potential loss the Company could incur from adverse foreign exchange rate movements for a one-month period would not materially affect the Company's results of operations, financial position, or cash flows.

     The Company's calculated value-at-risk exposure represents an estimate of reasonably possible fair value losses to its portfolio of derivative and other financial instruments, assuming hypothetical movements in foreign exchange rates, and is not necessarily indicative of actual results which may occur. It does not represent the maximum possible loss nor any expected loss that may occur, since actual future gains and losses will differ from those estimated, based upon actual fluctuations in market rates, exposures, and changes in the Company's portfolio of derivative and other financial instruments during the year.

LIQUIDITY AND CAPITAL RESOURCES

For the year ended December 31, 1997, net cash provided by operating activities was $2,190.1 million, up $638.3 million from the same period in 1996, due primarily to increases in invoiced revenues and an improvement in days sales outstanding in accounts receivable. For the year ended December 31, 1996, net cash provided by operating activities was $1,551.8 million, up $340.3 million from $1,211.5 million in 1995, due primarily to the increase in operating income (excluding noncash writedowns regarding the restructuring and other related charges discussed above) and decreased levels of accounts receivable as a percentage of revenue.

40                          Electronic Data Systems Corporation and subsidiaries

          For the year ended December 31, 1997, net cash used in investing activities decreased $22.8 million, to $1,248.0 million, when compared with the same period for 1996, and consisted primarily of payments for the purchase of property and equipment, marketable securities, and investments and other assets. Purchases of property and equipment decreased to $769.2 million in 1997 compared to $1,158.2 million and $1,276.5 million in 1996 and 1995, respectively. Net cash used in investing activities in 1996 decreased $463.2 million, to $1,270.8 million, compared to $1,734.0 million in 1995.

          Net cash used in financing activities was $1,129.8 million for the year ended December 31, 1997, up $1,196.1 million from the corresponding period in 1996, due primarily to the reduction of debt. For the year ended December 31, 1996, net cash provided by financing activities was $66.3 million and included a $500.0 million Special Intercompany Payment to GM at the time of the Split-Off. For the year ended December 31, 1995, net cash provided by financing activities was $465.1 million. The Company paid cash dividends totaling $293.8 million, $291.4 million, and $251.3 million in 1997, 1996, and 1995, respectively.

          EDS expects that its principal uses of funds for the foreseeable future will be for capital expenditures, debt repayment, and working capital. Capital expenditures may consist of purchases of computer and telecommunications equipment, buildings and facilities, land, and software, as well as acquisitions. EDS' projected capital expenditures for 1998 are approximately $1,250.0 million to $1,750.0 million. However, actual capital expenditures will depend to a significant extent on the level of acquisition and joint venture activities by EDS, as well as capital requirements for new business. EDS anticipates that cash flows from operations and unused borrowing capacity under its existing lines of credit will provide sufficient funds to meet its needs for at least the next year.

          The IT services agreements existing between GM and EDS prior to the Split-Off provided for GM to pay EDS on the 15th day of the month in which services are provided with respect to a substantial portion of services. Under the IT Services Agreements signed at the time of the Split-Off, there will be a transition over a two-year period, which began in 1997, to payment on the 20th day of the month following service for all agreements that do not already have payment terms at least that favorable to GM. These revised payment terms are expected to result in an increase in EDS' working capital requirements. EDS will obtain the funds for this working capital impact through borrowings under its existing commercial paper or bank credit facilities. EDS funded the Special Intercompany Payment through borrowings under its existing commercial paper facilities.

          At December 31, 1997 and 1996, consolidated subsidiaries of the Company had redeemable preferred stock outstanding of $175.0 million and $440.3 million. During 1997, consolidated subsidiaries of the Company issued $412.8 million of redeemable preferred stock to third parties and redeemed $653.3 million through the issuance of commercial paper. Also during 1997, the Company purchased all remaining minority interests of a consolidated financing subsidiary for $34.8 million. During 1996, consolidated subsidiaries of the Company issued $440.3 million of redeemable preferred stock to third parties. Holders of the preferred shares have the right to redeem such shares from 2001 to 2003 for cash equal to the issue amount plus cumulative unpaid dividends. Dividends on such preferred shares are cumulative from the effective date of issue at fixed rates ranging from 6.07% to 7.7%. The preferred shares are nonvoting and provide the holders with a priority position with respect to any class of the issuing subsidiary's stock in the event of dissolution. The Company may call the redeemable preferred stock outstanding at December 31, 1997 in 2001.

          On September 1, 1997, the Company sold a 35% share of EDS' Australia operations to an unrelated third party for $140.5 million. The proceeds from the sale were recorded in "Redeemable Preferred Stock of Subsidiaries and Minority Interests" in the consolidated financial statements.



Electronic Data Systems Corporation and subsidiaries                          41

Consolidated Statements of Income
(in millions, except per share amounts)


--------------------------------------------------------------------------------
Years Ended December 31,                  1997         1996             1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Systems and other contracts revenues   $15,235.6      $14,441.3      $12,422.1
                                       -----------------------------------------
Costs and expenses
 Cost of revenues (Note 21)             12,164.1       11,452.4        9,601.6
 Selling, general, and administrative    1,528.3        1,403.3        1,291.5
 Restructuring charges (Note 21)           125.3          285.6             --
 Asset writedowns (Note 21)                204.3          503.9             --
                                       -----------------------------------------
     Total costs and expenses           14,022.0       13,645.2       10,893.1
                                       -----------------------------------------
     Operating income                    1,213.6          796.1        1,529.0
One-time split-off costs (Note 21)            --          (45.5)            --
Interest expense and other, net            (72.0)         (76.5)         (62.0)
                                       -----------------------------------------
     Income before income taxes          1,141.6          674.1        1,467.0
Provision for income taxes                 411.0          242.6          528.1
                                       -----------------------------------------
     Net income                        $   730.6      $   431.5      $   938.9
                                       -----------------------------------------
Basic earnings per share
 of common stock                       $    1.49      $     .89      $    1.96
                                       -----------------------------------------
Diluted earnings per share
 of common stock                       $    1.48      $     .88      $    1.94
                                       =========================================
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


42                          Electronic Data Systems Corporation and subsidiaries

Consolidated Balance Sheets
(in millions, except share and per share amounts)



--------------------------------------------------------------------------------
December 31,                                               1997          1996
--------------------------------------------------------------------------------
ASSETS
Current assets
 Cash and cash equivalents                             $   677.4     $   879.9
 Marketable securities                                     347.5          82.6
 Accounts receivable, net                                3,736.8       3,513.0
 Inventories                                               100.9         141.6
 Prepaids and other                                        306.8         328.1
                                                       -------------------------
   Total current assets                                  5,169.4       4,945.2
                                                       -------------------------
Property and equipment, net                              2,868.4       3,097.0
                                                       -------------------------
Operating and other assets
 Land held for development, at cost                         87.2          89.1
 Investments and other assets                            1,501.2       1,654.8
 Software, goodwill, and other intangibles, net          1,547.9       1,406.8
                                                       -------------------------
   Total operating and other assets                      3,136.3       3,150.7
                                                       -------------------------
    Total assets                                       $11,174.1     $11,192.9
                                                       -------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
 Accounts payable and accrued liabilities              $ 2,579.7     $ 2,309.4
 Deferred revenue                                          430.8         592.6
 Income taxes                                              137.6         127.5
 Current portion of long-term debt                         109.5         133.3
                                                       -------------------------
   Total current liabilities                             3,257.6       3,162.8
                                                       -------------------------
Deferred income taxes                                      474.8         429.4
Long-term debt, less current portion                     1,790.9       2,324.3
Redeemable preferred stock of subsidiaries and
 minority interests                                        341.4         493.3
Commitments and contingent liabilities
Stockholders' equity
 Preferred stock, $.01 par value; authorized
  200,000,000 shares; none issued                             --            --
 Common stock, $.01 par value; authorized
  2,000,000,000 shares; 491,567,240 shares
  issued and outstanding at December 31, 1997;
  487,590,995 shares issued at December 31, 1996             4.9           4.9
 Additional paid-in capital                                855.7         682.8
 Retained earnings                                       4,601.6       4,200.6
 Currency translation adjustments and other               (152.8)        (98.2)
 Treasury stock, at cost, 440,488 shares at
  December 31, 1996                                          --           (7.0)
                                                       -------------------------
   Total stockholders' equity                            5,309.4       4,783.1
                                                       -------------------------
    Total liabilities and stockholders' equity         $11,174.1     $11,192.9
                                                       -------------------------
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


Electronic Data Systems Corporation and subsidiaries                          43

Consolidated Statements of Stockholders' Equity
(in millions)



----------------------------------------------------------------------------------------------------------
                                                    Common Stock                            Currency
                                               ----------------------      Additional      Translation
                                                 Shares                     Paid-in        Adjustments
                                               Outstanding     Amount       Capital         and Other
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
 Balance at December 31, 1994                     481.7        $455.1         $  -           $ (95.5)
   Net income                                       -             -              -               -
   Dividends declared                               -             -              -               -
   Stock award transactions                         2.0          62.6            -               -
   Currency translation adjustment                  -             -              -              (6.6)
   Unrealized gain on securities, net               -             -              -               2.4
                                            --------------------------------------------------------------

 Balance at December 31, 1995                     483.7         517.7            -             (99.7)
   Recapitalization (Note 1)                        -          (512.8)         512.8             -
   Net income                                       -             -              -               -
   Dividends declared                               -             -              -               -
   Stock award transactions                         3.5           -            170.0             -
   Currency translation adjustment                  -             -              -               1.6
   Unrealized loss on securities, net               -             -              -              (0.1)
                                            --------------------------------------------------------------

 Balance at December 31, 1996                     487.2           4.9          682.8           (98.2)
   Net income                                       -             -              -               -
   Dividends declared                               -             -              -               -
   Stock award transactions                         4.4           -            172.9             -
   Preacquisition losses of a previous
      cost basis investee                           -             -              -               -
   Currency translation adjustment                  -             -              -             (82.4)
   Unrealized gain on securities, net               -             -              -              27.8
                                            --------------------------------------------------------------

 Balance at December 31, 1997                     491.6        $  4.9         $855.7         $(152.8)
                                            ==============================================================

                                                                 Treasury Stock
                                                               -------------------        Consolidated
                                               Retained        Shares                     Stockholders'
                                               Earnings         Held        Amount           Equity
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                   $3,872.9           -        $     -          $4,232.5
  Net income                                      938.9           -              -             938.9
  Dividends declared                             (251.3)          -              -            (251.3)
  Stock award transactions                          -             -              -              62.6
  Currency translation adjustment                   -             -              -              (6.6)
  Unrealized gain on securities, net                -             -              -               2.4
                                            --------------------------------------------------------------

Balance at December 31, 1995                    4,560.5           -              -           4,978.5
  Recapitalization (Note 1)                      (500.0)          2.0          (20.3)         (520.3)
  Net income                                      431.5           -              -             431.5
  Dividends declared                             (291.4)          -              -            (291.4)
  Stock award transactions                          -            (1.6)          13.3           183.3
  Currency translation adjustment                   -             -              -               1.6
  Unrealized loss on securities, net                -             -              -              (0.1)
                                            --------------------------------------------------------------

Balance at December 31, 1996                    4,200.6           0.4           (7.0)        4,783.1
  Net income                                      730.6           -              -             730.6
  Dividends declared                             (293.8)          -              -            (293.8)
  Stock award transactions                          -            (0.4)           7.0           179.9
  Preacquisition losses of a previous
     cost basis investee                          (35.8)          -              -             (35.8)
  Currency translation adjustment                   -             -              -             (82.4)
  Unrealized gain on securities, net                -             -              -              27.8
                                            --------------------------------------------------------------

Balance at December 31, 1997                   $4,601.6           -        $     -          $5,309.4
                                            ==============================================================

----------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.



44                          Electronic Data Systems Corporation and subsidiaries

Consolidated Statements of Cash Flows
(in millions)


-----------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                                       1997            1996       1995
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                                                  $   730.6      $    431.5  $   938.9
                                                                                             --------------------------------------
  Adjustments to reconcile net income to net cash provided by operating activities:
     Asset writedowns                                                                            204.3           503.9         --
     Depreciation and amortization                                                             1,208.5         1,180.8    1,107.8
     Deferred compensation                                                                       103.2            81.9       58.8
     Other                                                                                        83.9            46.2       34.1
     Changes in operating assets and liabilities, net of effects of acquired companies:
       Accounts receivable                                                                      (209.7)         (374.1)    (839.3)
       Inventories                                                                                48.0            (8.4)     (41.9)
       Prepaids and other                                                                       (125.9)         (307.0)    (214.5)
       Accounts payable and accrued liabilities                                                  263.4           274.4       30.2
       Deferred revenue                                                                         (148.7)          (27.4)      81.0
       Taxes payable                                                                              32.5          (250.0)      56.4
                                                                                             --------------------------------------
          Total adjustments                                                                    1,459.5         1,120.3      272.6
                                                                                             --------------------------------------
  Net cash provided by operating activities                                                    2,190.1         1,551.8    1,211.5
                                                                                             --------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sales of marketable securities                                                    90.8            78.9      162.5
  Proceeds from investments and other assets                                                     255.4           184.9       87.9
  Proceeds from divestitures                                                                      36.5              --         --
  Payments for purchases of property and equipment                                              (769.2)       (1,158.2)  (1,276.5)
  Payments for investments and other assets                                                     (308.8)         (244.4)    (307.8)
  Payments related to acquisitions, net of cash acquired                                        (180.4)          (46.7)    (234.9)
  Payments for purchases of software and other intangibles                                      (132.3)         (107.5)     (92.0)
  Payments for purchases of marketable securities                                               (326.2)          (79.3)    (100.9)
  Other                                                                                           86.2           101.5       27.7
                                                                                             --------------------------------------
  Net cash used in investing activities                                                       (1,248.0)       (1,270.8)  (1,734.0)
                                                                                             --------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from long-term debt                                                                 8,377.3        11,238.6    7,466.7
  Payments on long-term debt                                                                  (9,155.3)      (10,871.2)  (6,776.3)
  Proceeds from sale of stock of subsidiaries                                                    553.3           440.3         --
  Redemption of stock of subsidiaries                                                           (688.1)           (9.2)        --
  Employee stock transactions and related tax benefits                                            76.8            59.2       26.0
  One-time intercompany payment to General Motors (Note 1)                                          --          (500.0)        --
  Dividends paid                                                                                (293.8)         (291.4)    (251.3)
                                                                                             --------------------------------------
  Net cash provided by (used in) financing activities                                         (1,129.8)           66.3      465.1
                                                                                             --------------------------------------
Effect of exchange rate changes on cash and cash equivalents                                     (14.8)          (16.3)      (1.9)
                                                                                             --------------------------------------
Net increase (decrease) in cash and cash equivalents                                            (202.5)          331.0      (59.3)
Cash and cash equivalents at beginning of year                                                   879.9           548.9      608.2
                                                                                             --------------------------------------
Cash and cash equivalents at end of year                                                     $   677.4      $    879.9  $   548.9
                                                                                             --------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

Electronic Data Systems Corporation and subsidiaries                          45

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Electronic Data Systems Corporation (EDS) is a professional services firm which offers its clients a portfolio of related services worldwide within the broad categories of systems and technology services, business process management, management consulting, and electronic business. Services include the management of computers, networks, information systems, information processing facilities, business operations, and related personnel. (See Note 14 for geographic segment information.) As used herein, the terms "EDS" and "the Company" refer to Electronic Data Systems Corporation, its predecessor, and its consolidated subsidiaries. EDS offers its clients a continuum of services in the United States and 43 other countries.

     On June 7, 1996, General Motors Corporation (GM) split-off (the "Split-Off") EDS to the holders of GM's Class E common stock in a transaction that was tax-free for U.S. federal income tax purposes, and EDS became a publicly held company. In connection therewith, EDS paid GM a one-time intercompany payment of $500.0 million in cash. Under the terms of the Split-Off, one share of EDS common stock was exchanged for each share of GM Class E common stock.

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

BASIS OF REPORTING

During the period of GM's ownership of EDS, purchase accounting adjustments reflected in GM's consolidated financial statements which were applicable to EDS were not reflected in the accompanying consolidated financial statements. The effects of such purchase accounting adjustments and their remaining carrying value were not material to the consolidated financial statements for each of the years ended December 31, 1996 and 1995.

     In February 1997, Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share, was issued which requires the presentation of basic and diluted earnings per share for each period presented in the consolidated financial statements and retroactive adjustment of all per share amounts in the Company's financial statements. Basic earnings per share of common stock is computed by dividing net income by the weighted-average number of EDS common shares outstanding during the period. Diluted earnings per share is calculated in the same manner as basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding, assuming the exercise of all employee stock options and restricted stock units that would have had a dilutive effect on earnings per share. A reconciliation of the number of shares used in the calculation of basic and diluted earnings per share for the years ended December 31, 1997 and 1996, follows (in millions):

--------------------------------------------------------------------------------
Years Ended December 31,                             1997          1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Basic earnings per share of common stock
 Weighted-average common shares outstanding          489.8         485.8

Effect of dilutive securities (Note 12)
 Restricted stock units                                3.7           5.4
 Stock options                                         0.4            --
                                             -----------------------------------
Diluted earnings per share
 Weighted-average common and common
   equivalent shares outstanding                     493.9         491.2
                                             -----------------------------------
--------------------------------------------------------------------------------

          Securities which were outstanding but were not included in the computation of diluted earnings per share because their effect was antidilutive include restricted stock units of 5.4 million shares for the year ended December 31, 1997, and options to purchase 10.1 million and 1.0 million shares of common stock for the years ended December 31, 1997 and 1996, respectively.

          For periods ended prior to June 7, 1996, earnings per share was determined based on the relative amounts available for the payment of dividends to holders of GM Class E common stock (the "Available Separate Consolidated Net Income"). The Available Separate Consolidated Net Income of EDS was determined quarterly and was equal to the Consolidated Net Income of EDS, multiplied by a fraction, the numerator of which was the weighted-average number of shares of GM Class E common stock outstanding during the period, and the denominator of which was the number of EDS common shares outstanding at the end of the respective period. Calculations under this method were not materially different from calculations under the method used for the years ended December 31, 1997 and 1996.

46                          Electronic Data Systems Corporation and subsidiaries

          The following table summarizes the calculations used to determine earnings attributable to GM Class E common shares mentioned above for the year ended December 31, 1995 (in millions, except per share amounts):

--------------------------------------------------------------------------------
Separate consolidated net income                            $938.9
Available separate consolidated net income                  $795.6
Average number of shares of GM Class E
 common stock outstanding (numerator)                        404.6
Class E dividend base (denominator)                          483.7
Average number of shares of EDS common stock outstanding     483.7
Basic earnings attributable to GM Class E
 common stock on a per share basis                          $ 1.96
Diluted earnings attributable to GM Class E
 common stock on a per share basis                          $ 1.94
--------------------------------------------------------------------------------

          For the year ended December 31, 1995, 21.7 million shares related to restricted stock units were dilutive for the purpose of calculating diluted earnings per share. No additional securities were outstanding at December 31, 1995.

MARKETABLE SECURITIES

Marketable securities at December 31, 1997 and 1996 consist of securities issued by the U.S. Treasury, states, and political subdivisions, as well as mortgage-backed debt, corporate debt, and corporate equity securities. The Company classifies all of its marketable debt and equity securities as available-for-sale. Management determines the appropriate classification of all securities at the time of purchase and reevaluates such designation as of each balance sheet date. Noncurrent available-for-sale securities are reported within the balance sheet classification "Investments and Other Assets." The Company's available-for-sale securities are recorded at fair value. Unrealized holding gains (losses), net of the related tax effect, totaling $23.5 million, $(4.3) million, and $(4.2) million at December 31, 1997, 1996, and 1995, respectively, are excluded from earnings and are reported as a component of stockholders' equity until realized. A decline in the fair value of any available-for-sale security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. (See Note 3.)

INVENTORY VALUATION

Inventories, primarily consisting of computer equipment, are stated principally at the lower of cost or market using the average cost method.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation of property and equipment is calculated using the straight-line method over the lesser of the asset's estimated useful life, the life of the related customer contract, or the term of the lease in the case of leasehold improvements. The ranges of estimated useful lives are as follows:

--------------------------------------------------------------------------------
                                                              Years
--------------------------------------------------------------------------------
Buildings                                                     20-40
Facilities                                                     5-20
Computer equipment                                              3-8
Other equipment and furniture                                  3-15
--------------------------------------------------------------------------------

SOFTWARE, GOODWILL, AND OTHER INTANGIBLES

Software purchased by the Company and utilized in designing, installing, and operating business information and communications systems is capitalized and amortized on a straight-line basis over a five- to eight-year period. Costs of developing and maintaining software systems are incurred primarily in connection with client contracts and are considered contract costs. Software development costs that meet the capitalization and recoverability requirements of SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, are capitalized and generally amortized on a straight-line basis over three years. Such amounts were not significant.

     The cost of acquired companies is allocated first to identifiable assets based on estimated fair values. Costs allocated to identifiable intangible assets are amortized on a straight-line basis over the remaining estimated useful lives of the assets, as determined by underlying contract terms or independent appraisals. Such lives range from five to ten years. The excess of the purchase price over the fair value of identifiable assets acquired, net of liabilities assumed, is recorded as goodwill and amortized on a straight-line basis over the useful life. The useful life is determined based on the individual characteristics of the acquired entity and ranges from five to forty years.

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


Electronic Data Systems Corporation and subsidiaries                          47
amount is equal to future undiscounted cash flows. The assessment of the recoverability of goodwill will be affected if estimated future operating cash flows are not achieved.

REVENUE RECOGNITION

The Company provides services under level-of-effort and fixed-price contracts, which extend up to ten years. Under level-of-effort types of contracts, revenue is recognized as services are provided to the client in accordance with contractual billing schedules. For certain fixed-price contracts, revenue is recognized on the percentage-of-completion method based on the percentage that incurred contract costs to date bear to total estimated contract costs after giving effect to the most recent estimates of total cost. The effect of changes to total estimated contract costs is recognized in the period such changes are determined. Provisions for estimated losses are made in the period in which the loss first becomes apparent. Revenue under nonrefundable fixed-price contracts for software licenses is recognized after the software has been delivered, all significant obligations of the Company have been fulfilled, and all significant uncertainties regarding customer acceptance have expired. The portion of the fixed-fee revenue related to maintenance is unbundled, deferred, and recognized ratably over the contract period.

     Deferred revenues of $430.8 million and $592.6 million at December 31, 1997 and 1996, respectively, represent billings in excess of costs and related profits on certain contracts. Included in accounts receivable are unbilled receivables of $963.7 million and $950.2 million at December 31, 1997 and 1996, respectively. Unbilled receivables represent costs and related profits in excess of billings on certain fixed-price contracts. Unbilled receivables were not billable at the balance sheet date but are recoverable over the remaining life of the contract through billings which will be made in accordance with contractual agreements. Of the unbilled receivables at December 31, 1997, billings to such clients totaling $237.9 million are expected to be collected in 1999 and thereafter. A specific customer's unbilled receivable balance may not be directly decreased for such future years' billings because additional costs may also be incurred in the future in accordance with the contractual agreements.

CURRENCY TRANSLATION

Assets and liabilities of non-U.S. subsidiaries whose functional currency is not the U.S. dollar are translated at current exchange rates. Revenue and expense accounts are translated using an average rate for the period. Translation gains (losses) are not included in determining net income, but are reflected as a separate component of stockholders' equity. Cumulative currency translation adjustments included in stockholders' equity were $(176.3) million, $(93.9) million, and $(95.5) million at December 31, 1997, 1996, and 1995, respectively. Nonfunctional currency transaction losses are included in determining net income and were $22.6 million, $11.8 million, and $3.8 million, net of income taxes, for the years ended December 31, 1997, 1996, and 1995, respectively.

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

DERIVATIVES

Derivative financial instruments are used by the Company in the management of its interest rate and foreign currency exposures. Net payments or receipts under the Company's interest rate swap agreements are recorded as adjustments to interest expense. Foreign exchange forward contracts that meet the requirements for hedge accounting, including being designated as and effective as a hedge of a foreign currency firm commitment, are designated as a hedge of a firm commitment, and gains and losses are deferred and included in the measurement of the hedged transaction upon settlement. Deferred gains and losses relating to these instruments were not material in the years ended December 31, 1997, 1996, and 1995. Gains and losses on other foreign currency forward contracts are reflected in other income in the period in which the currency fluctuation occurs.


48                          Electronic Data Systems Corporation and subsidiaries

FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 1997 and 1996 (in millions):


--------------------------------------------------------------------------------
          December 31,                    1997                    1996
--------------------------------------------------------------------------------
                                              Estimated                Estimated
                                  Carrying      Fair      Carrying       Fair
                                   Amount      Value       Amount       Value
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Current available-for-sale
  marketable securities (Note3)  $  347.5    $  347.5    $   82.6     $   82.6
Investment in securities, joint
  ventures, and partnerships,
  under the cost method
  of accounting (Note 6)            379.1       480.6       500.0        565.2
Long-term debt (Note 9)           1,900.4     1,960.4     2,457.6      2,498.6
Redeemable preferred stock of
  subsidiaries and related
  interest rate swap
  agreements (Note 10)              175.0       175.0       440.3        440.3
Foreign exchange forward
  contracts, net asset
  (liability) (Note 15)              10.5        10.2       (12.0)       (12.0)
Currency swap agreement,
  net asset (Note 15)                  --          --         8.2          8.2
--------------------------------------------------------------------------------

          The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

          Available-for-sale marketable securities - These investments are classified as available-for-sale and carried at their estimated fair value based on current market quotes.

          Investment in securities, joint ventures, and partnerships - The fair values of certain long-term investments are estimated based on quoted market prices for these or similar investments. For other investments, various methods are used to estimate fair value, including external valuations and discounted cash flows.

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

          Currency swap agreement The fair value of this instrument is estimated based on quotes from the market makers of this instrument and represents the estimated amount that the Company would expect to receive or pay to terminate the agreement.

          Other - The carrying value of other financial instruments, such as cash equivalents, accounts and notes receivable, and accounts payable, approximates their fair value.

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

     During the years ended December 31, 1997, 1996, and 1995, the portion of EDS revenues attributable to GM was 28%, 30%, and 31%, respectively. Due to the signing of the new IT Services Agreements prior to the Split-Off, EDS does not anticipate the loss of GM as an ongoing major client in the near future.

     Concentrations of credit risk with respect to accounts receivable are limited due to the large number of clients forming the Company's client base and their dispersion across different industry and geographic areas. Accounts receivable are shown net of allowances of $105.4 million and $117.2 million as of December 31, 1997 and 1996, respectively.

     Other than GM, no single client accounted for more than 5% of the Company's revenues in 1997, 1996, or 1995.

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

Electronic Data Systems Corporation and subsidiaries                          49

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Initial adoption of SFAS No. 121 as of January 1, 1996 did not have a material impact on the Company's financial position or results of operations.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1996 and 1995 consolidated financial statements to conform to the 1997 presentation.

--------------------------------------------------------------------------------
NOTE 2: NATIONAL HERITAGE INSURANCE COMPANY

National Heritage Insurance Company (NHIC), a wholly owned subsidiary of EDS, acts as underwriter for claims benefit payments for the Medicaid welfare program contract for the state of Texas (the "State"). NHIC also acts as an administrator for the Medicare Part B Program in Northern California, Massachusetts, Maine, Vermont, and New Hampshire.

     The underwriting contract provides that certain payments from the State be deposited in trust accounts that are not included in the consolidated financial statements. In accordance with contractual provisions, these funds will be returned to the State if total benefit claims are less than the amounts received. At December 31, 1997 and 1996, designated funds at amortized costs of $678.4 million and $645.1 million, respectively, remained in the trust accounts. Approximate market values of these designated funds at December 31, 1997 and 1996, were $678.1 million and $644.4 million, respectively. Invested funds primarily consist of corporate and government bonds. NHIC has the ability and intent to hold these investments until their full face value can be realized. Gains and losses from the sale of these investments held in trust accounts are combined with gains and losses from the Company's other investments.

--------------------------------------------------------------------------------
NOTE 3:  MARKETABLE SECURITIES

The following is a summary of current available-for-sale securities
(in millions):

--------------------------------------------------------------------------------
                                          Gross          Gross       Estimated
                           Amortized    Unrealized    Unrealized        Fair
December 31, 1997             Cost        Gains         Losses         Value
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
U.S. government and
   agency obligations         $215.8     $ 0.4       $     --          $216.2
Other debt securities           11.7        --             --            11.7
                             ---------------------------------------------------
   Total debt securities       227.5       0.4             --           227.9
Equity securities               92.3      27.3             --           119.6
                             ---------------------------------------------------
   Total current
     available-for-sale
     securities               $319.8     $27.7       $     --          $347.5
                             ---------------------------------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                          Gross          Gross       Estimated
                           Amortized    Unrealized    Unrealized        Fair
December 31, 1996             Cost        Gains         Losses         Value
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

U.S. government and
  agency obligations         $ 43.0      $  --         $  0.1          $ 42.9
Other debt securities          35.4         --            2.5            32.9
                             ---------------------------------------------------
   Total debt securities       78.4         --            2.6            75.8
Equity securities               7.0         --            0.2             6.8
                             ---------------------------------------------------
   Total current
     available-for-sale
     securities              $ 85.4      $  --         $  2.8          $ 82.6
                             ---------------------------------------------------
--------------------------------------------------------------------------------

     Noncurrent available-for-sale securities are included in "Investments and Other Assets" (Note 6) and are not significant.

     The amortized cost and estimated fair value of current debt securities at December 31, 1997, by contractual maturity, are shown below (in millions). Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to repay obligations without prepayment penalties.

--------------------------------------------------------------------------------
                                                                   Estimated
                                                    Amortized        Fair
December 31, 1997                                     Cost           Value
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Debt securities
   Due in one year or less                            $ 17.0         $ 17.0
   Due after one year through five years               207.9          208.3
   Due after five years through ten years                 --             --
   Due after ten years                                   2.6            2.6
                                                      --------------------------
     Total debt securities                            $227.5         $227.9
                                                      --------------------------
--------------------------------------------------------------------------------


50                          Electronic Data Systems Corporation and subsidiaries

           The following table summarizes sales of available-for-sale securities (in millions):

--------------------------------------------------------------------------------
Years Ended December 31,                            1997     1996     1995
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Proceeds from sales                                $90.8    $78.9    $162.5
                                                 -------------------------------
Gross realized gains                               $   -    $ 0.2    $  0.7
                                                 -------------------------------
Gross realized losses                              $(1.4)   $(1.7)   $ (1.1)
                                                 -------------------------------

--------------------------------------------------------------------------------

           Specific identification was used to determine cost in computing realized gain or loss.


--------------------------------------------------------------------------------
NOTE 4: PROPERTY AND EQUIPMENT (IN MILLIONS)

--------------------------------------------------------------------------------
                                                     Accumulated
December 31, 1997                            Cost   Depreciation     Net
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Land                                      $  135.9    $      -    $  135.9
Buildings and facilities                   1,062.6       442.4       620.2
Computer equipment                         4,979.5     3,191.0     1,788.5
Other equipment and furniture                723.2       399.4       323.8
                                         ---------------------------------------
 Total                                    $6,901.2    $4,032.8    $2,868.4
                                         =======================================

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                     Accumulated
December 31, 1996                            Cost   Depreciation     Net
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Land                                      $  134.8    $      -    $  134.8
Buildings and facilities                   1,007.1       420.8       586.3
Computer equipment                         5,201.5     3,150.9     2,050.6
Other equipment and furniture                645.7       320.4       325.3
                                         ---------------------------------------
  Total                                   $6,989.1    $3,892.1    $3,097.0
                                         =======================================

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE 5: LAND HELD FOR DEVELOPMENT

At December 31, 1997, land held for development consists of approximately 1,440 acres located throughout the Dallas metropolitan area. Approximately 1,186 acres of land, site of a commercial real estate development, are located in Plano, Texas. The carrying value of land is periodically compared to current sales, market analyses, and appraisals to determine whether an adjustment is required.

--------------------------------------------------------------------------------
NOTE 6: INVESTMENTS AND OTHER ASSETS (IN MILLIONS)

--------------------------------------------------------------------------------
December 31,                                             1997        1996
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Lease contracts (net of principal and interest
  on nonrecourse debt)                                 $  346.9    $  362.5
Estimated residual values of leased assets
  (not guaranteed)                                        289.2       318.2
Unearned income, including deferred
  investment tax credits                                 (224.7)     (235.5)
                                                      --------------------------
Investment in leveraged leases (excluding
  deferred taxes of $319.6 and $323.7 at
  December 31, 1997 and 1996, respectively)               411.4       445.2
Investment in securities, joint ventures,
  and partnerships                                        471.7       651.8
Deferred pension costs                                    172.2       112.0
Deferred software license fees                            157.2       171.1
Investment in direct financing leases, net of
  unearned income                                         145.0       141.9
Other                                                     143.7       132.8
                                                      --------------------------
    Total                                              $1,501.2    $1,654.8
                                                      ==========================

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

           Investment in securities, joint ventures, and partnerships includes investments accounted for under the equity method of $92.6 million and $151.8 million at December 31, 1997 and 1996, respectively. A decline in the market value of any investments which is deemed to be other than temporary is charged to earnings. At December 31, 1997 and 1996, "Investments and Other Assets" was net of valuation allowances of $122.4 million and $21.2 million, respectively.


Electronic Data Systems Corporation and subsidiaries                         51

--------------------------------------------------------------------------------
NOTE 7: SOFTWARE, GOODWILL, AND OTHER INTANGIBLES
(IN MILLIONS)

--------------------------------------------------------------------------------
                                                     Accumulated
December 31, 1997                         Cost      Amortization       Net
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Software                                $1,003.6      $  730.7      $  272.9
Goodwill                                 1,295.7         277.9       1,017.8
Other intangibles                          495.1         237.9         257.2
                                       -----------------------------------------
  Total                                 $2,794.4      $1,246.5      $1,547.9
                                       =========================================

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                     Accumulated
December 31, 1996                         Cost      Amortization       Net
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Software                                $1,010.8      $  712.7      $  298.1
Goodwill                                 1,046.8         218.4         828.4
Other intangibles                          450.1         169.8         280.3
                                       -----------------------------------------
    Total                               $2,507.7      $1,100.9      $1,406.8
                                       =========================================

--------------------------------------------------------------------------------
NOTE 8: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
(IN MILLIONS)

--------------------------------------------------------------------------------
December 31,                                           1997          1996
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Accounts payable                                    $  372.4       $  317.1
Contract-related                                     1,171.1        1,049.0
Payroll-related                                        662.0          576.8
Operating expenses                                     133.3          146.3
Property, sales, and franchise taxes                   122.3          108.5
Other                                                  118.6          111.7
                                                   -----------------------------
  Total                                             $2,579.7       $2,309.4
                                                   =============================

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE 9: LONG-TERM DEBT (IN MILLIONS)

--------------------------------------------------------------------------------
December 31,                                           1997          1996
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Commercial paper, weighted-average
   interest rate of 5.44%                           $  662.7       $1,537.9
Lines of credit, variable rate, weighted-average
   interest rate of 8.18%, due 1998                     17.3           27.0
Notes, variable rate, weighted-average interest
   rate of 4.17%, due 1998 to 2006                      22.0            8.3
Notes to banks, fixed rate, weighted-average
   interest rate of 5.28%, due 1998 to 2003            263.3          102.1
Notes payable, fixed rate, weighted-average
   interest rate of 6.98%, due 2001 to 2005,
   net of discount                                     647.1          646.4
Notes payable, fixed rate, weighted-average
   interest rate of 10.33%, due 1998 to 2014           288.0          135.9
                                                   -----------------------------
     Total                                           1,900.4        2,457.6
Less current portion of long-term debt                (109.5)        (133.3)
                                                   -----------------------------
     Long-term debt                                 $1,790.9       $2,324.3
                                                   =============================

--------------------------------------------------------------------------------

           Commercial paper is classified as noncurrent debt, as it is intended to be maintained on a long-term basis, with ongoing credit availability provided by the Company's revolving, committed lines of credit. The Company maintains a credit agreement with a syndicate of banks which provide for $2,500.0 million of committed lines of credit, of which $1,250.0 million expires in 1998 with the option to convert any outstanding amounts under these lines into term loans that mature in 2000. The remaining $1,250.0 million expires in 2002. The Company pays commitment fees of .04% to .06% on the unused portion of the lines of credit.

           In addition, as of December 31, 1997, the Company had available $612.8 million in uncommitted short-term lines of credit, of which $595.5 million remained unused at December 31, 1997.

           Notes payable relate to land held for development, property and equipment, acquisitions, and other items.

           Maturities of long-term debt for years subsequent to December 31, 1997, are as follows (in millions):

--------------------------------------------------------------------------------
1998                                                   $   109.5
1999                                                        10.5
2000                                                       554.8
2001                                                         5.2
2002                                                       666.7
Thereafter                                                 553.7
                                                       -----------
  Total                                                 $1,900.4
                                                       ===========

--------------------------------------------------------------------------------


52                          Electronic Data Systems Corporation and subsidiaries

           The Company's credit facilities and the indenture governing its medium-term notes contain certain financial and other covenants, including the maintenance of a minimum net worth and restrictions on mergers, consolidations, and sales of substantially all of the assets of the Company. As of December 31, 1997, the Company was in compliance with all of these covenants.


--------------------------------------------------------------------------------
NOTE 10: REDEEMABLE PREFERRED STOCK OF SUBSIDIARIES AND MINORITY INTERESTS

At December 31, 1997 and 1996, consolidated subsidiaries of the Company had redeemable preferred stock outstanding of $175.0 million and $440.3 million. During 1997, consolidated subsidiaries of the Company issued $412.8 million of redeemable preferred stock to third parties and redeemed $653.3 million through the issuance of commercial paper. Also during 1997, the Company purchased all remaining minority interests of a consolidated financing subsidiary for $34.8 million. During 1996, consolidated subsidiaries of the Company issued $440.3 million of redeemable preferred stock to third parties. Holders of the preferred shares have the right to redeem such shares from 2001 to 2003 for cash equal to the issue amount plus cumulative unpaid dividends. Dividends on such preferred shares are cumulative from the effective date of issue at fixed rates ranging from 6.07% to 7.7%. (See Note 15 for a discussion of related interest rate swap agreements.) The preferred shares are nonvoting and provide the holders with a priority position with respect to any class of the issuing subsidiary's stock in the event of dissolution. The Company may call the redeemable preferred stock outstanding at December 31, 1997 in 2001.

           On September 1, 1997, the Company sold a 35% share in EDS' Australia operations to an unrelated third party for $140.5 million. The proceeds from the sale were recorded in "Redeemable Preferred Stock of Subsidiaries and Minority Interests" in the consolidated financial statements.

--------------------------------------------------------------------------------
NOTE 11: INCOME TAXES

The current and deferred income tax liabilities (assets) are summarized as follows (in millions):

--------------------------------------------------------------------------------
December 31,                                            1997       1996
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Current payable (refund due)                           $(25.3)     $(11.0)
Current deferred                                        162.9       138.5
                                                      --------------------------
  Total income taxes - current                          137.6       127.5
Noncurrent deferred                                     474.8       429.4
                                                      --------------------------
  Total current and noncurrent income taxes            $612.4      $556.9
                                                      ==========================

--------------------------------------------------------------------------------

           The provision for income tax expense is summarized as follows (in millions):

--------------------------------------------------------------------------------
                                      U.S.
Year Ended December 31, 1997         Federal  Non-U.S.    State     Total
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Current                              $243.9    $60.3      $32.4     $336.6
Deferred                               55.6     11.7        7.1       74.4
                                    --------------------------------------------
  Total                              $299.5    $72.0      $39.5     $411.0
                                    ============================================

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                      U.S.
Year Ended December 31, 1996         Federal  Non-U.S.    State     Total
--------------------------------------------------------------------------------
Current                              $303.2    $ 69.1     $42.4     $ 414.7
Deferred                              (94.6)    (77.2)     (0.3)     (172.1)
                                    --------------------------------------------
  Total                              $208.6    $ (8.1)    $42.1     $ 242.6
                                    ============================================

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                      U.S.
Year Ended December 31, 1995         Federal  Non-U.S.    State     Total
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Current                              $342.0    $ 85.6     $35.4     $ 463.0
Deferred                               42.3      20.6       2.2        65.1
                                    --------------------------------------------
 Total                               $384.3    $106.2     $37.6     $ 528.1
                                    ============================================

--------------------------------------------------------------------------------


Electronic Data Systems Corporation and subsidiaries                          53

           Income before income taxes included the following components (in millions):

--------------------------------------------------------------------------------
Years Ended December 31,                    1997        1996       1995
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
U.S. taxable income                        $1,017.8    $705.1     $1,220.8
Non-U.S. taxable income (loss)                123.8     (31.0)       246.2
                                          --------------------------------------
  Total                                    $1,141.6    $674.1     $1,467.0
                                          --------------------------------------

--------------------------------------------------------------------------------

           A reconciliation of income tax expense using the statutory federal income tax rate of 35.0 percent to the actual income tax expense follows (in millions):

--------------------------------------------------------------------------------
Years Ended December 31,                    1997        1996       1995
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Income before income taxes               $1,141.6     $674.1     $1,467.0
                                        ----------------------------------------
Statutory federal income tax                399.6      235.9        513.4
State income tax, net                        25.7       27.4         24.4
Research and experimentation credits        (28.0)     (13.1)        (7.5)
Other                                        13.7       (7.6)        (2.2)
                                        ----------------------------------------
  Total                                  $  411.0     $242.6     $  528.1
                                        ----------------------------------------
Effective income tax rate                    36.0%      36.0%        36.0%
                                        ----------------------------------------

--------------------------------------------------------------------------------

           The tax effects of temporary differences and carryforwards, which result in a significant portion of the deferred tax assets and liabilities, are as follows (in millions):

--------------------------------------------------------------------------------
December 31,                         1997                      1996
--------------------------------------------------------------------------------
                               Assets     Liabilities    Assets    Liabilities
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Basis differences attributable
   to leasing activities       $    --       $  490.9    $    --      $  510.6
Adjustments necessary
   to convert accruals to
   a tax basis                   158.3          289.0      127.9         258.8
Employee benefit plans            25.6          112.6       23.8          67.6
Accumulated depreciation/
   amortization basis
   differences                    18.5          194.5        9.0         109.8
Effect on deferred taxes
   of carryforwards              230.8             --      213.8            --
Employee-related
   compensation                  143.4             --      132.1            --
Other                            236.0          222.3      241.2         229.3
                              --------------------------------------------------
   Subtotal                      812.6        1,309.3      747.8       1,176.1
Less valuation allowance        (141.0)            --     (139.6)           --
                              --------------------------------------------------
   Total deferred taxes        $ 671.6       $1,309.3    $ 608.2      $1,176.1
                              ==================================================

--------------------------------------------------------------------------------

           The net changes in the total valuation allowance for the years ended December 31, 1997, 1996, and 1995 were increases of $1.4 million, $13.3 million, and $15.2 million, respectively. Certain of the Company's foreign subsidiaries have net operating loss carryforwards which expire over an indefinite period. A majority of such carryforwards are included in the valuation allowance. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.


--------------------------------------------------------------------------------
NOTE 12: STOCK PURCHASE AND INCENTIVE PLANS

The 1996 Electronic Data Systems Corporation Stock Purchase Plan (the "EDS Stock Purchase Plan") and the 1996 Incentive Plan of Electronic Data Systems Corporation (the "Incentive Plan") are both continuations of plans in effect prior to the Split-Off to reward certain officers and employees of EDS. In 1996, a broad-based nonqualified stock option plan (the "PerformanceShare Plan") was adopted to provide additional financial incentives for almost all employees. The EDS Incentive and Compensation Committee was replaced at the time of the Split-Off by the Compensation and Benefits Committee of the EDS Board of Directors (the "Committee"). The Committee has exclusive authority to administer these plans. All references to common stock prior to the Split-Off are to GM Class E common stock.

           The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its plans. Compensation cost that has been charged against income in connection with stock plans is $103.2 million, $81.9 million, and $58.8 million for the years ended December 31, 1997, 1996, and 1995, respectively. The difference between the quoted market price as of the date of the grant and the purchase price of shares is being charged to operations over the vesting period. No compensation cost has been recognized for fixed stock options and shares acquired by employees under the EDS Stock Purchase Plan. If compensation cost for the


54                          Electronic Data Systems Corporation and subsidiaries

Company's stock-based compensation plans had been determined in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in millions, except per share amounts):

--------------------------------------------------------------------------------
Years Ended December 31,                   1997         1996         1995
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net income  As reported                   $730.6       $431.5       $938.9
            Pro forma                     $701.5       $416.6       $928.9
Earnings per share of common stock
Basic       As reported                    $1.49        $0.89        $1.96
            Pro forma                      $1.43        $0.86        $1.94
Diluted     As reported                    $1.48        $0.88        $1.94
            Pro forma                      $1.42        $0.85        $1.92


--------------------------------------------------------------------------------

           The pro forma amounts for 1995 reflect only compensation for shares acquired by employees under the EDS Stock Purchase Plan since no stock options were granted until 1996. The weighted-average fair value of options granted during the year is $14.48 and $18.66 for 1997 and 1996, respectively. The fair value of each option is estimated at the date of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions for 1997 and 1996, respectively: dividend yields of 1.56% and 1.27%, expected volatility of 25.5% and 23.9%, risk-free interest rate of 6.44% and 6.46%, and expected lives of 7.8 years and 8.2 years.

EDS STOCK PURCHASE PLAN

The EDS Stock Purchase Plan enables EDS employees to purchase up to 57.5 million shares of EDS common stock at 85% of the quoted market price through payroll deductions of up to 10% of their compensation. Shares of EDS common stock purchased under the EDS Stock Purchase Plan may not be sold or transferred within two years of the date of purchase unless they are first offered to EDS at the lesser of the original purchase price or the fair market value on the date of sale. The number of shares available for future sale under the EDS Stock Purchase Plan was 54.9 million shares at December 31, 1997.

INCENTIVE PLAN

The Incentive Plan covers up to 60.0 million shares of EDS common stock, in addition to 17.0 million unvested shares that were outstanding at the date of the Split-Off. The Incentive Plan permits the granting of stock-based awards in the form of restricted shares, restricted stock units, stock options, or stock appreciation rights to eligible employees, officers, and nonemployee directors. The maximum number of shares for which additional shares, rights, or options may be granted or sold under the provisions of the Incentive Plan was 43.8 million shares at December 31, 1997.

           During the years ended December 31, 1997, 1996, and 1995, 5.2 million, 0.6 million, and 6.6 million restricted stock units, respectively, were granted. The weighted-average fair value of the restricted stock units granted was $42.92, $54.85, and $46.09 for the years ended December 31, 1997, 1996, and 1995, respectively. A restricted stock unit is the right to receive shares. All units granted are generally scheduled to vest over a period of 10 years. The quoted market price as of the date of grant is charged to operations over the vesting period. The total unvested number of units as of December 31, 1997, was
18.0 million.

           In 1997, the Committee also granted to employees stock options to acquire 4.3 million shares of EDS common stock that vest ratably over 10 years of service. In addition, the Company granted options to employees to acquire 0.6 million shares of EDS common stock that vest 100% after 10 years of service, with ratable accelerated vesting available after five years of service to eligible participants under certain conditions. The exercise price is equal to the quoted market price on the date of grant. At December 31, 1997, 3,500 of the Incentive Plan options were exercisable.

           In 1997, nonemployee directors were granted a total of 7,349 restricted shares of EDS common stock and a total of 26,194 stock options under the Incentive Plan. Both of these grants vest over a three-year period. The quoted market price on the date of grant is charged to expense over the vesting period for the restricted shares. The exercise price of the options is equal to the quoted market price on the date of grant.

PERFORMANCESHARE PLAN

The PerformanceShare Plan covers up to 20.0 million shares of EDS common stock and permits the granting of stock-based awards in the form of stock options to eligible employees. In 1997, the Committee granted to employees stock options to acquire 14.1 million shares of EDS common stock that vest after 10 years of service, subject to accelerated vesting based on the appreciation in quoted market price of the Company's common stock. The original grant was canceled and regranted for the same number of options and the same vesting requirements after a decline in market value of EDS stock. The exercise price equals quoted market price on the date of grant. At December 31, 1997, 15,406 of these options were exercisable with a weighted-average exercise price of $37.375 per share. The maximum number of shares for which future options may be granted under the provisions of the PerformanceShare Plan was 7.5 million shares at December 31, 1997.


Electronic Data Systems Corporation and subsidiaries                          55

           A summary of the Company's stock options issued under the PerformanceShare and Incentive Plans during the years ended December 31, 1997 and 1996, is presented below (in millions, except per share amounts):

--------------------------------------------------------------------------------
                                       1997                   1996
--------------------------------------------------------------------------------
                                           Weighted-              Weighted-
                                            Average                Average
                                            Exercise               Exercise
Fixed Options                    Shares       Price      Shares      Price
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Outstanding at beginning
  of year                          6.1         $48           -           -
Granted                           19.0         $39         6.1         $48
Exercised                            -           -           -           -
Forfeited                         (1.9)        $39           -           -
                                ------                     ---
Outstanding at end of year        23.2         $41         6.1         $48
                                ------                     ---

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                       Options Outstanding
--------------------------------------------------------------------------------
                        Number         Weighted-Average
   Range of           Outstanding          Remaining          Weighted-Average
Exercise Price        at 12/31/97      Contractual Life        Exercise Price
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   $37 to 44             17.4                 15                     $39
   $45 to 61              5.8                  9                     $48
                      -------
                         23.2
                      -------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
NOTE 13: DEFERRED COMPENSATION PLAN

The EDS Deferred Compensation Plan (the "Plan") provides a long-term savings program for participants. This Plan allows eligible employees to contribute a percentage of their compensation to a savings program and to defer income taxes until the time of distribution. The Company intends to amend the Plan, effective July 1, 1998, to provide for employer matching contributions. In addition, the EDS Nonemployee Director Deferred Compensation Plan allows nonemployee directors of the Company to defer all or a portion of their directors' fees in an interest-bearing account or in units denominated by EDS common stock.



--------------------------------------------------------------------------------
NOTE 14: SEGMENT INFORMATION

INDUSTRY SEGMENTS

The Company's business involves operations in principally one industry segment: the design, installation, and operation of business information and communications systems.

GEOGRAPHIC SEGMENTS

The following presents information about the Company's operations in different geographic areas (in millions):


--------------------------------------------------------------------------------
As of and for the Year Ended
December 31, 1997
--------------------------------------------------------------------------------
                                 U.S.       Europe        Other       Total
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Systems and other
   contracts revenues
     Non-GM clients            $6,634.5    $3,148.6     $1,138.5    $10,921.6
     GM and affiliates          3,304.6       576.8        432.6      4,314.0
                           -----------------------------------------------------
Total systems and other
   contracts revenues          $9,939.1    $3,725.4     $1,571.1    $15,235.6
                           -----------------------------------------------------
Operating income               $  944.3    $  210.7     $   58.6    $ 1,213.6
                           -----------------------------------------------------
Identifiable assets            $7,024.7    $2,980.6     $1,168.8    $11,174.1
                           -----------------------------------------------------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
As of and for the Year Ended
December 31, 1996
--------------------------------------------------------------------------------
                                 U.S.       Europe        Other       Total
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Systems and other
   contracts revenues
     Non-GM clients            $6,577.2    $2,687.0     $  898.9    $10,163.1
     GM and affiliates          3,179.3       691.9        407.0      4,278.2
                           -----------------------------------------------------
Total systems and other
   contracts revenues          $9,756.5    $3,378.9     $1,305.9    $14,441.3
                           -----------------------------------------------------
Operating income               $  682.9    $   45.6     $   67.6    $   796.1
                           -----------------------------------------------------
Identifiable assets            $7,097.1    $3,003.5     $1,092.3    $11,192.9
                           -----------------------------------------------------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
As of and for the Year Ended
December 31, 1995
--------------------------------------------------------------------------------
                                 U.S.       Europe        Other       Total
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Systems and other
   contracts revenues
     Non-GM clients            $5,794.9    $2,001.5     $  734.6    $ 8,531.0
     GM and affiliates          2,926.1       659.2        305.8      3,891.1
                           -----------------------------------------------------
Total systems and other
   contracts revenues          $8,721.0    $2,660.7     $1,040.4    $12,422.1
                           -----------------------------------------------------
Operating income               $1,164.0    $  271.5     $   93.5    $ 1,529.0
                           -----------------------------------------------------
Identifiable assets            $7,566.8    $2,490.1     $  775.5    $10,832.4
                           -----------------------------------------------------

--------------------------------------------------------------------------------



56                          Electronic Data Systems Corporation and subsidiaries

--------------------------------------------------------------------------------
NOTE 15: FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company operates on a global basis, receiving revenues and incurring expenses in many countries. As a result of these activities, the Company has exposure to market risks arising from changes in interest rates and foreign exchange rates. Derivative financial instruments are used by the Company for the purpose of hedging against these risks, to which the Company is exposed in the normal course of business, by creating offsetting market positions. The Company's use of such instruments in relation to such risks is explained below. The Company does not hold or issue financial instruments for trading purposes.

           The notional amounts of derivative contracts, summarized below as part of the description of the instruments utilized, do not necessarily represent the amounts exchanged by the parties and thus are not a measure of the exposure of the Company through its use of derivatives. The amounts exchanged by the parties are normally calculated on the basis of the notional amounts and the other terms of the derivatives. The Company is not a party to leveraged derivatives.

           The Company is exposed to credit risk in the event of nonperformance by counterparties to interest rate swaps and foreign exchange contracts. However, because the Company deals only with major commercial banks with high-quality credit ratings, the Company does not anticipate nonperformance by any of these counterparties.



INTEREST RISK MANAGEMENT

As of December 31, 1997, in connection with a debt issuance transaction, the Company had one interest rate swap outstanding in the notional amount of $200.0 million. Under the swap, the Company pays a fixed rate of 6.975% and receives a floating rate tied to the London Interbank Offered Rate (LIBOR), which was 7.54% at December 31, 1997. Also, as of December 31, 1997, in connection with the preferred stock transactions discussed in Note 10, the Company had two fixed-to-variable interest rate swaps outstanding in the combined notional amount of $175.0 million ($440.3 million at December 31, 1996), with floating-rate payments tied to the LIBOR. At December 31, 1997, the floating rates to pay were 6.32% to 6.46% and the fixed rates to receive were 6.95% to 7.81%. The Company also had two currency swaps outstanding at December 31, 1997, for $175.0 million ($101.2 million at December 31, 1996), which converted the British pound LIBOR paid by the Company in the swaps related to the preferred stock to the U.S. dollar LIBOR.

FOREIGN EXCHANGE RISK MANAGEMENT

The Company uses derivative financial instruments, particularly foreign exchange forward contracts, to hedge transactions denominated in different currencies on a continuing basis. The purpose of the Company's hedging activities is to reduce the levels of risk to which it is exposed resulting from exchange rate movements most significantly in Canada, Western European countries (primarily Germany, the United Kingdom, Italy, Spain, and Switzerland), Australia, and New Zealand. At December 31, 1997 and 1996, the Company had forward exchange contracts maturing predominantly in the following year to purchase various foreign currencies in the amount of $1,105.5 million and $953.0 million, respectively, and to sell various foreign currencies in the amount of $2,023.5 million and $1,709.0 million, respectively.

--------------------------------------------------------------------------------
NOTE 16: RETIREMENT PLANS

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

           The weighted-average assumptions used for the Plans using a measurement date of October 1 are as follows:


--------------------------------------------------------------------------------
Years Ended December 31,                         1997      1996      1995
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Discount rate                                     7.3%      8.0%     8.0%
Rate of increase in compensation levels           5.5%      5.4%     5.4%
Long-term rate of return on assets               10.1%      9.7%     9.9%
--------------------------------------------------------------------------------

           Net pension cost consisted of the following components (in millions):


--------------------------------------------------------------------------------
Years Ended December 31,                      1997       1996         1995
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Service cost for the period                 $ 135.8     $ 119.8    $   87.6
Interest cost on projected benefit
   obligation                                 159.8       121.8        97.5
Actual return on assets                      (458.0)     (195.5)     (158.6)
Net amortization and deferral                 286.4        78.3        59.9
                                           -------------------------------------
Net pension cost                           $  124.0     $ 124.4    $   86.4
                                           -------------------------------------
--------------------------------------------------------------------------------


Electronic Data Systems Corporation and subsidiaries                          57

           At December 31, 1997 and 1996, the Plans' assets consisted primarily of equity and fixed income securities and U.S. government obligations. Accrued and/or prepaid pension cost is included in "Accounts Payable and Accrued Liabilities" or "Investments and Other Assets" in the accompanying consolidated financial statements.

           The following is a reconciliation of the funded status of the Plans (in millions):


--------------------------------------------------------------------------------
December 31,                               1997                  1996
--------------------------------------------------------------------------------
                                     Assets    Accum.     Assets     Accum.
                                     Exceed   Benefits    Exceed    Benefits
                                     Accum.    Exceed     Accum.     Exceed
                                    Benefits   Assets    Benefits    Assets
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Plans' assets at fair value        $  2,368.6 $    8.3  $  1,772.2  $    8.0
Actuarial present value of
  benefit obligation
    Vested benefits                   1,570.7     91.0     1,178.5      86.6
    Nonvested benefits                  113.1     14.8        89.8      14.2
                                   ---------------------------------------------
Accumulated benefit obligation        1,683.8    105.8     1,268.3     100.8

Effect of projected future
  salary increases                      671.3     50.4       513.8      57.0
                                   ---------------------------------------------
Projected benefit obligation          2,355.1    156.2     1,782.1     157.8
                                   ---------------------------------------------
Excess (deficiency) of Plans'
  assets over projected
  benefit obligation                     13.5   (147.9)       (9.9)   (149.8)
Unrecognized net (gain) loss            106.0     (7.8)       68.4     (15.3)
Unrecognized net (asset)
  obligation at date of adoption          0.4     17.2        (2.5)     22.2
Unrecognized prior service cost           9.2     (0.4)       10.5      (0.8)
                                   ---------------------------------------------
Net prepaid (accrued)
  pension cost                     $    129.1 $ (138.9) $     66.5  $ (143.7)
                                   =============================================
--------------------------------------------------------------------------------

     The curtailment loss incurred by the Company in connection with its restructuring during 1996 was not material. (See Note 21.)

--------------------------------------------------------------------------------
NOTE 17: COMMITMENTS AND RENTAL EXPENSE

Commitments for rental payments for each of the next five years ending December 31 and thereafter under noncancelable operating leases for computer equipment, software, and facilities are as follows (in millions):

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
         1998                                       $429.4

         1999                                        337.1

         2000                                        251.5

         2001                                        193.4

         2002                                        165.0

         Thereafter                                  624.7

--------------------------------------------------------------------------------

           Total rentals under cancelable and noncancelable leases, principally computer equipment, leased facilities, and other leased assets, included in costs and charged to expenses (net of noncancelable sublease rental income) were $651.0 million, $679.7 million, and $676.1 million for the years ended December 31, 1997, 1996, and 1995, respectively. Total rentals under cancelable and noncancelable leases for software included in costs and charged to expenses were $355.1 million, $337.3 million, and $306.8 million for the years ended December 31, 1997, 1996, and 1995, respectively.

           At December 31, 1997, the Company had $71.1 million outstanding under standby letters of credit related to payment and performance guarantees.

--------------------------------------------------------------------------------
NOTE 18: CONTINGENT LIABILITIES

There are various claims and pending actions against the Company arising in the ordinary course of the conduct of its business. Certain of these actions seek damages in significant amounts. However, the amount of liability on claims and pending actions at December 31, 1997, was not determinable. In the opinion of management, the ultimate liability, if any, resulting from the aforementioned contingencies will not have a material adverse effect on the Company's consolidated results of operations or financial position.

           In the normal course of business, the Company provides IT consulting and processing services to its clients under contracts which sometimes require the Company to comply with certain project-related performance criteria, including project deadlines, defined IT system deliverables, or level-of-effort measurements. Under certain contracts, the Company could be required to purchase project-related IT processing assets of its clients totaling $469.0 million if the Company does not comply with such criteria. The Company believes that it is in compliance with the


58                          Electronic Data Systems Corporation and subsidiaries
performance provisions of these contracts and that the ultimate liability, if any, incurred under these contracts will not have a material adverse effect on the Company's consolidated results of operations or financial position.

--------------------------------------------------------------------------------
NOTE 19: ACQUISITIONS

On August 29, 1997, EDS acquired all remaining outstanding equity interests in Neodata Corporation ("Neodata"), a Colorado-based integrated marketing communications services company, for $61.7 million, net of cash acquired, in a transaction accounted for as a purchase. Neodata retained $217.1 million of indebtedness, including $163.0 million of public debentures redeemable as early as May 1998 at 106% of their principal amount. The excess purchase price over net tangible assets acquired, based on the fair value of such assets and liabilities at the date of acquisition, was $253.3 million and is being amortized to expense over periods ranging from 5 to 20 years. Prior to August 29, 1997, the Company's investment in Neodata, which was first made in 1993, was accounted for under the cost method. With the acquisition of the remaining outstanding equity interests of Neodata, preacquisition losses for years prior to 1997 of $35.8 million were charged to retained earnings.

           On August 31, 1995, the Company acquired A.T. Kearney, a Chicago-based international management consulting firm in a transaction accounted for as a purchase. At the acquisition date, the Company paid approximately $112.7 million in cash and issued $162.3 million in short- and long-term notes to A.T. Kearney stockholders and principals. Prior to December 31, 1995, $80.9 million of short-term notes related to the acquisition were retired. The excess purchase price over net tangible assets acquired, based on the fair value of such assets and liabilities at the date of acquisition, was $252.1 million and is being amortized to expense over a 10-year period.

           The accompanying consolidated financial statements include the operations of A.T. Kearney and Neodata since their dates of acquisition. Pro forma disclosure relating to A.T. Kearney's and Neodata's results of operations is not presented, as the impact is immaterial to EDS.

           The Company made various other acquisitions during the years ended December 31, 1997, 1996, and 1995, none of which had a material effect on the Company's financial position or results of operations during the periods. In conjunction with the aforementioned acquisitions, assets acquired and liabilities assumed are summarized as follows (in millions):


--------------------------------------------------------------------------------
Years Ended December 31,                          1997     1996     1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Fair value of assets acquired                  $  526.9  $  78.1  $  674.7

Less:
  Cash paid for stock and assets,
     net of cash acquired                        (180.4)   (46.7)   (234.9)
  Debt issued for stock and assets                   --       --    (184.9)
                                               ---------------------------------
  Liabilities assumed                          $  346.5  $  31.4  $  254.9
                                               =================================
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
NOTE 20: SUPPLEMENTARY FINANCIAL INFORMATION

The following summarizes certain costs charged to expense for the years indicated (in millions):


--------------------------------------------------------------------------------
Years Ended December 31,                        1997      1996       1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Depreciation of property and equipment         $876.1     $873.8     $808.1
                                               =================================
Amortization                                   $332.4     $307.0     $299.7
                                               =================================
--------------------------------------------------------------------------------


           The components of interest expense and other, net, are presented below (in millions):


--------------------------------------------------------------------------------
Years Ended December 31,                        1997       1996       1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Interest and other income                     $ 103.7   $   76.6   $   58.8
Interest expense                                175.7      153.1      120.8
                                              ----------------------------------
    Total                                     $ (72.0)  $  (76.5)  $  (62.0)
                                              ==================================
--------------------------------------------------------------------------------


           Supplemental cash flow information is presented below
(in millions):


--------------------------------------------------------------------------------
Years Ended December 31,                      1997       1996       1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Cash paid for:
    Income taxes, net of refunds            $  346.5    $  390.8   $  407.8
                                            ====================================
    Interest                                $  177.0    $  150.6   $  108.3
                                            ====================================
--------------------------------------------------------------------------------

Electronic Data Systems Corporation and subsidiaries                          59

--------------------------------------------------------------------------------
NOTE 21: RESTRUCTURING ACTIVITIES AND OTHER RELATED CHARGES

During the second quarter of 1997, the Company began implementation of an enterprise-wide business transformation initiative to reduce its costs, streamline its organizational structure, and align its strategy, services, and delivery with market opportunities. This initiative involves the elimination of approximately 8,500 positions through reassignment of personnel, elimination of open personnel requisitions, normal attrition, and termination of employees. As a result of this initiative, the Company recorded restructuring charges and asset writedowns totaling $329.6 million. Such amount consisted of restructuring charges of $111.3 million relating to the severance costs associated with the planned involuntary termination of approximately 2,600 employees, asset writedowns of $99.7 million, and related accruals of $14.0 million relating to operations that the Company plans to discontinue. These operations primarily consist of several processing centers which the Company will consolidate and certain product lines and related services provided to certain industries. Asset writedowns relating to these product lines include investments; software, goodwill, and other intangibles; and buildings and computer equipment. In addition, the Company recorded a $104.6 million writedown relating to operating assets that it is in the process of selling, thereby reducing such assets to their estimated net realizable value. As of December 31, 1997, approximately 1,750 employees have been involuntarily terminated, and approximately $55.1 million has been paid in termination benefits and other accruals. The remaining $70.2 million is expected to be paid in 1998.

           During 1996, the Company identified certain actions necessary to maintain and improve operating efficiencies and accelerate its move toward "user-centered" computing. To effect these actions, the Company adopted formal restructuring plans and recorded charges in the second quarter of 1996, including a $285.6 million charge primarily for work force reductions of employees who accepted early retirement or were to be involuntarily terminated under a planned work force realignment. The total employee-related termination and early retirement offer charges amounted to approximately $258.1 million, $137.0 million of which related to special termination benefits, including amounts under the Company's defined benefit pension plan. As of December 31, 1997, 1,743 employees have accepted the early retirement offer and 2,334 employees have been involuntarily terminated. As of December 31, 1997, approximately $111.0 million has been paid in termination benefits related to the involuntary termination plan. The Company has substantially completed its involuntary termination obligations as established in June 1996. At the same time as the restructuring, the Company wrote down certain of its assets by approximately $503.9 million. Of this amount, $262.3 million related to computer and other assets that were written down to their estimated fair values, as determined by external market quotes, due to formal plans to consolidate certain of its processing centers; $68.7 million related to the decision to ultimately discontinue certain business activities; $31.7 million related to a reduction in certain inventory to net realizable value as a direct result of the Company's decision to exit the computer product reseller market and to broker the sale of such inventory; and $21.4 million related to assets written down in relation to a client in reorganization and in the process of being acquired by a third party. The remaining balance primarily related to fixed assets, software licenses, and other assets that were no longer used to support the Company's operations because of exit decisions. Also included in the 1996 consolidated financial statements was $60.0 million charged to cost of revenues, the largest portion of which related to current assets written down in connection with the Company's decision to exit certain business activities related to the aforementioned client in reorganization. The balance of the charge to cost of revenues related to changes in estimated contract costs. In addition, the Company recognized $45.5 million of costs directly associated with the Split-Off activities.

60                          Electronic Data Systems Corporation and subsidiaries

--------------------------------------------------------------------------------
NOTE 22: QUARTERLY FINANCIAL DATA (UNAUDITED)
(in millions, except per share amounts)

------------------------------------------------------------------------------------------------------------------------------------
                                                                     First       Second       Third        Fourth
Year Ended December 31, 1997                                        Quarter      Quarter     Quarter       Quarter         Year
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Systems and other  contracts revenues                             $3,591.6    $3,682.1      $3,733.7      $4,228.2      $15,235.6
Gross profit from operations                                         698.0       695.9         788.6         889.0        3,071.5
Income before income taxes                                           303.3        35.7/(1)/    359.7/(1)/    442.9/(1)/   1,141.6
Net income                                                           194.1        22.9/(1)/    230.2/(1)/    283.4/(1)/     730.6
Basic earnings per share of common stock/(2)/                         0.40        0.05/(1)/     0.47/(1)/     0.58/(1)/      1.49
Diluted earnings per share of common stock/(2)/                       0.39        0.05/(1)/     0.47/(1)/     0.57/(1)/      1.48
Cash dividends per share of common stock                              0.15        0.15          0.15          0.15           0.60
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                                     First       Second          Third        Fourth
  Year Ended December 31, 1996                                      Quarter      Quarter        Quarter       Quarter         Year
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Systems and other contracts revenues                              $3,366.9      $3,497.8       $3,570.5      $4,006.1      $14,441.3
Gross profit from operations                                         668.8         652.1          759.4         908.6        2,988.9
Income (loss) before income taxes                                    341.9        (510.2)/(1)/    416.2         426.2          674.1
Net income (loss)                                                    218.8        (326.5)/(1)/    266.4         272.8          431.5
Basic earnings (loss) per share of common stock/(2)/                  0.45         (0.67)/(1)/     0.55          0.56           0.89
Diluted earnings (loss) per share of common stock/(2)/                0.45         (0.67)/(1)/     0.54          0.56           0.88
Cash dividends per share of common stock                              0.15          0.15           0.15          0.15           0.60
------------------------------------------------------------------------------------------------------------------------------------


 (1) Includes restructuring charges, asset writedowns, and other related charges discussed in Note 21.
 (2) Earnings per share for each period presented has been calculated using the provisions of SFAS No. 128, Earnings per Share, which is effective for periods ending after December 15, 1997, and requires the restatement of all prior period earnings per share data. (See Note 1: "Basis of Reporting.")

Electronic Data Systems Corporation and subsidiaries                          61

Selected Financial Data
(in millions, except per share amounts)

--------------------------------------------------------------------------------------------------------------------------
As of and for the Years Ended December 31,             1997          l996            l995          1994            1993
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
  OPERATING RESULTS
    Revenues                                     $   15,235.6   $   14,441.3   $   12,422.1   $   9,960.1    $   8,507.3
    Cost of revenues                                 12,164.1       11,452.4        9,601.6       7,529.4        6,390.6
    Selling, general, and administrative              1,528.3        1,403.3        1,291.5       1,187.1        1,005.4
    Restructuring charges                               125.3          285.6             --            --             --
    Asset writedowns                                    204.3          503.9             --            --             --
    One-time split-off costs                               --           45.5             --            --             --
    Interest expense and other, net                      72.0           76.5           62.0         (40.6)         (20.0)
    Provision for income taxes                          411.0          242.6          528.1         462.3          407.3
                                                 -------------------------------------------------------------------------
    Net income                                   $      730.6   $      431.5   $      938.9   $     821.9    $     724.0
                                                 -------------------------------------------------------------------------
  PER SHARE DATA/(1)/
    Basic earnings per share of common stock     $       1.49   $       0.89   $       1.96   $      1.71    $      1.51
    Diluted earnings per share of common stock   $       1.48   $       0.88   $       1.94   $      1.69    $      1.50
    Cash dividends per share of common stock     $       0.60   $       0.60   $       0.52   $      0.48    $      0.40

  FINANCIAL POSITION
    Current assets                               $    5,169.4   $    4,945.2   $    4,381.5   $   3,354.1    $   2,506.8
    Property and equipment, net                       2,868.4        3,097.0        3,242.4       2,756.6        2,114.7
    Operating and other assets                        3,136.3        3,150.7        3,208.5       2,675.8        2,320.6
    Total assets                                     11,174.1       11,192.9       10,832.4       8,786.5        6,942.1
    Current liabilities                               3,257.6        3,162.8        3,221.5       2,873.2        2,160.4
    Long-term debt, less current portion              1,790.9        2,324.3        1,852.8       1,021.0          522.8
    Redeemable preferred stock of subsidiaries
     and minority interests                             341.4          493.3           39.9           --             --
    Stockholders' equity                              5,309.4        4,783.1        4,978.5       4,232.5        3,617.4
--------------------------------------------------------------------------------------------------------------------------

/(1)/ Earnings per share for each period presented has been calculated using the provisions of SFAS No. 128, Earnings per Share, which is effective for periods ending after December 15, 1997, and requires the restatement of all prior period earnings per share data. (See Note 1: "Basis of Reporting.")



--------------------------------------------------------------------------------
STOCK PRICE RANGE

The Company's common stock is listed on the New York Stock Exchange (NYSE) under the symbol "EDS." As a result of the Split-Off of the Company from GM on June 7, 1996, each share of GM Class E common stock was converted into one share of common stock of the Company. The GM Class E common stock had been listed and traded on the NYSE under the symbol "GME" through June 7, 1996 (the date of consummation of the Split-Off). This table shows the range of reported per share sales prices on the NYSE Composite Tape for the GM Class E common stock (through June 7, 1996) and the common stock (beginning June 10, 1996) for the periods indicated.

--------------------------------------------------------------------------------------------------------------------------
                                                                          1997                         1996
--------------------------------------------------------------------------------------------------------------------------
                                                                High               Low         High              Low
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
  First quarter                                                 $49.63           $40.13         $58.00            $50.00
  Second quarter                                                 44.75            31.75          58.63             52.25
  Third quarter                                                  46.75            34.50          61.38             46.00
  Fourth quarter                                                 44.19            29.56          63.38             40.75
--------------------------------------------------------------------------------------------------------------------------

62                          Electronic Data Systems Corporation and subsidiaries