Form 10-K, Exhibit 13
period 1998-12-31
ELECTRONIC DATA SYSTEMS CORP /DE/
filed 1999-03-26
CIK 1007456

Exhibit 13
                                                                   ----------
Independent Auditors' Report



The Board of Directors
Electronic Data Systems Corporation:

     We have audited the accompanying consolidated balance sheets of Electronic Data Systems Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electronic Data Systems Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ KPMG LLP
Dallas, Texas
February 1, 1999


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

     The Company's independent auditors, KPMG, have audited the consolidated financial statements. Their audits were conducted in accordance with generally accepted auditing standards, which include the consideration of the Company's internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management.

     The Board of Directors, through the EDS Audit Committee, is responsible for assuring that management fulfills its responsibilities in the preparation of the consolidated financial statements and for engaging the independent auditors. The Committee reviews the scope of the audits and the accounting principles being applied in financial reporting. The independent auditors, representatives of management, and the internal auditors meet regularly (separately and jointly) with the Committee to review the activities of each, to ensure that each is properly discharging its responsibilities, and to discuss the effectiveness of the system of internal accounting controls. It is management's conclusion that the system of internal accounting controls as of and for the period ended December 31, 1998, provides reasonable assurance that the books and records reflect the transactions of the Company and that the Company complies with established policies and procedures. To ensure complete independence, KPMG have full and free access to meet with the Committee, without management representatives present, to discuss the results of their audits and the quality of the financial reporting.


/s/ Richard H. Brown                         /s/ H. Paulett Eberhart
Richard H. Brown                             H. Paulett Eberhart
Chairman of the Board                        Senior Vice President
Chief Executive Officer




22 Electronic Data Systems Corporation and subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Electronic Data Systems Corporation is a professional services firm which offers its clients a portfolio of related services worldwide within the broad categories of systems and technology services, business process management, management consulting, and electronic business. Services include the management of computers, networks, information systems, information processing facilities, business operations and related personnel. This discussion refers to Electronic Data Systems Corporation, its predecessor and its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

The statements in this discussion which are not historical statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding Year 2000 exposure and opportunity, total contract values for new business and future revenues and gross margins attributable to GM and other clients, and other forward-looking financial information. In addition, we have made in the past and may make in the future other written or oral forward-looking statements, including statements regarding future operating performance, short- and long-term revenue and earnings growth, backlog and the value of new contract signings, and industry growth rates and our performance relative thereto. Any forward-looking statement may rely on a number of assumptions concerning future events and be subject to a number of uncertainties and other factors, many of which are outside our control, that could cause actual results to differ materially from such statements. These include, but are not limited to: competition in the industries in which we conduct business and the impact of competition on pricing, revenues and margins; the financial performance of current and future client contracts, including contracts with GM; with respect to client contracts accounted for under the percentage-of-completion method of accounting, the performance of such contracts in accordance with our cost estimates; our ability to improve productivity and achieve synergies from acquired businesses; the degree to which third parties continue to outsource information technology and business processes; the cost of attracting and retaining highly skilled personnel; and, with respect to Year 2000 exposure and opportunity, our ability to capitalize on new business opportunities and the interpretation of information technology ("IT") contracts with clients. We are not obligated to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

RECENT ANNOUNCEMENT

On February 11, 1999, EDS announced the principal terms of a framework agreement with MCI WorldCom. Under that agreement, MCI WorldCom will outsource major portions of its IT operations to EDS, and EDS will become MCI WorldCom's preferred provider of IT services. In addition, EDS will outsource the bulk of its global network to MCI WorldCom, which will handle end-to-end management of voice and data communications services on a preferred basis for EDS and its clients. In connection with this framework agreement, EDS agreed to purchase MCI WorldCom's IT services unit, MCI Systemhouse ("Systemhouse"), for $1,650.0 million in cash. Systemhouse had 1998 revenues of approximately $1,700.0 million.

YEAR 2000

General. For EDS, the Year 2000 ("Y2K") issue encompasses the cost required to make our internal systems and, where we are obligated to do so, our clients' systems Y2K-compliant, as well as a revenue opportunity. We have developed processes, assembled tools and created a business organization to provide Y2K services to clients and to assist in addressing our internal needs. We have a Y2K Corporate Program Office responsible for project management as well as for monitoring the assessment and remediation status of our internal systems and for reporting that status to management and the Board of Directors.

Status of remediation. With respect to our internal systems, we have iden-tified projects which we deem to be mission critical on both a corporate and a business unit level. These projects have been classified based on the relationships of the systems involved and the impact of these systems on our business. Some projects involve more than one system. We deem a project to be mission critical if the failure to timely complete the Y2K remediation for that project would cause substantial disruption in, or cessation of, our business. Corporate mission critical projects include, for example, systems for payroll, accounts receivable, accounts payable, tax administration, corporate administration and telecommunications. Unit mission critical projects include, for example, systems for unit payroll, unit invoice generation, country-specific tax administration and localized networks. We have identified additional projects which we deem to be non-mission critical, such as projects covering certain non-IT systems, systems relating to employee training, and other systems which may enhance efficiency or productivity but the failure of which would not materially impact our business. Although our evaluation is substantially complete, we continue to actively categorize new inventory of Y2K projects.

For internal and external reporting purposes, we have divided the Y2K remediation process into the following four stages: assessment and planning, renovation, testing and implementation. For purposes of the completion percentages set forth below, the testing stage for a project is not deemed to be complete until the integration



                       Electronic Data Systems Corporation and subsidiaries 23 testing of that project with the other systems with which it interacts has been completed (although unit and systems testing and implementation of that project may have already been completed). After implementation, final end-to-end integration testing occurs. Until this post-implementation testing is finished, testing is not considered completed. As a result, the testing completion percentages set forth below, especially of corporate mission critical systems that entail many interfaces, may lag implementation completion percentages.

As of January 25, 1999, we had identified approximately 35 corporate mission critical projects. Through December 31, 1998, we had completed assessment of approximately 97% of such projects, renovation of approximately 85% of such projects, testing of approximately 15% of such projects (see discussion in preceding paragraph) and implementation of approximately 35% of such projects. We expect to complete the Y2K remediation for such projects by the end of the second quarter of 1999.

As of January 25, 1999, we had identified approximately 35 unit mission critical projects. Through December 31, 1998, we had completed assessment of approximately 60% of such projects, renovation of approximately 23% of such projects, testing of approximately 11% of such projects and implementation of approximately 4% of such projects. We expect to complete the Y2K remediation for such projects by the end of the second quarter of 1999.

The foregoing percentages are based on the percentage of the total number of identified corporate or unit projects, as the case may be, for which the applicable stage has been completed at December 31, 1998, and is not necessarily indicative of the percentage of the total labor or expense remaining with respect to the mission critical projects as a whole.

We have also identified more than 400 projects, on both a corporate and unit basis, which we deem to be non-mission critical. These projects include non-IT systems, such as those which may be used in the operation of elevators, machinery and equipment and HVAC, lighting and building security systems, as well as IT systems the general function of which is to enhance efficiency or productivity but the failure of which would not materially impact our business. We have determined that many of the non-mission critical projects identified to date will not be remediated for Y2K compliance for one or more reasons, including the retirement of the system, redundancy with other systems, the ability to leverage common systems, and the fact that the expense of remediation may be greater than the benefits obtained from the system. Of those non-mission critical projects identified for remediation at January 25, 1999, approximately 69% and 53% of the corporate and unit projects, respectively, had completed the assessment stage, approximately 59% and 31% had completed the renovation stage, approximately 27% and 27% had completed the testing stage, and approximately 28% and 19% had completed the implementation stage as of December 31, 1998. The remediation process for all non-mission critical projects identified for remediation is scheduled to be substantially completed by the end of the third quarter of 1999, although the remediation of certain non-mission critical projects may extend into the fourth quarter of 1999.

Although we currently expect that the remedial actions described above will be completed on a timely basis, the failure to complete certain critical projects could have a material adverse effect on our business, results of operations or financial condition.

Third-party compliance. In 1997, we commenced mailing questionnaires to substantially all of our vendors and suppliers requesting information regarding the Y2K compliance of their products and services. As a result of this and other inquiries, we have compiled a database listing thousands of IT-related products, including hardware, software, network operating systems and physical plant equipment from a wide range of suppliers and indicating which products are Y2K-compliant and which need to be replaced or upgraded. This database, which had been initially prepared for internal use, has recently been made available to the public through our Web site.

In addition to these formal inquiries, we have been working closely with those third parties with whom we have a material relationship regarding the Y2K compliance of their products and services. These third parties include, in particular, leading telecommunications providers. Our business is substantially dependent on the ability to transmit our data and the data of our clients and their customers on a worldwide basis through data, voice and video networks. These networks include EDSNET,(R) our proprietary network, which integrates multiple third-party network owners with EDS-controlled and managed components, as well as the "extended" networks (i.e., networks outside of EDSNET(R)) of third-party international, national and local telecommunications providers which are used to transmit data by EDS as well as thousands of other organizations.

The Y2K remediation of EDSNET(R) is a corporate mission critical project and is expected to be completed by the second quarter of 1999. Although we expect such remediation to be completed on a timely basis, there is a significant likelihood that non-EDS related Y2K problems will cause interruptions of the "extended" networks utilized by EDS and other third parties. The interruptions on these third-party networks may result from the Y2K-related failure of some of these non-EDS networks, as well as the increased volume on the remaining networks due to the rejection of data transmitted by third parties containing Y2K-related errors.




24 Electronic Data Systems Corporation and subsidiaries

We continue to prepare contingency plans for such potential network failures. Personnel at all relevant data centers and client locations will closely monitor the "traffic" on networks we utilize and will be prepared to shut down segments of networks and use alternative networks where necessary and possible. We are also seeking to increase network capacity where cost-efficient to prepare for this possibility.

As do most other organizations, we rely on the continued performance of public utilities for the operation of our business. Due to the reliance of our data centers around the world on a continuous source of electric power, we already have in place, at substantially all EDS-owned data centers, extensive contin-gency plans in the event of the disruption of electric service. These contingency plans include the availability of backup generators to supply power for a period of time following the power disruption and the ability to transfer operations to an alternative center. Data centers operated at client locations are dependent on the contingency plans put in place by those clients. We believe that our existing contingency plans are adequate for any reasonably likely Y2K-related disruption of electric or other utility services to EDS-owned data centers. However, a lengthy disruption in utility services or lack of Y2K readiness by financial institutions, governmental agencies and other providers of general infrastructure could materially adversely impact our ability to conduct normal business in the areas so affected.

Estimated costs. We currently estimate that we will incur a total of approximately $95.0 million in costs related to the remediation of our internal systems, of which approximately $15.0 million is attributable to the operation of our Y2K Program Office. Of the approximately $80.0 million estimated cost for remediation projects, approximately $32.0 million has been incurred through December 31, 1998, and substantially all of the remainder should be incurred by the end of the third quarter of 1999. This estimate in part reflects an estimate of potential remediation costs for systems which have not yet been identified or assessed. Because our hardware and software are generally refreshed on an ongoing basis in accordance with normal business practices, the substantial majority of these estimated remediation costs are attributed to labor expense. The remediation effort is generally being performed by internal business units which also provide Y2K remediation services to EDS clients. As of December 31, 1998, approximately $8.0 million had been incurred for the operation of the Y2K Program Office. The majority of the remaining costs will be incurred and expensed ratably during 1999.

Client obligations. We have completed an assessment of our obligations to make client systems Y2K-compliant and to remediate certain EDS-owned systems which are directly used to support client obligations. This assessment, which is monitored on a monthly basis, includes an estimate of the cost and revenues to EDS for performing such work. Based on such assessment, we do not believe that our client obligations with respect to the Y2K issue will have a material adverse impact on the company.

The estimated cost of the Y2K remediation of client systems and client-related systems has generally been treated as a contract cost and is included in the estimate of total contract costs for the related contract under our revenue recognition policy.

Revenue opportunities. Aside from the cost impact discussed above, the Y2K issue presents opportunities for revenue growth for our CIO Services unit, which provides a full range of Y2K services to new and existing clients.

Forward-looking statements. The forward-looking statements contained in this Y2K discussion should be read in conjunction with the applicable risk factors identified under the heading "Forward-Looking Statements" above. The foregoing discussion does not relate to Systemhouse which, as noted above, EDS has agreed to acquire from MCI WorldCom.

EURO CONVERSION

Effective as of January 1, 1999, 11 of the 15 member countries of the European Union adopted the euro as their common legal currency and established fixed conversion rates between their existing sovereign currencies and the euro. Since that date, the euro has traded on currency exchanges and been available for non-cash transactions. The existing sovereign currencies remain legal tender in the participating countries during the transition period ending on January 1, 2002. Beginning on that date, the participating countries will issue new euro-denominated currency for use in cash transactions, and the existing sovereign currencies will no longer be legal tender.

Although during the transition period our internal business systems are permitted to continue to process information based on currently existing sovereign currencies, we expect that by the fourth quarter of 1999 our European systems will have the capability to provide for dual reporting in the euro currency and the applicable sovereign currency and to allow migration from the sovereign currencies to the euro over the remainder of the transition period. We do not expect to incur any material incremental cost to incorporate functionality relating to the euro into our systems. In addition, substantially all banking clients supported by EDS in Europe have completed the conversion to euro accounts and can now report in both euro and sovereign currencies.



                       Electronic Data Systems Corporation and subsidiaries   25

We do not believe that the adoption of the euro will negatively impact the enforceability of our client contracts or require us to incur any material cost under client contracts for which we will not be paid. In addition, we do not believe the conversion will have a material impact on our competitiveness in Europe. Our revenues are generally derived from sales of services rather than products. Because the nature of these services varies from client to client and the fees for these services are based in large part on our costs in the area in which the services are provided, there is no significant price transparency which would be highlighted by the adoption of the euro.

RESULTS OF OPERATIONS

Years Ended December 31, 1998, 1997 and 1996

Revenues. We operate primarily in the following business lines: systems and technology services, business process management, and management consulting services. Systems and technology services encompasses systems development, systems integration and systems management. Also included in this area are desktop services, Year 2000 conversions and enterprise software solutions. Business process management focuses on the use of technology to manage various business processes within the client's enterprise, including such activities as remittance processing, procurement logistics, enterprise customer management, customer service and training, as well as IT operations. Management consulting services are provided by A.T. Kearney, an EDS subsidiary. Services in this area provide clients with high value-added strategy, operations and information technology capabilities combined with implementation skills that improve overall business performance and competitive positioning.

The following table displays the percentage of revenues by various categories for the years ended December 31, 1998, 1997 and 1996:

Percentage of Revenues             1998    1997     1996

Business Line:
Systems and technology services     73%     73%      74%
Business process management         19      18       16
Management consulting services       6       5        5
All other                            2       4        5
                                   ---     ---      ---
     Total                         100%    100%     100%

GM/NON-GM:
Non-GM clients                      75%     72%      70%
GM and affiliates                   25      28       30
                                   ---     ---      ---
     Total                         100%    100%     100%

GEOGRAPHIES:
United States                       61%     65%      67%
United Kingdom                      11      10        9
All other, none greater than 10%    28      25       24
                                   ---     ---      ---
     Total                         100%    100%     100%


Total revenues increased 11% in 1998 to $16,891.0 million, up from $15,235.6 million in 1997, which represented a 6% increase over 1996 total revenues of $14,441.3 million. Revenues from non-GM clients grew 17% in 1998 to $12,725.7 million, compared with a 7% increase to $10,921.6 million in 1997, up from $10,163.1 million in 1996. Revenues in 1998 included a negative adjustment of $200.0 million, recorded in the fourth quarter, primarily as a result of a legal dispute with Xerox Corporation. On February 4, 1999, EDS filed suit against Xerox Corporation over its obligation to pay for certain infrastructure services related to laptops and desktops. Total revenues related to GM and its affiliates were $4,165.3 million, $4,314.0 million and $4,278.2 million in 1998, 1997 and
1996, respectively. We estimate that revenues from GM in 1999 will decrease compared to 1998. The percentage of total revenues from GM and its affiliates declined to 25% in 1998 from 28% in 1997 and 30% in 1996. We expect this trend to continue as revenues from non-GM clients are anticipated to increase, whereas revenues from GM are anticipated to decline. See "Master Services Agreement with GM" below.

Total domestic revenues from non-GM clients increased 8% in 1998 to $7,175.9 million, compared with $6,634.5 million in 1997. This increase compares with an increase of 1% in 1997, up from $6,577.2 million in 1996. The increase in 1998 was primarily attributable to revenues on contracts that began in late 1997 and early 1998. In addition, domestic revenues from non-GM clients in 1998 include a gain of $69.0 million resulting from the sale of a portion of our leasing portfolio. Domestic revenues from non-GM clients in 1997 were negatively affected by a limited number of non-performing contracts primarily accounted for under the percentage-of-completion method, the exit from certain businesses not aligned with our strategic direction, and contracts that ended in 1996 and early 1997.

During 1998, revenues from non-GM clients in the United Kingdom increased 25% to $1,846.6 million, up from $1,474.4 million in 1997. This increase compares with an increase of 27% in 1997, up from $1,163.0 million in 1996. These increases were primarily due to new contract signings.

Revenues for all other geographies from non-GM clients in 1998 increased 32% to $3,703.2 million, compared with $2,812.7 million in 1997. This increase compares with an increase of 16% in 1997, up from $2,422.9 million in 1996. These increases were primarily due to new contract signings.

Other than GM, no client accounted for more than 5% of our total revenues in 1998, 1997 or 1996.

Costs and expenses. Our gross margin [(revenues less cost of revenues)/ revenues] declined to 17% in 1998, compared with 20% in 1997 and 21% in 1996. The decrease in 1998 was due primarily



26 Electronic Data Systems Corporation and subsidiaries to a decrease in the gross margin on contracts with GM. During 1998, we incurred additional costs necessary for the successful long-term support of our contracts with GM. In addition, billing rates for certain services provided to GM decreased in 1998, and commensurate cost reductions were not realized during the year. Although the decline in revenues related to these existing services was partially offset by new contracts with GM for additional products and services, the gross margins on these new contracts were lower than historical levels. Although we believe that gross margins on contracts with GM will stabilize in 1999, the renegotiation of certain sector agreements under the Master Services Agreement (the "MSA"), including the agreement covering GM's North American operations, which expires in December 1999, and the renegotiation of the current terms of the Delphi automotive sector agreement, are expected to adversely impact revenues and margins attributable to GM subsequent to 1999. See "Master Services Agreement with GM" below. The decrease in gross margin in 1998 was also due in part to the $200.0 million negative adjustment to revenues, which was partially offset by the gain of $69.0 million. See "Revenues" above.

The decrease in gross margin in 1997 compared to the prior year was due primarily to the writeoff of unbilled receivables associated with a limited number of non-performing and/or terminated contracts accounted for under the percentage-of-completion method. For 1996, cost of revenues included $60.0 million of charges associated with restructuring activities. In addition to the factors discussed above, the gross margin in each of the past three years was negatively impacted by a small number of non-performing contracts. We are currently actively evaluating strategies to reduce growth rates in costs of revenues to achieve long-term operating margin stabilization and improvement.

Expenses recorded for selling, general and administrative (SG&A) costs increased 20% in 1998, to $1,837.9 million, up from $1,528.3 million in 1997. This increase compares with an increase of 9% in 1997, up from $1,403.3 million in 1996. As a percentage of revenues, SG&A expenses increased to 11% in 1998, up from 10% in 1997 and 1996. The increase in 1998 was due in part to the recognition of $49.4 million related to the retirements of the former chairman and vice chairman. In addition, we incurred incremental SG&A expenses during 1998 related to the Y2K remediation of our internal systems, the implementation of the SAP enterprise resource process system, increased spending on employee development and a management retention plan. We also experienced rapid growth in our A.T. Kearney management consulting business, our Unigraphics Solutions Inc. software business and our Centrobe subsidiary, each of which has inherently higher SG&A costs as a percentage of revenues than traditional systems and technology services.

RESTRUCTURING AND OTHER CHARGES

The following table sets forth restructuring activity through December 31, 1998 (in millions):

                                      1996            1997
                                 Restructuring    Restructuring
                                     Charge         Charge          Total
                                 -------------    -------------     -----
1996 restructuring charge,
  excluding early retirement
  offer of $87.4 million included
  in pension obligations            $ 198.2        $  -            $ 198.2
     Cash payments                   (100.7)          -             (100.7)
                                     ------        ------          -------
Balance at December 31, 1996           97.5           -               97.5
     1997 restructuring charge          -           125.3            125.3
     Cash payments                    (51.2)        (55.1)          (106.3)
                                     ------        ------          -------
Balance at December 31, 1997           46.3          70.2            116.5
     Cash payments                     (7.4)        (53.1)           (60.5)
     Reversal of residual accruals    (11.4)        (10.8)           (22.2)
                                     ------        ------          -------
Balance at December 31, 1998        $  27.5        $  6.3          $  33.8
                                     ======        ======          =======


The reversal of the residual accruals was recorded in 1998 as a reduction of restructuring and other charges.

During 1996, we identified certain actions to maintain and improve operating efficiencies and accelerate the move toward user-centered computing. To effect these actions, we adopted formal restructuring plans and recorded charges in 1996, including a $285.6 million charge primarily for work force reductions of approximately 4,900 employees. The total employee-related termination and early retirement offer charges were $258.1 million, $137.0 million of which related to special termination benefits, including amounts under our defined benefit pension plan. In addition, we wrote down certain assets by approximately $503.9 million. This amount related to writedowns of computers and other assets to their estimated fair values due to formal plans to consolidate certain processing centers; discontinuation of certain business activities; reductions in certain inventory due to our decision to exit the computer product reseller market; assets written down in relation to a client in reorganization; and the writedown of fixed assets, software licenses and other assets no longer used to support operations. The 1996 consolidated financial statements also include $60.0 million charged to cost of revenues, the largest portion of which related to current assets written down in connection with the decision to exit certain business activities related to the aforementioned client in reorganization. In addition, we recognized $45.5 million of costs directly associated with the split-off from GM.




                       Electronic Data Systems Corporation and subsidiaries   27

In 1997, we began implementation of an enterprise-wide business transformation initiative to reduce costs, streamline our organizational structure and align our strategy, services and delivery with market opportunities. This initiative involved the elimination of approximately 8,500 positions through reassignment of personnel, elimination of open personnel requisitions, normal attrition and termination of employees. As a result of this initiative, we recorded restructuring charges totaling $125.3 million, primarily relating to the severance costs associated with the planned involuntary termination of approximately 2,600 employees. In addition, we recorded asset writedowns of $99.7 million relating to discontinued operations, including several processing centers that were consolidated and certain product lines and related services. Asset writedowns relating to these product lines included investments; software, goodwill and other intangibles; and buildings and computer equipment. We also recorded asset writedowns of $104.6 million in 1997 and $27.8 million in 1998 primarily relating to operating assets initially identified for sale in 1997. As of December 31, 1998, all such assets were sold.

As of December 31, 1998, the combined restructuring activities resulted in approximately 4,750 employees being involuntarily terminated and approximately 1,750 employees accepting early retirement offers. Such activities have resulted in cash expenditures of $267.5 million since the second quarter of 1996. The restructuring actions contemplated under the 1996 and 1997 plans are essentially complete as of December 31, 1998.

SOLID EDGE ACQUISITION

On March 2, 1998, EDS' then wholly owned subsidiary Unigraphics Solutions Inc. ("UGS") completed the acquisition of Intergraph Corporation's mechanical CAD/CAM business for a purchase price of $105.0 million, excluding approximately $2.0 million of acquisition costs. In connection with the allocation of the purchase price to identifiable intangible assets, UGS allocated $42.5 million to in-process research and development ("R&D") that was expensed upon acquisition. The in-process R&D related to the modification of Solid Edge Version 4.0 software to include UGS' Parasolid solid modeling kernel software. This project commenced in July 1997 and was completed in May 1998. Initial sales of Solid Edge Version 5.0 ("Solid Edge 5.0") occurred shortly thereafter. The value assigned to in-process R&D was determined based on estimates of the resulting net cash flows from Solid Edge 5.0 and the discounting of such cash flows to present value.

In projecting net cash flows resulting from Solid Edge 5.0, management estimated revenues, cost of sales, R&D, SG&A and income taxes for the software. These estimates were based on the following assumptions:

    - Estimated revenues projected a compound annual growth rate over five years of approximately 46%, with annual growth rates ranging from 33% to 75%. Virtually all projected revenues were ascribed to Solid Edge 5.0 because the integration of the Parasolid solid modeling kernel software into Solid Edge 4.0 was the critical enabling factor to allow the Solid Edge product to provide the geometric modeling capabilities and user interfaces necessary to compete with other products in the product design and consumer products markets. In addition, management expected sales of Solid Edge 4.0 to cease subsequent to May 1998. Projections of revenue growth were based on management's estimates of market size and growth, supported by independent market data and by the nature and expected timing of the development of product enhancements and new products by UGS and its competitors.

    - The estimated cost of sales as a percentage of revenue (11-12%) was consistent with the historical rates for the Solid Edge business as well as industry standards.

    - Estimated SG&A costs were expected to increase as a percentage of sales, from 37% in 1998 to 45% in 2002. Incremental sales in later years were expected to require proportionally greater selling efforts to meet revenue growth plans.

    - The estimated R&D costs are expected to decrease as a percentage of sales, from 22% in 1998 to 12% in 2002. R&D costs in 1998 were higher as a percentage of sales than projected for later years due to the costs of combining two R&D departments in 1998 and the continuing R&D efforts.

    - Royalty income on the Parasolid solid modeling kernel software was expected to be received by UGS from outside persons. The royalty income associated with Solid Edge 5.0 was assumed to be 6%, the standard royalty rate for the Parasolid solid modeling kernel software. Due to the declining value of Solid Edge 5.0 over the future periods, the royalty income associated with Solid Edge 5.0, to determine the R&D valuation, is reduced accordingly from 6.0% in 1998 to 3.7% in 2002.



28 Electronic Data Systems Corporation and subsidiaries

The projected net cash flows for Solid Edge 5.0 were discounted using a 15% weighted-average cost of capital ("WACC") based upon an analysis of the WACC for publicly traded companies within UGS' industry. The calculation produces the average required rate of return of an investment in an operating enterprise. A WACC of 15% was also used to determine the value of the return on working capital and return on work force acquired as part of the purchase of Solid Edge. In determining the appropriate WACC, UGS considered the attribution of a higher WACC to the in-process technology due to the risks inherent in the development process; however, a higher WACC was not used because these risks had been significantly reduced by the acquisition date (as evidenced by the completion of the development in early May 1998). In addition, the impact of the use of a higher WACC (e.g., 16-20%) on the amount of the purchase price allocated to in-process R&D was not material.

Revenues of Solid Edge 5.0 in 1998, subsequent to the completion of development, were lower than those used in projected net cash flows for purchase price allocation due to a three-month delay in the integration of Solid Edge distribution channels into UGS' existing distribution network. However, management believes that the original net cash flow projections for Solid Edge
5.0 are still reasonable.

Operating income. Operating income (including all charges, gains and adjustments discussed above) decreased $146.8 million in 1998, to $1,066.8 million, compared to $1,213.6 million in 1997. Operating income was $796.1 million in 1996. For the year ended December 31, 1998, the operating margin decreased to 6.3% from 8.0% in 1997. The 1996 operating margin was 5.5%.

Other income (expense). The components of other income (expense) are presented below (in millions) for the years ended December 31, 1998, 1997 and 1996:

                                      1998      1997      1996

Interest and other income           $ 148.6   $ 117.8   $  86.4
Interest expense                     (131.3)   (189.8)   (162.9)
Gain on sale of stock of subsidiary    49.6       -         -
One-time split-off costs                -         -       (45.5)
                                     ------    ------    ------
     Total                          $  66.9   $ (72.0)  $(122.0)
                                    =======  ========   =======


Other income (expense) increased $138.9 million in 1998 to $66.9 million, compared with $(72.0) million in 1997 and $(122.0) million in 1996. Interest and other income increased $30.8 million to $148.6 million in 1998, up from $117.8 million in 1997, due primarily to incremental gains resulting from sales of assets and additional income from investments accounted for under the equity method of accounting. The increase in 1997 compared to 1996 was due primarily to additional income received from limited partnership investments and gains on the sale of certain non-core operations. Interest and other income was $86.4 million in 1996. Interest expense decreased $58.5 million to $131.3 million in 1998, compared with $189.8 million in 1997. Interest expense was $162.9 million in 1996. The decrease in 1998 is the result of a reduced level of debt. The increase in 1997 compared to 1996 was primarily due to full-year interest associated with borrowings to fund the $500.0 million payment to GM at the time of the split-off, and the issuance of redeemable preferred stock of subsidiaries during 1996. Also included in other income (expense) during 1998 was the recognition of a non-taxable gain of $49.6 million resulting from the sale of stock in connection with the initial public offering of UGS. No taxes were provided for this gain as we believe we will recover our basis in the shares sold in a tax-free manner.

Income taxes. The effective income tax rate decreased to 34% in 1998 from 36% in both 1997 and 1996.

Net income. Net income (including all charges, gains and adjustments discussed above) increased to $743.4 million in 1998, compared with $730.6 million in 1997 and $431.5 million in 1996. Basic earnings per share increased to $1.51 in 1998, up from $1.49 in 1997. Diluted earnings per share increased to $1.50 in 1998, up from $1.48 in 1997. Basic and diluted earnings per share for the year ended December 31, 1996, were $0.89 and $0.88, respectively.

As discussed above, during 1998 we recorded certain pre-tax charges and adjustments, including $49.4 million related to senior executive retirements, $27.8 million for asset writedowns, $42.5 million for a writeoff associated with acquired in-process R&D, and $200.0 million primarily related to the litigation with Xerox Corporation. The negative impact of these items was partially offset by a non-taxable gain of $49.6 million associated with the sale of stock of UGS, a gain of $69.0 million related to the sale of a portion of our leasing portfolio, and positive adjustments of $22.2 million to reverse residual accruals related to previously recorded restructuring charges. These pre-tax charges, gains and adjustments totaled a negative $178.9 million. Excluding these charges, gains



                       Electronic Data Systems Corporation and subsidiaries 29 and adjustments, revenues for 1998 would have been $17,022.0 million, net income would have been $840.1 million, and basic and diluted earnings per share would have been $1.71 and $1.70, respectively.

Excluding pre-tax charges of approximately $329.6 million in 1997 related to restructuring activities and asset writedowns, net income would have been $941.6 million, and basic and diluted earnings per share would have been $1.92 and $1.91. Excluding pre-tax charges of approximately $895.0 million recognized in 1996 related to restructuring activities and other related charges, and one-time split-off costs, net income would have been $1,004.2 million, and basic and diluted earnings per share would have been $2.07 and $2.04, respectively.

We may from time to time modify our contractual arrangements with clients. For client contracts accounted for under the percentage-of-completion method, such changes would be reflected in results of operations as a change in accounting estimate in the period the revisions are determined.

Master services agreement with GM. The MSA with GM entered into at the time of the split-off and certain related sector agreements (collectively, the "IT Services Agreements"), provided for certain significant changes to the pricing and terms under which EDS provides IT services to GM. Among other things, the IT Services Agreements reduced the rates charged by EDS to GM for certain information-processing activities and communications services. In addition, the MSA established specified structural cost-reduction targets of $100.0 million for each of the years from 1996 through 1998, and $50.0 million for 1999. These targets, which are not performance guarantees, were achieved in 1996 through 1998, and we anticipate that they will be achieved in 1999.

The terms of the MSA and the related IT Services Agreements have had an adverse effect on our revenues and operating margins attributable to GM. During 1998, we incurred additional costs related to our efforts to effect future reductions in costs related to services provided to GM. Although we expect these efforts to stabilize gross margins on contracts with GM in 1999, the renegotiation of certain sector agreements under the MSA, including the agreement covering GM's North American operations, which expires in December 1999, and the renegotiation of the current terms of the Delphi automotive sector agreement, are expected to adversely impact revenues and margins attributable to GM subsequent to 1999.

Seasonality and inflation. Our revenues and net income vary over the calendar year, with the fourth quarter generally reflecting the highest revenues and net income for the year due to certain services that are purchased more heavily in that quarter as a result of the spending patterns of several clients. In addition, revenues generally increase from quarter to quarter as a result of new business added throughout the year. Due to this pattern, as well as the anticipated implementation of our efforts to reduce the growth rate of costs of revenues, we expect the latter half of 1999 to be stronger than the first half of the year. Inflation generally had little effect on our results of operations during the past three years.

FINANCIAL POSITION

Assets. Total assets increased to $11,526.1 million at December 31, 1998, up from $11,174.1 million at December 31, 1997, due primarily to an increase of $361.4 million in cash and cash equivalents. At December 31, 1998, we held cash and cash equivalents of $1,038.8 million, had working capital of $1,976.5 million and had a current ratio of 1.5-to-1. This compares with cash and cash equivalents of $677.4 million, $1,911.8 million in working capital and a 1.6-to-1 current ratio at December 31, 1997.

Liabilities and shareholders' equity. Total debt was $1,411.1 million and $2,075.4 million at December 31, 1998 and 1997, respectively. Total debt consists of notes payable, commercial paper and redeemable preferred stock of subsidiaries. The total debt-to-capital ratio (which includes the current portion of long-term debt and redeemable preferred stock of subsidiaries as components of debt and capital) was 19.3% and 28.1% at December 31, 1998 and 1997, respectively. The ratio of non-current debt-to-capital was 18.7% and 27.0% at December 31, 1998 and 1997, respectively. We have committed lines of credit of $2,500.0 million, all of which was unused at both December 31, 1998 and 1997. These lines of credit serve as backup for our commercial paper borrowings.

Shareholders' equity was $5,916.5 million at December 31, 1998, and $5,309.4 million at December 31, 1997. Return on shareholders' equity (including all charges, gains and adjustments discussed above) was 13.2%, 14.5% and 8.8% in 1998, 1997 and 1996, respectively.

ACCOUNTING STANDARDS

Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The provisions of SFAS No. 133 are effective for financial statements for fiscal years beginning after June 15, 1999, although early





30 Electronic Data Systems Corporation and subsidiaries adoption is allowed. We have not determined the financial impact of adopting this SFAS nor whether we will adopt its provisions prior to its effective date.

Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, was issued in March 1998. This SOP requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. The provisions of this SOP are effective for financial statements issued for fiscal years beginning after December 15, 1998. We adopted the provisions of this SOP on January 1, 1999. It is not expected to have a material impact on our financial statements.

SOP 98-5, Reporting on the Costs of Start-up Activities, was issued in April 1998. This SOP provides guidance on the financial reporting of start-up and organization costs and requires that these costs be expensed as incurred. The provisions of this SOP are effective for financial statements for fiscal years beginning after December 15, 1998. We adopted the provisions of this SOP on January 1, 1999. It is not expected to have a material impact on our financial statements.

DERIVATIVE FINANCIAL INSTRUMENTS

We are exposed to market risk from changes in interest rates, equity prices and foreign currency exchange rates. We enter into various hedging transactions to manage this risk. We do not hold or issue derivative financial instruments for trading purposes and are not a party to any leveraged derivative transactions. A discussion of our accounting policies for financial instruments, and further disclosure relating to financial instruments, are included in Note 14:
"Financial Instruments and Risk Management."

Interest rate risk. Our earnings are affected by changes in short-term interest rates as a result of the issuance of short-term commercial paper and variable-rate notes. However, the effects of interest rate changes are reduced by utilization of interest rate swaps. Risk can be estimated by measuring the impact of a near-term adverse movement of 10% in short-term market interest rates. If these rates average 10% more in 1999 than in 1998, there would be no material adverse impact on our results of operations. During 1998, had short-term market interest rates averaged 10% more than in 1997, there would have been no material adverse impact on our results of operations.

Publicly traded equity price sensitivity. Our financial position is affected by changes in publicly traded equity prices as a result of certain investments. Risk can be estimated by measuring the impact of a near-term adverse movement of 10% in the value of our publicly traded equity security investments. If the market price of our investments in publicly traded equity securities in 1999 were to fall by 10% below the level at the end of 1998, there would be no material adverse impact on our financial position. During 1998, had the market price of our investments in publicly traded equity securities fallen by 10% below the end of 1997, there would have been no material adverse impact on our financial position.

Foreign exchange risk. We conduct business in the United States and approximately 50 other countries. Our most significant foreign currency transaction exposures relate to Canada, Western European countries (primarily Germany, the United Kingdom, Italy, the Netherlands, Spain and Switzerland), Australia and New Zealand. The primary purpose of our foreign exchange hedging activities is to protect against foreign exchange risk from intercompany financing and trading transactions. We enter into foreign currency forward contracts to hedge such transactions with durations of generally less than 12 months.

Gains and losses related to hedges of firm commitments or other transactions qualifying for hedge accounting treatment are deferred in accrued liabilities and recognized in earnings at the time of recognition of the underlying hedged transaction. All other foreign exchange contracts are marked-to-market on a current basis. To the extent hedges of firm commitments are no longer effective as hedges of the underlying transaction, they are closed, with gains and losses recognized in earnings on a current basis.

We use a value-at-risk model to assess the foreign exchange market risk of derivative and other financial instruments. Value-at-risk represents the potential loss due to adverse changes in exchange rates, given a specified time period and confidence level. It is estimated by using a model with volatilities and correlations derived from historical data. This model uses the variance/covariance methodology and measures the potential fair value loss at a 95% confidence level. At December 31, 1998, the value-at-risk amount representing the potential loss we could incur from adverse foreign exchange rate movements for a one-month period would not materially affect our results of operations, financial position or cash flows. At December 31, 1997, the value-at-risk amount would also not have materially affected our results of operations, financial position or cash flows.




                       Electronic Data Systems Corporation and subsidiaries   31

The value-at-risk exposure represents an estimate of reasonably possible fair value losses to our portfolio of derivative and other financial instruments, assuming hypothetical movements in foreign exchange rates, and does not necessarily indicate actual results which may occur. It does not represent the maximum possible loss nor any expected loss, since actual future gains and losses will differ from estimates due to fluctuations in market rates, exposures and changes in our portfolio of derivative and other financial instruments.

LIQUIDITY AND CAPITAL RESOURCES

For the year ended December 31, 1998, net cash provided by operating activities was $2,087.6 million, a decrease of $102.5 million from $2,190.1 million in 1997. This decrease is due primarily to a decrease in net income prior to non-cash items. For the year ended December 31, 1997, net cash provided by operating activities increased $638.3 million, up from $1,551.8 million in 1996. This increase was due primarily to increases in invoiced revenues and an improvement in days sales outstanding in accounts receivable.

For the year ended December 31, 1998, net cash used in investing activities decreased $469.2 million from 1997, to $778.8 million, due primarily to proceeds of divestitures. For the year ended December 31, 1997, net cash used in investing activities decreased $22.8 million, to $1,248.0 million, compared to the prior year, and consisted primarily of payments for the purchase of property and equipment, marketable securities, and investments and other assets.

For the year ended December 31, 1998, free cash flow (net cash provided by operating activities less net cash used in investing activities) increased to $1,308.8 million, up from $942.1 million and $281.0 million in 1997 and 1996, respectively.

For the year ended December 31, 1998, net cash used in financing activities decreased $188.4 million, to $941.4 million, compared to the prior year, due primarily to a decrease in the amount of reduction of debt. Net cash used in financing activities was $1,129.8 million for the year ended December 31, 1997, up $1,196.1 million from the prior year, due primarily to the reduction of debt. For the year ended December 31, 1996, net cash provided by financing activities was $66.3 million and included a $500.0 million payment to GM at the time of the split-off. We paid cash dividends totaling $295.3 million, $293.8 million and $291.4 million in 1998, 1997 and 1996 respectively.

We expect that the principal use of funds for the foreseeable future will be for capital expenditures, working capital and the acquisition of Systemhouse, referred to under "Recent Announcement" above. Capital expenditures may consist of purchases of computer and telecommunications equipment, buildings and facilities, land, and software, as well as acquisitions and joint ventures. We estimate that projected gross capital expenditures during 1999, excluding acquisition and joint venture activities as well as anticipated proceeds from divestitures, will be approximately $1,000.0 million to $1,300.0 million. As discussed above, EDS has agreed to purchase Systemhouse for $1,650.0 million in cash. Total capital expenditures for 1999 will depend to a significant extent on the level of additional acquisition and joint venture activities by EDS, capital requirements for new business and proceeds from divestitures. We anticipate that cash reserves, cash flows from operations and unused borrowing capacity under the existing lines of credit will provide sufficient funds to meet our needs for at least the next year, including the purchase price for Systemhouse.




32  Electronic Data Systems Corporation and subsidiaries


CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share amounts)


Years Ended December 31,                            1998            1997            1996
                                                    ----            ----            ----

Revenues                                          $16,891.0       $15,235.6       $14,441.3
                                                   --------        --------        --------
Costs and expenses
     Cost of revenues (Note 20)                    13,938.2        12,164.1        11,452.4
     Selling, general and administrative            1,837.9         1,528.3         1,403.3
     Restructuring and other charges (Note 20)         48.1           329.6           789.5
                                                   --------        --------        --------
          Total costs and expenses                 15,824.2        14,022.0        13,645.2
                                                   --------        --------        --------
          Operating income                          1,066.8         1,213.6           796.1
                                                   --------        --------        --------
Other income (expense)
     Interest expense and other, net                   17.3           (72.0)          (76.5)
     Gain on sale of stock of subsidiary (Note 9)      49.6             -               -
     One-time split-off costs (Note 20)                 -               -             (45.5)
                                                   --------        --------        --------
          Total other income (expense)                 66.9           (72.0)         (122.0)
                                                   --------        --------        --------
          Income before income taxes                1,133.7         1,141.6           674.1
Provision for income taxes                            390.3           411.0           242.6
                                                   --------        --------        --------
          Net income                              $   743.4       $   730.6       $   431.5
                                                   --------        --------        --------
Basic earnings per share of common stock          $    1.51       $    1.49       $    0.89
                                                   --------        --------        --------
Diluted earnings per share of common stock        $    1.50       $    1.48       $    0.88
                                                   --------        --------        --------



See accompanying notes to consolidated financial statements.






                       Electronic Data Systems Corporation and subsidiaries   33

CONSOLIDATED BALANCE SHEETS
(in millions, except share and per share amounts)


December 31,                                        1998            1997
                                                    ----            ----


ASSETS
Current assets
     Cash and cash equivalents                    $ 1,038.8       $   677.4
     Marketable securities                            272.9           347.5
     Accounts receivable, net                       3,835.0         3,736.8
     Prepaids and other                               486.6           407.7
                                                   --------        --------
          Total current assets                      5,633.3         5,169.4
                                                   --------        --------
Property and equipment, net                         2,708.1         2,868.4
                                                   --------        --------
Operating and other assets
     Land held for development, at cost                86.2            87.2
     Investments and other assets                   1,631.4         1,501.2
     Software, goodwill and other intangibles, net  1,467.1         1,547.9
                                                   --------        --------
          Total operating and other assets          3,184.7         3,136.3
                                                   --------        --------
               Total assets                       $11,526.1       $11,174.1
                                                   ========        ========


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
     Accounts payable and accrued liabilities    $  2,840.9       $ 2,579.7
     Deferred revenue                                 593.3           430.8
     Income taxes                                     174.9           137.6
     Current portion of long-term debt                 47.7           109.5
                                                   --------        --------
         Total current liabilities                  3,656.8         3,257.6
                                                   --------        --------
Deferred income taxes                                 362.6           474.8
Long-term debt, less current portion                1,184.3         1,790.9
Redeemable preferred stock of subsidiaries
 and minority interests                               405.9           341.4
Commitments and contingencies
Shareholders' equity
     Preferred stock, $.01 par value;
       authorized 200,000,000 shares; none issued       -               -
     Common stock, $.01 par value; authorized
       2,000,000,000 shares; 493,131,404 shares
       issued at December 31, 1998; 491,567,240
       shares issued and outstanding at
       December 31, 1997                                4.9             4.9
     Additional paid-in capital                       958.3           855.7
     Retained earnings                              5,049.7         4,601.6
     Accumulated other comprehensive income           (96.2)         (152.8)
     Treasury stock, at cost, 7,160 shares
       at December 31, 1998                            (0.2)            -
                                                   --------        --------
         Total shareholders' equity                 5,916.5         5,309.4
                                                   --------        --------
               Total liabilities and shareholders'
                 equity                           $11,526.1       $11,174.1
                                                   ========        ========




See accompanying notes to consolidated financial statements.






34  Electronic Data Systems Corporation and subsidiaries


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in millions)





------------------------------------------------------------------------------------------------------------------------------
                                     Common Stock                  Accumulated                 Treasury Stock
                                 -------------------   Additional     Other                    ---------------    Consolidated
                                   Shares               Paid-in    Comprehensive  Retained     Shares             Shareholders'
                                 Outstanding  Amount    Capital       Income      Earnings     Held     Amount      Equity
                                 ---------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995        483.7     $517.7    $  -          $(99.7)     $4,560.5       -      $  -       $4,978.5
  Recapitalization (Note 1)           -       (512.8)    512.8           -          (500.0)     2.0      (20.3)      (520.3)
  Comprehensive income:
    Net income                        -          -         -             -           431.5       -         -          431.5
    Currency translation adjustment   -          -         -             1.6           -         -         -            1.6
    Unrealized loss on securities,
      net of tax effect of $0.3 and
      reclassification adjustment     -          -         -            (0.1)          -         -         -           (0.1)
                                                                                                                   --------
    Total comprehensive income                                                                                        433.0
                                                                                                                   --------
  Dividends declared                  -          -         -             -          (291.4)      -         -         (291.4)
  Stock award transactions            3.5        -       170.0           -             -        (1.6)     13.3        183.3

                                 -------------------------------------------------------------------------------------------


Balance at December 31, 1996        487.2       4.9      682.8         (98.2)      4,200.6       0.4      (7.0)     4,783.1
  Comprehensive income:
    Net income                        -         -          -             -           730.6       -         -          730.6
    Currency translation adjustment   -         -          -           (82.4)          -         -         -          (82.4)
     Unrealized gains on securities,
       net of tax effect of $14.7 and
       reclassification adjustment    -         -          -            27.8           -         -         -           27.8
                                                                                                                   --------
     Total comprehensive income                                                                                       676.0
                                                                                                                   --------
   Dividends declared                 -         -          -             -          (293.8)      -         -         (293.8)
   Stock award transactions           4.4       -        172.9           -             -        (0.4)      7.0        179.9
   Preacquisition losses of a previous
     cost basis investee              -         -          -             -           (35.8)      -         -          (35.8)
                                 -------------------------------------------------------------------------------------------


Balance at December 31, 1997        491.6       4.9      855.7        (152.8)      4,601.6       -        -         5,309.4
   Purchase of treasury shares        -         -          -             -             -         2.2    (93.3)        (93.3)
   Comprehensive income:
     Net income                       -         -          -             -           743.4       -        -           743.4
     Currency translation adjustment  -         -          -             5.3           -         -        -             5.3
     Unrealized gains on securities,
       net of tax effect of $34.3 and
       reclassification adjustment    -         -          -            51.3           -         -        -            51.3
                                                                                                                   --------
     Total comprehensive income                                                                                       800.0
                                                                                                                   --------
     Dividends declared               -         -          -             -          (295.3)      -        -          (295.3)
     Stock award transactions         1.5       -        102.6           -             -        (2.2)    93.1         195.7
                                 -------------------------------------------------------------------------------------------
Balance at December 31, 1998       $493.1     $ 4.9     $958.3       $ (96.2)     $5,049.7       -      $(0.2)     $5,916.5
                                 -------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------




See accompanying notes to consolidated financial statements.






                       Electronic Data Systems Corporation and subsidiaries   35


CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)



------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                1998             1997            1996
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                       $  743.4        $  730.6        $  431.5
                                                                   -----------------------------------------------
     Adjustments to reconcile net income to net cash provided by operating activities:
         Asset writedowns                                                 70.3           204.3           503.9
         Depreciation and amortization                                 1,393.7         1,208.5         1,180.8
         Deferred compensation                                           156.2           103.2            81.9
         Gain on sale of stock of subsidiary                             (49.6)            -               -
         Other                                                          (145.6)           83.9            46.2
         Changes in operating assets and liabilities, net of
           effects of acquired companies:
            Accounts receivable                                         (129.3)         (209.7)         (374.1)
            Prepaids and other                                          (155.9)          (77.9)         (315.4)
            Accounts payable and accrued liabilities                     181.2           263.4           274.4
            Deferred revenue                                             133.7          (148.7)          (27.4)
            Taxes payable                                               (110.5)           32.5          (250.0)
                                                                   -----------------------------------------------
                Total adjustments                                      1,344.2         1,459.5         1,120.3
                                                                   -----------------------------------------------
     Net cash provided by operating activities                         2,087.6         2,190.1         1,551.8
                                                                   -----------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from sales of marketable securities                        134.1            90.8            78.9
     Proceeds from investments and other assets                          271.4           255.4           184.9
     Proceeds from divestitures                                          408.4            36.5             -
     Payments for purchases of property and equipment                   (870.3)         (769.2)       (1,158.2)
     Payments for investments and other assets                          (440.6)         (308.8)         (244.4)
     Payments related to acquisitions, net of cash acquired             (108.1)         (180.4)          (46.7)
     Payments for purchases of software and other intangibles           (110.0)         (132.3)         (107.5)
     Payments for purchases of marketable securities                    (120.8)         (326.2)          (79.3)
     Other                                                                57.1            86.2           101.5
                                                                   -----------------------------------------------
     Net cash used in investing activities                              (778.8)       (1,248.0)       (1,270.8)
                                                                   -----------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from long-term debt                                      7,254.8         8,377.3        11,238.6
     Payments on long-term debt                                       (7,911.7)       (9,155.3)      (10,871.2)
     Proceeds from sale of stock of subsidiaries                          65.1           553.3           440.3
     Redemption of stock of subsidiaries                                   -            (688.1)           (9.2)
     Purchase of treasury stock                                          (93.3)            -               -
     Employee stock transactions and related tax benefits                 39.0            76.8            59.2
     One-time intercompany payment to General Motors (Note 1)              -               -            (500.0)
     Dividends paid                                                     (295.3)         (293.8)         (291.4)
                                                                   -----------------------------------------------
     Net cash provided by (used in) financing activities                (941.4)       (1,129.8)           66.3
                                                                   -----------------------------------------------
Effect of exchange rate changes on cash and cash equivalents              (6.0)          (14.8)          (16.3)
                                                                   -----------------------------------------------
Net increase (decrease) in cash and cash equivalents                     361.4          (202.5)          331.0
Cash and cash equivalents at beginning of year                           677.4           879.9           548.9
                                                                   -----------------------------------------------
Cash and cash equivalents at end of year                             $ 1,038.8        $  677.4        $  879.9
                                                                   -----------------------------------------------
------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.






36  Electronic Data Systems Corporation and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Electronic Data Systems Corporation ("EDS") is a professional services firm which offers its clients a portfolio of related services worldwide within the broad categories of systems and technology services, business process management, management consulting and electronic business. Services include the management of computers, networks, information systems, information processing facilities, business operations and related personnel. EDS offers its clients a continuum of services in the United States and approximately 50 other countries. As used herein, the terms "EDS" and the "Company" refer to Electronic Data Systems Corporation, its predecessor and its consolidated subsidiaries.

On June 7, 1996, General Motors Corporation ("GM") split-off (the "Split-Off") EDS to the holders of GM's Class E common stock in a transaction that was tax-free for U.S. federal income tax purposes, and EDS became a publicly held company. In connection therewith, EDS paid GM a one-time intercompany payment of $500.0 million in cash. Under the terms of the Split-Off, one share of EDS common stock was exchanged for each share of GM's Class E common stock.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of EDS and all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company's investments in companies in which it has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method.

EARNINGS PER SHARE

Basic earnings per share of common stock is computed using the weighted-average number of EDS common shares outstanding during the period. Diluted earnings per share reflects the incremental increase in common shares outstanding, assuming the exercise of all employee stock options and restricted stock units that would have had a dilutive effect on earnings per share. A reconciliation of the number of shares used in the calculation of basic and diluted earnings per share is as follows (in millions):

-----------------------------------------------------------------------------
Years Ended December 31,                 1998          1997         1996
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Basic earnings per share of common stock:
     Weighted-average common
       shares outstanding                492.2        489.8        485.8
Effect of dilutive securities (Note 11):
     Restricted stock units                2.7          3.7          5.4
     Stock options                         0.6          0.4          -
                                      --------------------------------------
Diluted earnings per share:
     Weighted-average common
       and common equivalent
       shares outstanding                495.5        493.9        491.2
                                      ======================================

-----------------------------------------------------------------------------

Securities that were outstanding but were not included in the computation of diluted earnings per share because their effect was antidilutive include restricted stock units of 0.4 million and 5.4 million shares for the years ended December 31, 1998 and 1997, and options to purchase 9.6 million, 10.1 million and 1.0 million shares of common stock for the years ended December 31, 1998, 1997 and 1996, respectively.

MARKETABLE SECURITIES

Marketable securities at December 31, 1998 and 1997 consist of securities issued by the U.S. Treasury, states and political subdivisions, as well as mortgage-backed debt, corporate debt and corporate equity securities. The Company classifies all of its debt and marketable equity securities as available-for-sale, and they are recorded at fair value. Unrealized holding gains (losses), net of the related tax effect, totaling $74.8 million, $23.5 million and $(4.3) million at December 31, 1998, 1997 and 1996, respectively, are excluded from earnings and are reported as a component of shareholders' equity until realized. A decline in the fair value of any available-for-sale security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation of property and equipment is calculated using the straight-line method over the lesser of the asset's estimated useful life, the life of the




                     Electronic Data Systems Corporation and subsidiaries   37
related customer contract, or the term of the lease in the case of leasehold improvements. The ranges of estimated useful lives are as follows:


-----------------------------------------------------------------------------
                                                      Years
-----------------------------------------------------------------------------

     Buildings                                        20-40
     Facilities                                        5-20
     Computer equipment                                3-8
     Other equipment and furniture                     3-15

-----------------------------------------------------------------------------

SOFTWARE, GOODWILL AND OTHER INTANGIBLES

Software purchased by the Company and utilized in designing, installing and operating business information and communications systems is capitalized and amortized on a straight-line basis over a two- to eight-year period. Costs of developing and maintaining software systems are incurred primarily in connection with client contracts and are considered contract costs. Software development costs that meet the capitalization and recoverability requirements of Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, are capitalized and generally amortized on a straight-line basis over three years. Amounts capitalized under SFAS No. 86 were not significant for the years ended December 31, 1998, 1997 and 1996.

The cost of acquired companies is allocated first to identifiable assets based on estimated fair values. Costs allocated to identifiable intangible assets are amortized on a straight-line basis over the remaining estimated useful lives of the assets, as determined by underlying contract terms or independent appraisals. Such lives range from two to ten years. The excess of the purchase price over the fair value of identifiable assets acquired, net of liabilities assumed, is recorded as goodwill and amortized on a straight-line basis over the useful life. The useful life is determined based on the individual characteristics of the acquired entity and ranges from five to forty years.

The Company periodically evaluates the carrying amounts of goodwill, as well as the related amortization periods, to determine whether adjustments to these amounts or useful lives are required, based on current events and circumstances. The evaluation is based on the Company's projection of the undiscounted future operating cash flows of the acquired operation over the remaining useful lives of the related goodwill. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related goodwill, the underlying assets are written down by charges to expense so that the carrying amount is equal to future undiscounted cash flows. The assessment of the recoverability of goodwill will be affected if estimated future operating cash flows are not achieved.

REVENUE RECOGNITION

The Company provides services under level-of-effort and fixed-price contracts, which extend up to ten years. Under level-of-effort contracts, revenue is recognized as services are provided to the client in accordance with contractual billing schedules. For certain fixed-price contracts, revenue is recognized on the percentage-of-completion method, based on the percentage that incurred contract costs to date bear to total estimated contract costs after giving effect to the most recent estimates of total cost. The effect of changes to total estimated contract costs is recognized in the period such changes are determined. Provisions for estimated losses are made in the period in which the loss first becomes apparent. Revenue under non-refundable fixed-price contracts for software licenses is recognized after the software has been delivered, all significant obligations of the Company have been fulfilled, and all significant uncertainties regarding client acceptance have expired. The portion of the fixed-fee revenue related to maintenance is deferred and recognized ratably over the contract period.

Deferred revenues of $593.3 million and $430.8 million at December 31, 1998 and 1997, respectively, represent billings in excess of costs and related profits on certain contracts. Included in accounts receivable are unbilled receivables of $821.0 million and $963.7 million at December 31, 1998 and 1997, respectively. Unbilled receivables represent costs and related profits in excess of billings on certain fixed-price contracts. Unbilled receivables were not billable at the balance sheet date but are recoverable over the remaining life of the contract through billings which will be made in accordance with contractual agreements. Of the unbilled receivables at December 31, 1998, billings to such clients totaling $208.2 million are expected to be collected in 2000 and thereafter. A specific client's unbilled receivable balance may not be directly decreased for such future years' billings because additional costs may also be incurred in the future in accordance with the contractual agreements.

CURRENCY TRANSLATION

Assets and liabilities of non-U.S. subsidiaries whose functional currency is not the U.S. dollar are translated at current exchange rates. Revenue and expense accounts are translated using an average rate for the period. Translation gains and losses are not included in determining net income, but are reflected as a component of shareholders' equity. Cumulative currency translation adjustment losses included in shareholders' equity were $171.0 million, $176.3 million and $93.9 million at December 31, 1998, 1997 and 1996, respectively. Non-functional currency transaction losses are included in determining net income and were $11.1 million, $22.6 million and $11.8 million, net of income taxes, for the years ended December 31, 1998, 1997 and 1996, respectively.


38  Electronic Data Systems Corporation and subsidiaries

COMPREHENSIVE INCOME

On January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and presentation of comprehensive income and its components in the financial statements. Comprehensive income includes all changes in equity during a period except those resulting from investments by and distributions to owners. SFAS No. 130 only requires additional disclosures in the consolidated financial statements and does not affect the Company's financial position or results of operations. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

The related tax effect allocated to each component of other comprehensive income is as follows (in millions):

-----------------------------------------------------------------------------
                                  Before Tax    Tax (Expense)    Net of Tax
December 31, 1998                   Amount         Benefit         Amount
-----------------------------------------------------------------------------
Foreign currency translation
  adjustments                       $  5.3         $  -            $  5.3
Unrealized holding gains on
  securities:
  Unrealized holding gains arising
    during the period                 95.2          (34.3)           60.9
  Reclassification adjustment
    for gains realized in income     (15.0)           5.4            (9.6)
                                    ---------------------------------------
  Net unrealized gains                80.2          (28.9)           51.3
                                    ---------------------------------------
Other comprehensive income          $ 85.5         $(28.9)          $56.6
                                    =======================================

-----------------------------------------------------------------------------


For the years ended December 31, 1997 and 1996, reclassification adjustments for losses realized in income were $2.5 million and $0.7 million, respectively, net of the related tax effect of $0.9 million and $0.2 million, respectively.

INCOME TAXES

The Company provides for deferred taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed. The deferral method is used to account for investment tax credits. Prior to the Split-Off, the Company was included in the consolidated federal tax returns filed by GM. Current federal income taxes were calculated on a separate return basis and remitted to GM.

STATEMENTS OF CASH FLOWS

The Company uses the indirect method to present cash flows from operating activities and considers certificates of deposit, as well as the following items with original maturities of three months or less, to be cash equivalents: commercial paper, repurchase agreements and money market funds. (See Note 19.)

FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 1998 and 1997 (in millions):


-------------------------------------------------------------------------------
December 31,                              1998                     1997
-------------------------------------------------------------------------------
                                             Estimated                Estimated
                                   Carrying     Fair        Carrying    Fair
                                    Amount     Value         Amount     Value
-------------------------------------------------------------------------------
Current available-for-sale
  marketable securities (Note 2)  $   272.9   $  272.9      $  347.5   $  347.5
Investment in securities, joint
  ventures and partnerships,
  under the cost method of
  accounting (Note 5)                 564.8      584.1         379.1      480.6
Long-term debt (Note 8)            (1,232.0)  (1,332.7)     (1,900.4)  (1,960.4)
Redeemable preferred stock of
  subsidiaries and related
  interest rate swap
  agreements (Note 9)                (179.1)    (179.1)       (175.0)    (175.0)
Foreign exchange forward
  contracts, net asset (liability)
  (Note 14)                            (7.8)      (7.8)         10.5       10.2

-------------------------------------------------------------------------------


Current available-for-sale marketable securities are carried at their estimated fair value based on current market quotes. The fair values of certain long-term investments are estimated based on quoted market prices for these or similar investments. For other investments, various methods are used to estimate fair value, including external valuations and discounted cash flows. The fair value of long-term debt and redeemable preferred stock of subsidiaries, including related interest rate swap agreements, is estimated based on the current rates offered to the Company for instruments with similar terms, degree of risk and remaining maturities. The fair value of foreign exchange forward contracts is based on the estimated amount to settle the contracts using current market exchange rates. The carrying value of other financial instruments, such as cash equivalents, accounts and notes receivable, and accounts payable, approximates their fair value.





                       Electronic Data Systems Corporation and subsidiaries   39

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

CONCENTRATION OF CREDIT RISK

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of clients forming the Company's client base and their dispersion across different industry and geographic areas. Accounts receivable are shown net of allowances of $144.7 million and $105.4 million at December 31, 1998 and 1997, respectively. During the years ended December 31, 1998, 1997 and 1996, the portion of EDS revenues attributable to GM was 25%, 28% and 30%, respectively. Due to the signing of the new information technology ("IT") services agreements prior to the Split-Off, EDS does not anticipate the loss of GM as an ongoing major client in the near future. Other than GM, no single client accounted for more than 5% of the Company's revenues in 1998, 1997 or 1996.

STOCK-BASED COMPENSATION

The Company records stock-based compensation using provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to
Employees, for the preparation of its basic consolidated financial statements. (See Note 11.) Such provisions require the Company to recognize compensation cost over the vesting period for the difference between the quoted market price of an award at the date of grant and the purchase or exercise price of the share.

IMPAIRMENT  OF LONG-LIVED  ASSETS AND LONG-LIVED  ASSETS TO BE DISPOSED OF

The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1997 and 1996 consolidated financial statements to conform to the 1998 presentation.


NOTE 2: MARKETABLE SECURITIES

The following is a summary of current available-for-sale marketable securities (in millions):



-------------------------------------------------------------------------------
                                               Gross         Gross     Estimated
                                 Amortized   Unrealized    Unrealized    Fair
December 31, 1998                   Cost       Gains        Losses       Value
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
U.S. government and
  agency obligations              $187.4      $ 3.9          $(0.2)     $191.1
Other debt securities               68.7        1.0           (0.1)       69.6
                                -----------------------------------------------
     Total debt securities         256.1        4.9           (0.3)      260.7
Equity securities                    4.2        8.0            -          12.2
                                -----------------------------------------------
     Total current
       available-for-sale
       securities                 $260.3      $12.9          $(0.3)     $272.9
                                ===============================================
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
                                               Gross         Gross     Estimated
                                 Amortized   Unrealized    Unrealized    Fair
December 31, 1997                   Cost       Gains        Losses       Value
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

U.S. government and
  agency obligations              $215.8       $ 0.4         $ -        $216.2
Other debt securities               11.7         -             -          11.7
                                -----------------------------------------------
     Total debt securities         227.5         0.4           -         227.9
Equity securities                   92.3        27.3           -         119.6
                                -----------------------------------------------
     Total current
       available-for-sale
       securities                 $319.8       $27.7         $ -        $347.5
                                ===============================================
-------------------------------------------------------------------------------


Non-current securities are included in Investments and Other Assets (Note 5). During 1998, certain available-for-sale marketable securities with a carrying amount of $111.0 million, including unrealized gains of $24.6 million, were reclassified to Investments and Other Assets. Such reclassification resulted from the Company being restricted in its ability to sell the securities before 2001 due to a contractual obligation with a client.




40  Electronic Data Systems Corporation and subsidiaries

The amortized cost and estimated fair value of current debt securities at December 31, 1998, by contractual maturity, are shown below (in millions). Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to repay obligations without prepayment penalties.


-------------------------------------------------------------------------------
                                                                  Estimated
                                                   Amortized         Fair
December 31, 1998                                     Cost          Value
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Debt securities:
     Due in one year or less                        $ 35.0          $ 35.4
     Due after one year through five years           215.9           220.1
     Due after five years through ten years            0.2             0.2
     Due after ten years                               5.0             5.0
                                                   -------------------------
          Total debt securities                     $256.1          $260.7
                                                   =========================
-------------------------------------------------------------------------------

The following table summarizes sales of available-for-sale securities (in millions):

-------------------------------------------------------------------------------
Years Ended December 31,                       1998       1997       1996
-------------------------------------------------------------------------------
Proceeds from sales                           $134.1     $90.8      $78.9
Gross realized gains                          $ 32.2     $ -        $ 0.2
Gross realized losses                         $  -       $(1.4)     $(1.7)

-------------------------------------------------------------------------------


Specific identification was used to determine cost in computing realized gain or loss.


NOTE 3: PROPERTY AND EQUIPMENT (IN MILLIONS)

-------------------------------------------------------------------------------
December 31,                                   1998            1997
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Land                                         $  136.1        $  135.9
Buildings and facilities                      1,146.7         1,062.6
Computer equipment                            4,975.9         4,979.5
Other equipment and furniture                   683.6           723.2
                                           ----------------------------
                                              6,942.3         6,901.2
Less accumulated depreciation                (4,234.2)       (4,032.8)
                                           ----------------------------
         Total                               $2,708.1        $2,868.4
                                           ============================
-------------------------------------------------------------------------------


NOTE 4: LAND HELD FOR DEVELOPMENT

At December 31, 1998, land held for development consists of approximately 1,103 acres located primarily in Plano, Texas. The carrying value of land is periodically compared to current sales, market analyses and appraisals to determine whether an adjustment is required.


NOTE 5:  INVESTMENTS  AND OTHER ASSETS (IN MILLIONS)

-------------------------------------------------------------------------------
December 31,                                   1998            1997
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Lease contracts receivable (net of principal
  and interest on non-recourse debt)         $  340.5        $  346.9
Estimated residual values of leased
  assets (not guaranteed)                       267.5           289.2
Unearned income, including deferred
  investment tax credits                       (223.7)         (224.7)
                                           ----------------------------
Investment in leveraged leases (excluding
  deferred taxes of $305.7 and $319.6 at
  December 31, 1998 and 1997, respectively)     384.3           411.4
Investment in securities, joint ventures
  and partnerships                              626.9           471.7
Deferred pension costs                          263.8           172.2
Deferred software license fees                  211.3           157.2
Investment in direct financing leases,
  net of unearned income                          4.1           145.0
Other                                           141.0           143.7
                                           ----------------------------
     Total                                   $1,631.4        $1,501.2
                                           ============================
-------------------------------------------------------------------------------

Leases that are financed with non-recourse borrowings at lease inception are accounted for as leveraged leases. Such borrowings are secured by substantially all of the lessor's rights under the lease plus the residual value of the asset. For U.S. federal income tax purposes, the Company receives the investment tax credit (if available) at lease inception and has the benefit of tax deductions for depreciation on the leased asset and for interest on the non-recourse debt. A portion of the Company's leveraged lease portfolio is concentrated within the airline industry. The Company historically has not experienced credit losses from these transactions, and the portfolios are diversified among unrelated lessees.

Investment in securities, joint ventures and partnerships includes investments accounted for under the equity method of $62.1 million and $92.6 million at December 31, 1998 and 1997,


                       Electronic Data Systems Corporation and subsidiaries 41 respectively. A decline in the market value of any investments that is deemed to be other than temporary is charged to earnings. Investments and Other Assets was net of an allowance of $122.4 million at December 31, 1997.


NOTE 6: SOFTWARE, GOODWILL AND OTHER INTANGIBLES (IN MILLIONS)

-------------------------------------------------------------------------------
December 31,                                   1998            1997
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Software                                     $  928.2        $1,003.6
Goodwill                                      1,392.8         1,295.7
Other intangibles                               468.3           495.1
                                          -----------------------------
                                              2,789.3         2,794.4
Less accumulated amortization                (1,322.2)       (1,246.5)
                                          -----------------------------
     Total                                  $ 1,467.1        $1,547.9
                                          =============================

-------------------------------------------------------------------------------


NOTE 7: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (IN MILLIONS)

-------------------------------------------------------------------------------
December 31,                                   1998            1997
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Accounts payable                             $  329.8        $  372.4
Contract-related                                743.7           590.6
Payroll-related                                 849.5           676.5
Operating expenses                              683.3           682.1
Property, sales and franchise taxes             191.8           115.0
Other                                            42.8           143.1
                                          -----------------------------
     Total                                   $2,840.9        $2,579.7
                                          =============================


-------------------------------------------------------------------------------


NOTE 8: LONG-TERM DEBT (IN MILLIONS)

-------------------------------------------------------------------------------
December 31,                                   1998            1997
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Commercial paper, weighted-average
  interest rate of 5.44%                     $    -          $  662.7
Notes to banks, fixed rate, weighted-average
  interest rate of 5.40%, due 1999 to 2003      217.7           263.3
Notes payable, fixed rate, weighted-average
  interest rate of 7.03% to 7.05%, due 1999
  to 2014, net of discount                      996.5           935.1
Other                                            17.8            39.3
                                           ----------------------------
     Total                                    1,232.0         1,900.4
Less current portion of long-term debt          (47.7)         (109.5)
                                           ----------------------------
         Long-term debt                      $1,184.3        $1,790.9

-------------------------------------------------------------------------------

Commercial paper is classified as non-current debt, as it was intended to be maintained on a long-term basis, with ongoing credit availability provided by the Company's revolving, committed lines of credit. The Company maintains a credit agreement with a syndicate of banks which provides for $2,500.0 million of committed lines of credit, of which $1,250.0 million expires in 1999, with the option to convert any outstanding amounts under these lines into term loans that mature in 2001. The remaining $1,250.0 million expires in 2002. The Company pays annual commitment fees of .05% to .06% on the unused portion of the lines of credit.

Maturities of long-term debt for years subsequent to December 31, 1998, are as follows (in millions):

-------------------------------------------------------------------------------

1999                                $  47.7
2000                                  529.2
2001                                    8.7
2002                                    4.1
2003                                    3.6
Thereafter                            638.7
                                    -------
     Total                         $1,232.0
                                    =======
-------------------------------------------------------------------------------



The Company's credit facilities and the indenture governing its medium-term notes contain certain financial and other covenants, including the maintenance of a minimum net worth and restrictions on mergers, consolidations and sales of substantially all of the assets of the Company. As of December 31, 1998, the Company was in compliance with all of these covenants.


NOTE 9: REDEEMABLE  PREFERRED STOCK OF SUBSIDIARIES  AND MINORITY  INTERESTS

At December 31, 1998 and 1997, consolidated subsidiaries of the Company had redeemable preferred stock outstanding of $179.1 million and $175.0 million, respectively. Holders of the preferred shares have the right to redeem such shares from 2001 to 2003 for cash equal to the issue amount plus cumulative unpaid dividends. Dividends on such preferred shares are cumulative from the effective date of issue at fixed rates ranging from 6.95% to 7.7%. (See Note 14 for a discussion of related interest rate swap agreements.) The preferred shares are non-voting and provide the holders with a priority position with respect to any class of the issuing subsidiary's stock in the event of dissolution. The Company may call the redeemable preferred stock outstanding in 2003.




42  Electronic Data Systems Corporation and subsidiaries

On June 23, 1998, Unigraphics Solutions Inc., a then wholly owned subsidiary of the Company, sold five million shares of its Class A common stock, representing 13.8% of its total outstanding common stock, in an initial public offering. Net proceeds from the offering were $65.1 million. The Company recognized a gain on the sale of stock of this subsidiary of $49.6 million. Income taxes have not been provided for this gain, as the Company believes that it will recover its basis in the shares sold in a tax-free manner.

On September 1, 1997, the Company sold a 35% share in EDS' Australia operations to an unrelated third party for $140.5 million. The proceeds from the sale were recorded in Redeemable Preferred Stock of Subsidiaries and Minority Interests in the consolidated financial statements.


NOTE 10: INCOME TAXES

The current and deferred income tax liabilities (assets) are summarized as follows (in millions):


-------------------------------------------------------------------------------
December 31,                                     1998            1997
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  Current payable                              $ 57.7          $(25.3)
  Current deferred                              117.2           162.9
                                               ------          ------
       Total income taxes - current             174.9           137.6
  Non-current deferred                          362.6           474.8
                                               ------          ------
       Total current and non-current
       income taxes                            $537.5          $612.4
                                               ======          ======
-------------------------------------------------------------------------------


The provision for income tax expense is summarized as follows (in millions):

-------------------------------------------------------------------------------
                                U.S.
                              Federal     Non-U.S.     State       Total
-------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1998
  Current                      $391.8      $121.6      $ 58.2       $571.6
  Deferred                     (169.0)        9.7       (22.0)      (181.3)
                               ------      ------      ------       ------
     Total                     $222.8      $131.3      $ 36.2       $390.3
                               ======      ======      ======       ======

YEAR ENDED DECEMBER 31, 1997
  Current                      $243.9      $ 60.3      $ 32.4       $336.6
  Deferred                       51.7        11.7        11.0         74.4
                               ------      ------      ------       ------
     Total                     $295.6      $ 72.0      $ 43.4       $411.0
                               ======      ======      ======       ======

YEAR ENDED DECEMBER 31, 1996
  Current                      $303.2      $ 69.1      $ 42.4       $414.7
  Deferred                      (94.3)      (77.2)       (0.6)      (172.1)
                                ------      ------      ------       ------
     Total                     $208.9      $ (8.1)     $ 41.8       $242.6
                               ======      ======      ======       ======

-------------------------------------------------------------------------------


Income before income taxes included the following components (in millions):

-----------------------------------------------------------------------------
Years Ended December 31,                   1998          1997         1996
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
  U.S. income                            $  806.2      $1,017.8     $705.1
  Non-U.S. income                           327.5         123.8      (31.0)
                                         --------      --------     ------
     Total                               $1,133.7      $1,141.6     $674.1
                                         ========      ========     ======

-----------------------------------------------------------------------------


A reconciliation of income tax expense using the statutory U.S. federal income tax rate of 35.0% to the actual income tax expense follows (in millions):

-----------------------------------------------------------------------------
Years Ended December 31,                   1998          1997         1996
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
  Income before income taxes             $1,133.7      $1,141.6     $674.1
                                         --------      --------     ------
  Statutory U.S. federal income tax         396.8         399.6      235.9
  State income tax, net                      23.5          28.2       27.2
  Non-U.S. taxes, net of credit              13.2          11.4       (3.9)
  Change in the beginning-of-the-
    year valuation allowance                (35.0)          -          -
  Sale of stock of subsidiary               (17.4)          -          -
  Research and experimentation credits      (36.8)        (28.0)     (13.1)
  Other                                      46.0          (0.2)      (3.5)
                                         --------      --------     ------
     Total                               $  390.3      $  411.0     $242.6
                                         ========      ========     ======

  Effective income tax rate                 34.4%         36.0%      36.0%
                                         ========      ========     ======

-----------------------------------------------------------------------------





                       Electronic Data Systems Corporation and subsidiaries   43

The tax effects of temporary differences and carryforwards, which result in a significant portion of the deferred tax assets and liabilities, are as follows (in millions):

------------------------------------------------------------------------------
December 31,                       1998                        1997
------------------------------------------------------------------------------
                             Assets    Liabilities      Assets     Liabilities
------------------------------------------------------------------------------
Leasing basis differences   $   -        $  491.5       $  -         $ 490.9
Accrual accounting
  differences                181.6          246.1        158.3         289.0
Employee benefit plans        22.4          111.9         25.6         112.6
Depreciation/amortization     69.8          269.8         18.5         194.5
Effect on deferred taxes
  of carryforwards           251.4            -          265.8           -
Employee-related
  compensation               179.4            -          143.4           -
Other                        273.9          249.0        236.0         222.3
                            ------       --------       ------      --------
     Subtotal                978.5        1,368.3        847.6       1,309.3
Less valuation allowance     (90.0)           -         (176.0)          -
                            ------       --------       ------      --------
     Total deferred taxes   $888.5       $1,368.3       $671.6      $1,309.3
                            ======       ========       ======      ========
-----------------------------------------------------------------------------


The net changes in the total valuation allowance for the years ended December 31, 1998, 1997 and 1996 were a decrease of $86.0 million, an increase of $1.4 million and an increase of $48.3 million, respectively. A majority of the valuation allowance relates to net operating loss carryforwards of foreign subsidiaries which expire over an indefinite period. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.


NOTE 11: STOCK PURCHASE AND INCENTIVE PLANS

Compensation cost charged against income in connection with stock plans was $156.2 million, $103.2 million and $81.9 million for the years ended December 31, 1998, 1997 and 1996, respectively. The difference between the quoted market price as of the date of the grant and the purchase price of shares is charged to operations over the vesting period. No compensation cost has been recognized for fixed stock options and shares acquired by employees under the EDS Stock Purchase Plan. All references to common stock prior to the Split-Off are to GM's Class E common stock. If compensation cost for the Company's stock-based compensation plans had been determined in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in millions, except per share amounts):

-----------------------------------------------------------------------------
Years Ended December 31,                 1998          1997         1996
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Net Income        As reported           $743.4        $730.6       $431.5
                  Pro forma             $710.7        $701.5       $416.6
Earnings per share of common stock:
   Basic          As reported            $1.51         $1.49        $0.89
                  Pro forma              $1.44         $1.43        $0.86
   Diluted        As reported            $1.50         $1.48        $0.88
                  Pro forma              $1.43         $1.42        $0.85

-----------------------------------------------------------------------------

The weighted-average fair value of options granted during the year is $14.07, $14.48 and $18.66 for 1998, 1997 and 1996, respectively. The fair value of each option is estimated at the date of grant using a modified Black-Scholes option pricing model, with the following weighted-average assumptions for 1998, 1997 and 1996, respectively: dividend yields of 1.5%, 1.6% and 1.3%; expected volatility of 29.5%, 25.5% and 23.9%; risk-free interest rate of 5.1%, 6.4% and 6.5%; and expected lives of 7.1 years, 7.8 years and 8.2 years.

EDS STOCK PURCHASE PLAN

The EDS Stock Purchase Plan enables EDS employees to purchase up to 57.5 million shares of EDS common stock at 85% of the quoted market price through payroll deductions of up to 10% of their compensation. Shares of EDS common stock purchased under the EDS Stock Purchase Plan may not be sold or transferred within two years of the date of purchase unless they are first offered to EDS at the lesser of the original purchase price or the fair market value on the date of sale. The number of shares available for future sale under the EDS Stock Purchase Plan was 53.4 million shares at December 31, 1998.

PERFORMANCESHARE PLAN

The PerformanceShare Plan covers up to 20.0 million shares of EDS common stock and permits the granting of stock-based awards in the form of stock options to eligible employees. In 1998, the Compensation and Benefits Committee of the Board of Directors (the "Committee") granted to employees stock options to acquire 0.3 million shares of EDS common stock that vest after ten years of service, subject to accelerated vesting based on the appreciation in quoted market price of the Company's common stock. The exercise price equals the quoted market price on the date of grant. The maximum number of shares for which future options may be granted under the provisions of the PerformanceShare Plan was 8.2 million shares at December 31, 1998.





44  Electronic Data Systems Corporation and subsidiaries

INCENTIVE PLAN

The Incentive Plan covers up to 60.0 million shares of EDS common stock, in addition to 17.0 million unvested shares that were outstanding at the date of the Split-Off. The Incentive Plan permits the granting of stock-based awards in the form of restricted shares, restricted stock units, stock options or stock appreciation rights to eligible employees, officers and non-employee directors. The maximum number of shares for which additional shares, rights or options may be granted or sold under the provisions of the Incentive Plan was 32.5 million shares at December 31, 1998.

During the years ended December 31, 1998, 1997 and 1996, 1.7 million, 5.2 million and 0.6 million restricted stock units, respectively, were granted. A restricted stock unit is the right to receive shares. Units granted are generally scheduled to vest over a period of five to ten years. The weighted-average fair value of the restricted stock units granted was $41.01, $42.92 and $54.85 for the years ended December 31, 1998, 1997 and 1996, respectively. The quoted market price as of the date of grant is charged to operations over the vesting period. The total unvested number of units at December 31, 1998 was 16.1 million.

In 1998, the Committee granted to employees 10.9 million stock options which vest ratably over five to ten years of service under the Incentive Plan. The vesting of 1.9 million of these options is subject to accelerated vesting based on the appreciation in quoted market price of the Company's common stock. The exercise price for these grants is equal to the quoted market price on the date of the grant.

During 1998, the Company recognized compensation expense totaling $49.4 million due to the retirement of its former chairman and vice chairman. Such expense resulted from changes to vesting conditions for unvested restricted stock units and the grant of additional supplemental executive retirement and other cash benefits. The Company also adopted a retention plan for its corporate officers that provides for cash benefits and accelerated vesting of restricted stock units and options in the event of termination of employment without cause and other benefits in the event the officer remained employed at the end of the retention period.

In 1998, 1997 and 1996, non-employee directors were granted a total of 4,411, 7,349 and 3,500 restricted shares, respectively, of EDS common stock that vest over a three-year period. The quoted market price on the date of grant is charged to expense over the vesting period for these shares.

A summary of the Company's stock options issued under the PerformanceShare and Incentive Plans is presented below (in millions, except per share amounts):

-------------------------------------------------------------------------------
Year Ended December 31, 1998
-------------------------------------------------------------------------------
                                                             Weighted-
                                                             Average
                                                             Exercise
Fixed Options                                Shares            Price
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  Outstanding at beginning of year            23.2             $41
  Granted                                     11.2             $40
  Exercised                                    -                 -
  Forfeited                                   (1.7)            $41
                                             ------
  Outstanding at end of year                  32.7             $41
                                             =====
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Year Ended December 31, 1997
-------------------------------------------------------------------------------
                                                             Weighted-
                                                             Average
                                                             Exercise
Fixed Options                                Shares            Price
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  Outstanding at beginning of year             6.1             $48
  Granted                                     19.0             $39
  Exercised                                    -                 -
  Forfeited                                   (1.9)            $39
                                             ------
  Outstanding at end of year                  23.2             $41
                                             =====
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Year Ended December 31, 1996
-------------------------------------------------------------------------------
                                                             Weighted-
                                                             Average
                                                             Exercise
Fixed Options                                Shares            Price
-------------------------------------------------------------------------------
Outstanding at beginning of year                -                -
Granted                                        6.1             $48
Exercised                                       -                -
Forfeited                                       -                -
                                             ------
Outstanding at end of year                     6.1             $48
                                             =====
-------------------------------------------------------------------------------


At December 31, 1998 and 1997, 600,245 and 18,906 options were exercisable, with a weighted-average exercise price of $43 and $41 per share, respectively. At December 31, 1998, 26.7 million options outstanding with exercise prices of $36 to $44 had a weighted-average remaining contractual life and exercise price of thirteen years and $39, respectively, and 6.0 million options with exercise prices of $45 to $61 had a weighted-average remaining contractual life and exercise price of nine years and $47, respectively.




                        Electronic Data Systems Corporation and subsidiaries  45

NOTE 12: DEFERRED COMPENSATION PLAN

The EDS Deferred Compensation Plan (the "Plan") provides a long-term savings program for participants. This Plan allows eligible employees to contribute a percentage of their compensation to a savings program and to defer income taxes until the time of distribution. The Company amended the Plan, effective July 1, 1998, to provide for employer-matching contributions in the form of EDS stock. During the year ended December 31, 1998, employer-matching contributions totaled $14.3 million.


NOTE  13:  SEGMENT INFORMATION

The Company aggregates its client contracts by business line for management reporting purposes. Reportable segments consist of systems and technology services, business process management and management consulting services. Systems and technology services encompasses systems development, systems integration and systems management. Also included in this area are desktop services, Year 2000 conversions and enterprise software solutions. Business process management focuses on the use of technology to manage various business processes within the client's enterprise, including such activities as remittance processing, procurement logistics, enterprise customer management, customer service and training, as well as IT operations. Management consulting services are provided by A.T. Kearney, an EDS subsidiary. Services in this area provide clients with high value-added strategy, operations and information technology capabilities combined with implementation skills that improve overall business performance and competitive positioning.

The Company uses gross profit, which consists of segment revenues less cost of revenues, to measure segment profit or loss. Segment gross profit excludes selling, general and administrative expenses; restructuring charges; and asset writedowns that are not allocated to individual segments for management reporting purposes.

The following is a summary of certain financial information by reportable segment (in millions):


-----------------------------------------------------------------------------
As of and for the Year Ended December 31, 1998
-----------------------------------------------------------------------------
                                                       Gross         Total
                                        Revenue        Profit        Assets
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
     Systems and technology services   $12,248.6     $2,189.2      $ 4,950.2
     Business process management         3,281.6        537.1        1,995.2
     Management consulting services        999.9        171.4          836.1
     All other                             360.9         55.1        3,744.6
                                       ---------     --------      ---------
          Total                        $16,891.0     $2,952.8      $11,526.1
                                        ========      ========      ========
-----------------------------------------------------------------------------


-----------------------------------------------------------------------------
As of and for the Year Ended December 31, 1997
-----------------------------------------------------------------------------
                                                       Gross         Total
                                        Revenue        Profit        Assets
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
     Systems and technology services   $11,145.9     $2,489.9      $ 4,804.2
     Business process management         2,700.1        502.7        2,007.9
     Management consulting services        835.2        130.7          736.2
     All other                             554.4        (51.8)       3,625.8
                                       ---------     --------      ---------
          Total                        $15,235.6     $3,071.5      $11,174.1
                                        ========      ========      ========
-----------------------------------------------------------------------------


-----------------------------------------------------------------------------
As of and for the Year Ended December 31, 1996
-----------------------------------------------------------------------------
                                                       Gross         Total
                                        Revenue        Profit        Assets
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
     Systems and technology services   $10,721.4     $2,331.6      $ 5,049.8
     Business process management         2,354.1        348.7        1,640.0
     Management consulting services        703.0         75.5          632.8
     All other                             662.8        233.1        3,870.3
                                       ---------     --------      ---------
          Total                        $14,441.3     $2,988.9      $11,192.9
                                        ========      ========      ========
-----------------------------------------------------------------------------

The following is a summary of depreciation and amortization included in the calculation of gross profit above (in millions):

-----------------------------------------------------------------------------
Years Ended December 31,                 1998          1997          1996
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
     Systems and technology services   $  685.7      $  604.8      $  626.5
     Business process management          223.2         189.5         165.2
     Management consulting services        45.9          41.9          37.8
     All other                            284.1         245.7         250.9
                                       ---------     --------       -------
          Total                        $1,238.9      $1,081.9      $1,080.4
                                        ========      ========      =======
-----------------------------------------------------------------------------

Depreciation and amortization of $154.8 million, $126.6 million and $100.4 million for the years ended December 31, 1998, 1997 and 1996, respectively, are included in selling, general and administrative expenses.

Total assets in the "all other" category include $2,641.3 million, $2,423.8 million and $2,815.1 million of unallocated assets, primarily certain intangible assets and corporate fixed assets and investments, as of December 31, 1998, 1997 and 1996, respectively.


46  Electronic Data Systems Corporation and subsidiaries

The following reconciles segment gross profit to the Company's consolidated operating income (in millions):

-----------------------------------------------------------------------------
Years Ended December 31,                   1998          1997         1996
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
     Total gross profit for reportable
       segments                          $2,952.8      $3,071.5     $2,988.9
     Selling, general and administrative (1,837.9)     (1,528.3)    (1,403.3)
     Restructuring and other charges        (48.1)       (329.6)      (789.5)
                                         ---------     --------     --------
         Consolidated operating income   $1,066.8      $1,213.6     $  796.1
                                          =======       =======      =======


-----------------------------------------------------------------------------

The following presents information about the Company's operations in different geographic regions (in millions):

-------------------------------------------------------------------------------
As of and for the Year Ended December 31, 1998
-------------------------------------------------------------------------------
                                                               Long-
                                                               Lived
                                            Revenues           Assets
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

     United States                         $10,302.9          $3,276.8
     United Kingdom                          1,910.6             371.3
     Other                                   4,677.5             777.6
                                            --------           -------
         Totals                            $16,891.0          $4,425.7
                                            ========           =======
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
As of and for the Year Ended December 31, 1997
-------------------------------------------------------------------------------
                                                               Long-
                                                               Lived
                                            Revenues           Assets
-------------------------------------------------------------------------------
     United States                         $ 9,939.1          $3,370.5
     United Kingdom                          1,562.5             436.2
     Other                                   3,734.0             650.1
                                            --------           -------
          Totals                           $15,235.6          $4,456.8
                                            ========           =======
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
As of and for the Year Ended December 31, 1996
-------------------------------------------------------------------------------
                                                               Long-
                                                               Lived
                                            Revenues           Assets
-------------------------------------------------------------------------------
     United States                         $ 9,756.2          $3,736.2
     United Kingdom                          1,232.2             338.1
     Other                                   3,452.9             766.6
                                            --------           -------
          Totals                           $14,441.3          $4,840.9
                                            ========           =======
-------------------------------------------------------------------------------


For the years ended December 31, 1998, 1997 and 1996, total revenues from GM and its affiliates totaled $4,165.3 million, $4,314.0 million and $4,278.2 million, respectively. Revenues from GM were reported in each of the Company's reportable segments.


NOTE  14:  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company operates on a global basis, receiving revenues and incurring expenses in many countries. As a result of these activities, the Company has exposure to market risks arising from changes in interest rates and foreign exchange rates. Derivative financial instruments are used by the Company for the purpose of hedging against these risks by creating offsetting market positions. The Company does not hold or issue derivative financial instruments for trading purposes.

The notional amounts of derivative contracts, summarized below as part of the description of the instruments utilized, do not necessarily represent the amounts exchanged by the parties and thus are not a measure of the exposure of the Company resulting from its use of derivatives. The amounts exchanged by the parties are normally calculated on the basis of the notional amounts and the other terms of the derivatives. The Company is not a party to leveraged derivatives. Net payments or receipts under the Company's interest rate swap agreements are recorded as adjustments to interest expense. Gains and losses on foreign exchange forward contracts that are designated as and effective as a hedge of a foreign currency firm commitment are deferred and included in the measurement of the hedged transaction upon settlement. Deferred gains and losses relating to these instruments were not material in the years ended December 31, 1998, 1997 and 1996. Gains and losses on other foreign currency forward contracts are reflected in other income in the period in which the currency fluctuation occurs.




                        Electronic Data Systems Corporation and subsidiaries  47

The Company is exposed to credit risk in the event of non-performance by counterparties to interest rate swaps and foreign exchange contracts. However, because the Company deals only with major commercial banks with high-quality credit ratings, the Company does not anticipate non-performance by any of these counterparties.

INTEREST RISK MANAGEMENT

As of December 31, 1998 and 1997, in connection with a debt issuance transaction, the Company had interest rate swaps outstanding in the notional amount of $200.0 million. Under the swaps, the Company pays a fixed rate of 6.975% and receives a floating rate tied to the London Interbank Offered Rate ("LIBOR"), which was 6.34% and 7.54% at December 31, 1998 and 1997, respectively. Also, in connection with the preferred stock transactions discussed in Note 9, the Company had three fixed-to-variable interest rate swaps outstanding in the combined notional amount of $179.1 million as of December 31, 1998, two of which were also outstanding in the combined notional amount of $175.0 million at December 31, 1997, with floating-rate payments tied to the LIBOR. At December 31, 1998, the floating rates to pay were 5.09% to 6.73%, and the fixed rates to receive were 6.95% to 7.70%. The Company also had three currency swaps outstanding at December 31, 1998, for $179.1 million, two of which were also outstanding in the combined amount of $175.0 million at December 31, 1997, which converted the British pound LIBOR paid by the Company in the swaps related to the preferred stock to the U.S. dollar LIBOR.

FOREIGN EXCHANGE RISK MANAGEMENT

The Company uses derivative financial instruments, particularly foreign exchange forward contracts, to hedge transactions denominated in different currencies on a continuing basis. The purpose of the Company's hedging activities is to reduce the levels of risk of exposure to exchange rate movements, most significantly in Canada, Western European countries (primarily Germany, the United Kingdom, Italy, the Netherlands, Spain and Switzerland), Australia and New Zealand. At December 31, 1998 and 1997, the Company had forward exchange contracts maturing predominantly in the following year to purchase various foreign currencies in the amount of $671.0 million and $1,105.5 million, respectively, and to sell various foreign currencies in the amount of $1,538.7 million and $2,023.5 million, respectively.


NOTE 15:  RETIREMENT PLANS

The Company has several qualified and non-qualified pension plans (the "Plans") covering substantially all its employees. The majority of the Plans are non-contributory. In general, employees become fully vested upon attaining five years of service, and benefits are based on years of service and earnings. The actuarial cost method currently used is the projected unit credit cost method. The Company's U.S. funding policy is to contribute amounts that fall within the range of deductible contributions for U.S. federal income tax purposes.

The following tables provide a reconciliation of the changes in the Plans' benefit obligations and fair value of assets over the two-year period ending December 31, 1998, and a statement of the funded status as of December 31 of both years (in millions):

-------------------------------------------------------------------------------
                                               1998            1997
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
RECONCILIATION OF BENEFIT OBLIGATION
Obligation at January 1                      $2,511.3       $1,961.7
Service cost                                    186.9          135.8
Interest cost                                   162.7          159.8
Plan amendments                                (440.3)           0.1
Actuarial loss                                  169.0          324.7
Foreign currency exchange rate changes           17.3          (43.3)
Benefit payments                                (55.9)         (45.6)
Other                                            17.6           18.1
                                             --------       --------
Obligation at December 31                    $2,568.6       $2,511.3
                                             ========       ========

RECONCILIATION OF FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at January 1       $2,376.9       $1,799.7
Actual return on plan assets                     75.2          458.2
Foreign currency exchange rate changes            3.6          (23.0)
Employer contributions                          145.2          168.2
Benefit payments                                (55.9)         (45.6)
Other                                            17.5           19.4
                                             --------       --------
Fair value of plan assets at December 31     $2,562.5       $2,376.9
                                             ========       ========
FUNDED STATUS
Funded status at December 31                 $   (6.1)      $ (134.4)
Unrecognized transition obligation               17.6           17.6
Unrecognized prior-service cost                (412.5)           8.8
Unrecognized loss                               438.9           98.2
Net amount recognized                        $   37.9       $   (9.8)
                                             ========       ========

-------------------------------------------------------------------------------


The following table provides the amounts recognized in the balance sheets for pension benefits (in millions):

-------------------------------------------------------------------------------
December 31,                                    1998            1997
-------------------------------------------------------------------------------

Prepaid benefit cost                           $225.7          $138.0
Accrued benefit liability                      (214.2)         (147.8)
Intangible asset                                 26.4             -
                                              -------          ------
Net amount recognized                          $ 37.9          $ (9.8)
                                               ======          ======


-------------------------------------------------------------------------------




48  Electronic Data Systems Corporation and subsidiaries

The Company has certain pension plans, primarily international plans, with accumulated benefit obligations in excess of plan assets. The accumulated benefit obligations for these plans were $178.5 million and $105.8 million at December 31, 1998 and 1997, respectively. Total plan assets for these plans were $16.0 million and $8.3 million at December 31, 1998 and 1997, respectively.

The following table provides the components of net periodic pension cost (in millions):

-----------------------------------------------------------------------------
Years Ended December 31,                 1998          1997         1996
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
  Service cost                         $  186.9      $  135.8     $  119.8
  Interest cost                           162.7         159.8        121.8
  Expected return on plan assets         (246.1)       (181.9)      (129.5)
  Amortization of transition obligation     1.1           1.2          0.9
  Amortization of prior-service cost      (27.1)          1.3          1.2
  Amortization of net loss                  -             7.8         10.2
                                       --------      --------     --------
  Net periodic benefit cost            $   77.5      $  124.0     $  124.4
                                       ========      ========     ========

-----------------------------------------------------------------------------


The prior-service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains or losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

In connection with its 1996 restructuring (See Note 20), the Company recognized a charge of $87.4 million for special termination benefits for employees who accepted early retirement or were involuntarily terminated. The curtailment loss incurred by the Company in connection with this restructuring was not material.

At December 31, 1998 and 1997, the Plans' assets consisted primarily of equity and fixed-income securities and U.S. government obligations. During 1998, the Company amended the U.S. pension plan to convert it to a cash balance plan, using a benefit formula based on years of service, age and career-average earnings. These amendments to the U.S. Pension plan were effective July 1, 1998. The impact of these amendments on the Company's 1998 financial position and results of operations was to reduce the benefit obligation by approximately $492.0 million and pension cost by $57.0 million, respectively.

The weighted-average assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

-----------------------------------------------------------------------------
Years Ended December 31,                    1998          1997         1996
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
  Discount rate                             6.8%          7.3%         8.0%
  Rate of increase in compensation levels   5.2%          5.5%         5.4%
  Long-term rate of return on assets        9.9%         10.1%         9.7%

-----------------------------------------------------------------------------


During 1998, the Company elected to change the measurement date for pension plan assets and liabilities from September 30 to October 31. The change in measurement date had no effect on pension expense for 1998 or prior years.


NOTE 16: COMMITMENTS AND RENTAL EXPENSE

Commitments for rental payments for each of the next five years and thereafter under non-cancelable operating leases for computer equipment, software and facilities are $429.0 million, $355.3 million, $295.3 million, $219.5 million, $173.3 million and $618.0 million.

Total rentals under cancelable and non-cancelable leases, principally leased facilities, software, computer equipment and other leased assets, included in costs and charged to expenses (net of non-cancelable sublease rental income) were $1,132.6 million, $1,005.6 million and $1,017.0 million for the years ended December 31, 1998, 1997 and 1996, respectively.

At December 31, 1998, the Company had $70.1 million outstanding under standby letters of credit related to payment and performance guarantees.


NOTE 17: CONTINGENCIES

There are various claims and pending actions against the Company arising in the ordinary course of the conduct of its business. Certain of these actions seek damages in significant amounts. However, the amount of liability on claims and pending actions at December 31, 1998 was not determinable. In the opinion of management, the ultimate liability, if any, resulting from the aforementioned contingencies will not have a material adverse effect on the Company's consolidated results of operations or financial position.

In the normal course of business, the Company provides IT consulting and processing services to its clients under contracts that sometimes require the Company to comply with certain project-related performance criteria, including project deadlines, defined IT system deliverables or level-of-effort measurements. Under certain contracts, the Company could be required to purchase project-related IT processing assets of its clients totaling $447.9 million if the Company does not comply with such criteria. The Company believes that it is in compliance with the performance provisions of these contracts and that the ultimate liability, if any, incurred under these contracts will not have a material adverse effect on the Company's consolidated results of operations or financial position.



                        Electronic Data Systems Corporation and subsidiaries  49

The Company is exposed to market risk on investments it holds in trust on behalf of one of its clients. These investments, which consist primarily of corporate and government bonds, had a market value of $228.5 million and $282.1 million at December 31, 1998 and 1997, respectively.


NOTE 18:  ACQUISITIONS

On March 2, 1998, the Company's subsidiary, Unigraphics Solutions Inc., acquired the Mechanical CAD/CAM business of Intergraph Corporation (the "Solid Edge Acquisition") for a purchase price of $105.0 million, excluding approximately $2.0 million of acquisition costs, in a transaction accounted for as a purchase. The cost of the Solid Edge Acquisition was allocated to identifiable assets based on estimated fair values. Costs allocated to in-process research and development in the amount of $42.5 million were expensed upon acquisition. The remaining purchase price of $64.5 million was assigned to the various intangible assets and is being amortized over periods of two to seven years.

On August 29, 1997, EDS acquired all remaining outstanding equity interests in Neodata Corporation ("Neodata"), a Colorado-based integrated marketing communications services company, for $61.7 million, net of cash acquired, in a transaction accounted for as a purchase. The excess purchase price over the fair value of tangible assets acquired and liabilities assumed was $260.5 million and is being amortized to expense over periods ranging from three to twenty years. Prior to August 29, 1997, the Company's investment in Neodata, which was first made in 1993, was accounted for under the cost method. With the acquisition of the remaining outstanding equity interests of Neodata, preacquisition losses totaling $35.8 million for years prior to 1997 were charged to retained earnings.

The accompanying consolidated financial statements include the operations of Neodata and Solid Edge since the dates of acquisition. Pro forma disclosure relating to such acquisitions is not presented, as the impact is immaterial to EDS.

The Company made various other acquisitions during the years ended December 31, 1998, 1997 and 1996, none of which had a material effect on the Company's financial position or results of operations during the periods presented. In conjunction with the aforementioned acquisitions, assets acquired and liabilities assumed are summarized as follows (in millions):

-----------------------------------------------------------------------------
Years Ended December 31,                   1998          1997         1996
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
  Fair value of assets acquired           $269.0        $526.9        $78.1
  Less cash paid for stock and assets,
    net of cash acquired                  (108.1)       (180.4)       (46.7)
                                          ------        ------        -----
    Liabilities assumed                   $160.9        $346.5        $31.4
                                          ======        ======        =====


NOTE 19: SUPPLEMENTARY FINANCIAL INFORMATION

The following summarizes supplemental financial information (in millions):

-----------------------------------------------------------------------------
Years Ended December 31,                   1998          1997         1996
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
  Depreciation of property and equipment  $906.2        $876.1       $873.8
  Amortization                             487.5         332.4        307.0
  Interest and other income                148.6         117.8         86.4
  Interest expense                        (131.3)       (189.9)      (162.9)
  Cash paid for:
    Income taxes, net of refunds           408.9         346.5        390.8
    Interest                               132.3         191.2        160.4

-----------------------------------------------------------------------------


NOTE 20: RESTRUCTURING AND OTHER CHARGES

The following table depicts the restructuring activity for the years ended December 31, 1998, 1997 and 1996 (in millions):

-----------------------------------------------------------------------------
                                           1996           1997
                                      Restructuring   Restructuring
                                          Charge         Charge       Total
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
  1996 restructuring charge, excluding
    early retirement offer of $87.4
    million included in pension
    obligations (See Note 15)             $198.2         $  -         $198.2
  Cash payments                           (100.7)           -         (100.7)
                                          ------         ------       ------
       Balance at December 31, 1996         97.5            -           97.5
  1997 restructuring charge                  -            125.3        125.3
  Cash payments                            (51.2)         (55.1)      (106.3)
                                          ------         ------       ------
       Balance at December 31, 1997         46.3           70.2        116.5
  Cash payments                             (7.4)         (53.1)       (60.5)
  Reversal of residual accruals            (11.4)         (10.8)       (22.2)
                                          ------         ------       ------
       Balance at December 31, 1998       $ 27.5         $  6.3       $ 33.8
                                          ======         ======       ======

-----------------------------------------------------------------------------


50  Electronic Data Systems Corporation and subsidiaries

The reversal of the residual accruals was recorded in 1998 as a reduction of restructuring and other charges.

During 1996, the Company identified certain actions necessary to maintain and improve operating efficiencies and accelerate its move toward user-centered computing. To effect these actions, the Company adopted formal restructuring plans and recorded charges in 1996, including a $285.6 million charge primarily for work force reductions of approximately 4,900 employees who accepted early retirement or were to be involuntarily terminated under a planned work force realignment. The total employee-related termination and early retirement offer charges amounted to approximately $258.1 million, $137.0 million of which related to special termination benefits, including amounts under the Company's defined benefit pension plan. In addition, the Company wrote down certain of its assets by approximately $503.9 million. This amount related to writedowns of computers and other assets to their estimated fair values due to formal plans to consolidate certain processing centers; discontinuation of certain business activities; reductions in certain inventory due to the Company's decision to exit the computer product reseller market; assets written down in relation to a client in reorganization; and the writedown of fixed assets, software licenses and other assets no longer used to support the Company's operations. The 1996 consolidated financial statements also include $60.0 million charged to cost of revenues, the largest portion of which related to current assets written down in connection with the Company's decision to exit certain business activities related to the aforementioned client in reorganization.

During 1997, the Company began implementation of an enterprise-wide business transformation initiative to reduce its costs, streamline its organizational structure and align its strategy, services and delivery with market opportunities. This initiative involved the elimination of approximately 8,500 positions through reassignment of personnel, elimination of open personnel requisitions, normal attrition and termination of employees. As a result of this initiative, the Company recorded restructuring charges totaling $125.3 million, primarily relating to the severance costs associated with the planned involuntary termination of approximately 2,600 employees. In addition, the Company recorded asset writedowns of $99.7 million relating to operations that the Company discontinued. These operations primarily consisted of several processing centers that the Company consolidated and certain product lines and related services provided to certain industries. Asset writedowns relating to these product lines included investments; software, goodwill and other intangibles; and buildings and computer equipment. The Company also recorded asset writedowns of $104.6 million in 1997 and $27.8 million in 1998 primarily relating to operating assets initially identified for sale in 1997. As of December 31, 1998, all such assets have been sold.

As of December 31, 1998, the combined restructuring activities have resulted in approximately 4,750 employees involuntarily terminated and approximately 1,750 employees accepting early retirement offers. The restructuring activities have resulted in cash expenditures of $267.5 million since the second quarter of 1996.

The restructuring actions contemplated under the 1996 and 1997 plans are essentially complete as of December 31, 1998. The remaining accrued restructuring charge balance of $33.8 million is comprised of $23.6 million for severance-related payments to employees who have already been terminated, $7.6 million for lease termination and facility exit costs and $2.6 million for other restructuring activities.

Costs allocated to in-process research and development in the amount of $42.5 million in connection with the Solid Edge Acquisition were expensed in 1998 (See
Note 18). The in-process research and development related to the modification of certain CAD/CAM software, known as Solid Edge Version 4.0, to include the Unigraphics' Parasolid solid modeling kernel software. This project commenced in July 1997 and was completed in May 1998. Initial sales of the resulting product, Solid Edge Version 5.0, occurred shortly thereafter. The value assigned to in-process research and development was determined based on management's estimates of the remaining costs to develop the in-process technology (e.g., Solid Edge Version 5.0) into a commercially viable product, the estimated future net cash flows from Solid Edge Version 5.0 and the discounting of such cash flows back to their present value.

                        Electronic Data Systems Corporation and subsidiaries  51

NOTE 21:  QUARTERLY FINANCIAL DATA (UNAUDITED)
(in millions, except per share amounts)

------------------------------------------------------------------------------------------------------
                                         First        Second       Third        Fourth
Year Ended December 31, 1998            Quarter      Quarter(1)   Quarter(2)   Quarter(3)       Year
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
Revenues                                $3,942.0     $4,186.1     $4,352.7     $4,410.2      $16,891.0
Gross profit from operations               713.8        732.9        797.5        708.6        2,952.8
Restructuring and other charges             42.5         27.8          -          (22.2)          48.1
Income before income taxes                 287.7        318.9        304.9        222.2        1,133.7
Net income                                 184.2        221.9        195.1        142.2          743.4
Basic earnings per share of common stock    0.37         0.45         0.40         0.29           1.51
Diluted earnings per share of common stock  0.37         0.45         0.39         0.29           1.50
Cash dividends per share of common stock    0.15         0.15         0.15         0.15           0.60

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
                                         First        Second       Third        Fourth
Year Ended December 31, 1997            Quarter      Quarter(1)   Quarter(2)   Quarter(3)       Year
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
Revenues                                $3,591.6     $3,682.1     $3,733.7     $4,228.2      $15,235.6
Gross profit from operations               698.0        695.9        788.6        889.0        3,071.5
Restructuring and other charges              -          265.0         25.9         38.7          329.6
Income before income taxes                 303.3         35.7        359.7        442.9        1,141.6
Net income                                 194.1         22.9        230.2        283.4          730.6
Basic earnings per share of common stock    0.40         0.05         0.47         0.58           1.49
Diluted earnings per share of common stock  0.39         0.05         0.47         0.57           1.48
Cash dividends per share of common stock    0.15         0.15         0.15         0.15           0.60

------------------------------------------------------------------------------------------------------

(1)  Includes gain on sale of stock of subsidiary of $49.6 million
(2)  Includes  gain on sale of  leases of $69.0  million  and  senior  executive retirement  charges of $36.7 million
(3)  Includes negative contract  adjustments of $200.0 million and senior executive retirement charges of $12.7 million


NOTE 22: SUBSEQUENT EVENT (UNAUDITED)

On February 11, 1999, EDS announced the principal terms of a framework agreement with MCI WorldCom. Under that agreement, MCI WorldCom will outsource major portions of its IT operations to EDS, and EDS will become MCI WorldCom's preferred provider of IT services. In addition, EDS will outsource the bulk of its global network to MCI WorldCom, which will handle end-to-end management of voice and data communications services on a preferred basis for EDS and its clients. In connection with this framework agreement, EDS agreed to purchase MCI WorldCom's IT services unit, MCI Systemhouse ("Systemhouse"), for $1,650.0 million in cash. Systemhouse had 1998 revenues of approximately $1,700.0 million.



52  Electronic Data Systems Corporation and subsidiaries

Selected Financial Data
(in millions, except per share amounts)

--------------------------------------------------------------------------------------------------------------
As of and for the Years Ended December 31,        1998          1997         1996         1995         1994
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
     Revenues                                   $16,891.0    $15,235.6    $14,441.3    $12,422.1     $9,960.1
     Cost of revenues                            13,938.2     12,164.1     11,452.4      9,601.6      7,529.4
     Selling, general and administrative          1,837.9      1,528.3      1,403.3      1,291.5      1,187.1
     Restructuring and other charges                 48.1        329.6        789.5          -            -
     One-time split-off costs                         -            -           45.5          -            -
     Interest expense and other, net                (17.3)        72.0         76.5         62.0        (40.6)
     Gain on sale of stock of subsidiary             49.6          -            -            -            -
     Provision for income taxes                     390.3        411.0        242.6        528.1        462.3
                                                 --------     --------     --------     --------      -------
     Net income                                 $   743.4    $   730.6    $   431.5    $   938.9     $  821.9
                                                =========    =========    =========    =========     =========

PER SHARE DATA
     Basic earnings per share of common stock   $    1.51    $    1.49    $    0.89    $    1.96     $   1.71
     Diluted earnings per share of common stock $    1.50    $    1.48    $    0.88    $    1.94     $   1.69
     Cash dividends per share of common stock   $    0.60    $    0.60    $    0.60    $    0.52     $   0.48

FINANCIAL POSITION
     Current assets                             $ 5,633.3    $ 5,169.4    $ 4,945.2    $ 4,381.5     $3,354.1
     Property and equipment, net                  2,708.1      2,868.4      3,097.0      3,242.4      2,756.6
     Operating and other assets                   3,184.7      3,136.3      3,150.7      3,208.5      2,675.8
     Total assets                                11,526.1     11,174.1     11,192.9     10,832.4      8,786.5
     Current liabilities                          3,656.8      3,257.6      3,162.8      3,221.5      2,873.2
     Long-term debt, less current portion         1,184.3      1,790.9      2,324.3      1,852.8      1,021.0
     Redeemable preferred stock of subsidiaries
       and minority interests                       405.9        341.4        493.3         39.9          -
     Shareholders' equity                         5,916.5      5,309.4      4,783.1      4,978.5      4,232.5

--------------------------------------------------------------------------------------------------------------




STOCK PRICE RANGE

---------------------------------------------------------------------------
                                     1998                    1997
---------------------------------------------------------------------------
                                High      Low            High      Low
                                -------------            -------------

First quarter                 $50.88    $40.50         $49.63    $40.13
Second quarter                 46.75     33.94          44.75     31.75
Third quarter                  42.25     30.56          46.75     34.50
Fourth quarter                 51.31     30.44          44.19     29.56




                       Electronic Data Systems Corporation and subsidiaries   53